                                         FORM 18-K

                 For Foreign Governments and Political Subdivisions Thereof

                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                        ANNUAL REPORT
                                             of
                                     PROVINCE OF ONTARIO
                                          (Canada)
                                    (Name of Registrant)

                           Date of end of last fiscal year: March 31, 2004

                                   SECURITIES REGISTERED*
                            (As of the close of the fiscal year)

      Title of Issue               Amounts as to which           Names of exchanges
                                   registration is effective     on which registered

           N/A                             N/A                           N/A

                Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                       Ariel Delouya
                                         Counsellor
                                      Canadian Embassy
                                501 Pennsylvania Avenue N.W.
                                   Washington, D.C. 20001

                                         Copies to:
                                       Brice T. Voran
                                     Shearman & Sterling
                             Commerce Court West, 199 Bay Street
                              Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                                          SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                           PROVINCE OF ONTARIO
                                           (Name of registrant)

December 9, 2004                           By:    /s/ Michael D. Manning
                                               -------------------------------------------------
                                               Name:    Michael D. Manning
                                               Title:   Executive Director (Acting)
                                                        Capital Markets Division
                                                        Ontario Financing Authority

                                  Exhibit Index

Exhibit (a):        None

Exhibit (b):        None

Exhibit (c):        The  2004  Ontario  Budget  (incorporated  by  reference  to
                    Amendment  No. 3 on Form  18-K/A  dated May 18, 2004 to the
                    Annual Report of the Province of Ontario)

Exhibit (d):        Province of Ontario - Description

                                                                     EXHIBIT (d)

                                               Province of Ontario - Description

                                [ ONTARIO LOGO ]

                                        This  description  of  the  Province  of
                                        Ontario is dated  December  9, 2004 and
                                        appears as Exhibit  (d) to the  Province
                                        of Ontario's  Annual Report on Form 18-K
                                        to  the  U.S.  Securities  and  Exchange
                                        Commission  for the  fiscal  year  ended
                                        March 31, 2004.

    THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE  INFORMATION  HEREIN IS CORRECT AS OF ANY TIME  SUBSEQUENT TO ITS
DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS  CONTAINED IN A REGISTRATION  STATEMENT FILED UNDER THE U.S. SECURITIES ACT
OF 1933, AS AMENDED) IS FOR  INFORMATION  PURPOSES  ONLY AND IS NOT INTENDED TO BE USED OR RELIED UPON IN CONNECTION  WITH THE PURCHASE
OR SALE OF ANY SECURITIES OF THE PROVINCE OF ONTARIO,  IS NOT A PROSPECTUS,  INFORMATION  MEMORANDUM OR SIMILAR  DOCUMENT AND IS NOT AN
OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF THE PROVINCE OF ONTARIO.

                                                           TABLE OF CONTENTS

                                                                                                                                   Page

PROVINCE OF ONTARIO SUMMARY INFORMATION.......................................................................................
1. OVERVIEW...................................................................................................................
2. ECONOMY....................................................................................................................
     MAJOR ECONOMIC INDICATORS................................................................................................
     RECENT ECONOMIC DEVELOPMENTS.............................................................................................
     STRUCTURE OF THE ECONOMY.................................................................................................
     LABOUR FORCE.............................................................................................................
     SOCIAL SECURITY SYSTEM...................................................................................................
     GOVERNMENT RESPONSIBILITIES AND RELATIONSHIPS............................................................................
3. PUBLIC FINANCE.............................................................................................................
     FINANCIAL REPORTING......................................................................................................
     FISCAL POSITION..........................................................................................................
     REVENUE..................................................................................................................
     EXPENSE..................................................................................................................
     OUTLINE OF PRINCIPAL PROVINCIAL INSTITUTIONS.............................................................................
     SINKING FUNDS............................................................................................................
4. PUBLIC DEBT................................................................................................................
     DEBT.....................................................................................................................
     ASSETS AND LIABILITIES...................................................................................................
     CONSOLIDATED DEBT OF THE ONTARIO PUBLIC SECTOR...........................................................................
     SELECTED DEBT STATISTICS.................................................................................................
     FINANCIAL TABLES.........................................................................................................
                                                            _______________

    In this  document,  unless  otherwise  specified or the context  otherwise  requires,  all dollar amounts are expressed in Canadian dollars.  All foreign currency  conversions are reported at statement date exchange rates, unless otherwise  specified.  The inverse of the noon buying rate in New York City on December 9, 2004 for cable transfers in Canadian  dollars,  as certified for customs  purposes by the Federal Reserve Bank of New York was $1.00 = $0.8161  (U.S.).  See "4. Public Debt-- (5) Selected Debt Statistics-- The Canadian
Dollar."
                                                            _______________

    In this document,  statistics for the economy of the Province of Ontario  ("Ontario" or the "Province") are set forth on a calendar year basis at market  prices,  except as  otherwise  indicated.  Economic  statistics  for recent  years  frequently  are  estimates or preliminary figures which are subject to adjustment.  Financial  statistics for the Province are set forth on a fiscal year basis (from
April 1 to March 31 of the succeeding year), unless otherwise noted.

                                                            _______________

    In this document,  unless  otherwise  specified,  references to average  growth rates refer to the average annual  compound rate of growth.  This is  computed  by  expressing  the  amount of growth  during the period as a  constant  annual  rate of growth  compounded annually.  The computational  procedure used is the geometric average of the annual rates from the first to the last year's observation of the variables.
                                                            _______________

    This document  appears as an exhibit to the Province's  Annual Report to the U.S.  Securities and Exchange  Commission on Form 18-K
for the fiscal year ended March 31, 2004.  Additional  information  with respect to the Province is available in such Annual Report and in amendments  thereto.  Such Annual Report,  exhibits and amendments  can be inspected and copied at the public  reference  facilities maintained  by the  Commission  at 2 Judiciary  Plaza,  450 Fifth Street,  N.W.,  Room 1024,  Washington,  D.C.  20549.  Copies of such documents may also be obtained at prescribed rates from the Public  Reference  Section of the U.S.  Securities and Exchange  Commission
at its Washington  address or, without charge,  from the Province of Ontario,  Ontario Financing  Authority,  Capital Markets Division,
One Dundas Street West, 14th Floor, Toronto, Ontario M7A 1Y7, telephone (416) 325-8128.
                                                            _______________

                                                PROVINCE OF ONTARIO SUMMARY INFORMATION

The following  information is a summary only and is qualified in its entirety by the detailed  information  elsewhere in this document.
Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.

                                                                                            Year ended December 31,
                                                                           1999         2000         2001         2002         2003
                                                                                  (in millions unless otherwise indicated)
Economy(1)
  Gross Domestic Product at Market Prices..........................    $ 409,020    $ 440,759    $ 453,931    $ 479,556    $ 494,501
 Personal Income...................................................      321,702      347,653      360,496      369,606      379,216
  Consumer Price Index (annual change).............................          1.9%         2.9%         3.1%         2.0%         2.7%
  Unemployment (average annual rate)...............................          6.3%         5.7%         6.3%         7.1%         7.0%

                                                                                                                              Current
                                                                                                                              Outlook
                                                                                2000-01     2001-02    2002-03    2003-04   2004-05(4)
                                                                                                   (in millions)
Government Finances
Revenue(2)................................................................    $   66,294  $  66,534  $  68,891  $   68,400  $   79,041
Expense
 Programs.................................................................        51,396     53,932     57,204      62,104      67,520
  Capital(3)..............................................................         2,123      1,890      1,876       2,175       2,575
  Interest on Debt........................................................        10,873     10,337      9,694       9,604      10,114
Total Expense.............................................................        64,392     66,159     68,774      73,883      80,209
Reserve...................................................................    $       --  $      --  $      --  $       --  $    1,000
Surplus/(Deficit).........................................................    $    1,902  $     375  $     117  $   (5,483) $   (2,168)
Net Debt(5)...............................................................       132,496    132,121    132,647     138,557     141,493
Accumulated Deficit(5)....................................................    $  132,496  $ 132,121  $ 118,705  $  124,188  $  126,356

                                                                                                     As at March 31,
                                                                                   2000       2001       2002        2003       2004
                                                                                                    (in millions)
Public Sector Debt
  Net Debt(5)..............................................................     $ 134,398  $ 132,496  $  132,121  $ 132,647  $ 138,557
  Obligations Guaranteed...................................................         2,804      2,816       2,788      4,100      3,400
  Other Public Sector Debt.................................................         6,575      7,234       7,212      9,704     10,828
Total......................................................................     $ 143,777  $ 142,546  $  142,121  $ 146,451  $ 152,785
__________
Note:  2000-01 to 2002-03  have been  restated to reflect  the  reclassification  of  adjustments  related to recovery of prior  years'
    expenses  from  expense to revenue  consistent  with the  2003-2004  Public  Accounts of Ontario.  This change has no impact on the
    Surplus/Deficit.

(1) See "2. Economy-- (2) Recent Economic Developments" for the most recently available economic indicators.

(2) Includes  one-time revenue gain of $3,881 million related to the projected  elimination of the liability for non-utility  generator power purchase agreements in 2004-05.

(3) Starting  in  2002-03,  major  tangible  capital  assets  owned  by  Provincial  ministries  (land,  buildings  and  transportation infrastructure)  are  accounted  for on a full  accrual  accounting  basis.  Other  tangible  capital  assets  owned by  Provincial ministries  will continue to be accounted for as expense in the year of  acquisition or  construction.  All capital assets owned by consolidated government organizations are accounted for on a full accrual basis.

(4) Current Outlook 2004-05 refers to information presented in the 2004 Ontario Economic Outlook and Fiscal Review.

(5) Net Debt is calculated as the difference  between  liabilities and financial assets.  The annual change in Net Debt is equal to the
    Surplus/Deficit  plus the  change in  tangible  capital  assets.  Accumulated  Deficit  is  calculated  as the  difference  between liabilities  and  financial  and  tangible  capital  assets.  The  annual  change  in  the  Accumulated  Deficit  is  equal  to the
    Surplus/Deficit.

                                                              1. OVERVIEW

Area and Population

    The Province of Ontario covers an area of approximately  1,068,580 square kilometers (412,580 square miles), about 10.7% of Canada, and is about 11.4% as large as the United  States.  The estimated  population of Ontario on July 1, 2004 was 12.4 million,  or 38.8% of
Canada's  population of 31.9 million.  Since 1992, the populations of Ontario and Canada have increased at average annual rates of 1.3%
and 1.0%,  respectively.  Although it constitutes only 12% of the area of the Province,  Southern Ontario contains  approximately 93.5%
of the Province's  population.  The population of the Greater Toronto Area, the largest  metropolitan area in Canada,  was estimated to be 5.7 million on July 1, 2004.

Government

    Canada is a federation with a parliamentary system of government.  Constitutional  responsibilities are divided between the federal government, the 10 provinces and the 3 territories.

    The Premier of the Province of Ontario  ("Premier") is traditionally  the leader of the political party with the greatest number of members elected to the legislative  assembly of the Province  ("Legislative  Assembly").  The Cabinet through the Lieutenant  Governor, who represents  the Crown,  formally  exercises  executive  power.  Cabinet  ministers are usually  nominated from among members of the
Premier's party.

    The Legislative Assembly consists of 103 seats, each representing a specified territorial division of the Province,  and is elected for a five-year  term.  A  dissolution  of the  Legislative  Assembly  prior to the end of the  five-year  term may be requested by the
Premier at the Premier's own volition or if the  government  loses the confidence of the  Legislative  Assembly by being defeated on an important vote.

    The last Provincial  election was held on October 2, 2003.  Present party standings in the Legislative  Assembly are: Liberal Party of Ontario,  71 seats;  Progressive  Conservative  Party of Ontario,  24 seats; and the New Democratic  Party of Ontario,  8 seats. The current government of the Province is formed by the Liberal Party.

Economic Setting

    Gross Domestic  Product  ("GDP") at current  market prices in 2003 was $494,501  million,  representing  40.6% of the Canadian GDP.
Personal income per capita in 2003 was $30,940, or 5.9% above the national average.

    An indication of the Province's importance in several areas of Canadian economic activity is illustrated below.

                                          ONTARIO'S SHARE OF CANADIAN ECONOMIC ACTIVITY, 2003

                                                                                                          Total
                                                                                                        Canadian
                                                                                                        Economic      Ontario's Share of
                                                                                                        Activity        Canadian Total
                                                                                                      (in millions)           (%)
Gross Domestic Product..........................................................................     $   1,218,772           40.6
Business Investment.............................................................................           205,875           36.8
Exports.........................................................................................           461,596           47.6
Consumption.....................................................................................           688,707           40.2
Personal Income.................................................................................           924,608           41.0
__________
Sources: Statistics Canada and Ontario Ministry of Finance.

    The Provincial  economy  displays many of the  characteristics  of a mature economy,  including  substantial  secondary and service sectors.  In broad terms,  the primary  sector is composed of  agriculture,  mining and forestry,  while  manufacturing,  utilities and construction form the secondary sector. The remaining  categories,  such as transportation,  communication,  wholesale and retail trade and business and public service,  make up the service sector.  Ontario shows a stronger  concentration in  manufacturing  than both the
United States and the whole of Canada.

                               PERCENTAGE DISTRIBUTION OF REAL GROSS DOMESTIC PRODUCT BY INDUSTRY, 2003
                                                           (at 1997 Prices)

                                                                                                  Ontario   Canada   United States(1)
                                                                                                    (%)       (%)           (%)
Primary Sector...............................................................................        1.8       5.9           2.2
Secondary Sector.............................................................................       28.5      25.2          19.0
Service Sector...............................................................................       69.7      68.9          78.8
Total........................................................................................      100.0     100.0         100.0
__________
Sources: Ontario Ministry of Finance, Statistics Canada and the United States Department of Commerce.
(1) GDP in current dollars

Foreign Relations

    The Province has no direct diplomatic relations with foreign countries,  but has developed a high degree of international  activity in order to facilitate investment in Ontario.

                                                              2. ECONOMY

(1) Major Economic Indicators

Overview

    Ontario's  GDP at current  market  prices in 2003 was $494,501  million.  GDP in constant  1997  dollars  ("Real GDP") was $459,805 million in 2003, an increase of 1.6% over 2002. The four-year  average annual growth rate of real GDP from 2000 to 2003 was 3.2%.  Real
GDP in 2003  increased at a quarterly  rate of 0.7% in the first  quarter,  declined 0.3% in the second  quarter,  declined 0.7% in the third quarter and increased 1.0% in the fourth quarter.

    The Ontario economy was hit by a series of shocks in 2003: the outbreak of Severe Acute Respiratory  Syndrome (SARS),  concern over mad cow disease,  the August  power  blackout,  global  political  tensions  and an  unprecedented  rise in the  Canadian  dollar.  The cumulative  impact of these shocks  slowed the growth of the Ontario  economy to just 1.6% from 3.4% in 2002.  In the external  sector, real exports decreased by 0.6%. On the domestic side, consumer demand grew by 3.2% while housing  construction  advanced 4.5%. Business investment in machinery and equipment advanced 7.2% and non-residential construction fell 3.2% in 2003.

    The following table provides a summary of major economic  indicators for Ontario from 2000 to 2003. For the most recently available economic indicators, See "(2) Recent Economic Developments".

                                                       MAJOR ECONOMIC INDICATORS

                                                                                                                            Average
                                                                                                                            Annual
                                                                                                                            Rate of
                                                                                         Year ended December 31,            Growth

                                                                                2000        2001        2002        2003     2000-2003
                                                                                (in millions unless otherwise indicated)        (%)
Personal Expenditure on Consumer Goods and Services......................     $ 239,681   $ 250,892   $ 264,641   $276,866      5.5
Government Expenditure on Goods and Services.............................        82,335      86,584      92,776    100,060      7.0
Business Gross Fixed Capital Formation...................................        68,135      70,464      73,021     75,833      3.8
Exports of Goods and Services............................................       320,536     317,344     325,241    311,146      1.6
Imports of Goods and Services............................................       274,513     268,572     274,936    271,105      2.1
Adjustment for Inventory Changes.........................................         3,983      -2,236         -43      2,894      --
Statistical Discrepancy and Other Transactions...........................           602        -547      -1,142     -1,196      --
Gross Domestic Product at Market Prices..................................       440,759     453,931     479,556    494,501      4.9
Gross Domestic Product in Constant 1997 Prices...........................       429,105     437,600     452,431    459,805      3.2
Gross Domestic Product Price Deflator (Index)............................         102.7       103.7       106.0      107.5      1.6
Personal Income (Ontario)................................................       347,653     360,496     369,606    379,216      4.2
Personal Income (Canada).................................................       840,382     874,657     897,901    924,608      4.2
Personal Income per Capita (July Population):
  Ontario (in dollars)...................................................        29,751      30,300      30,541     30,940      2.6
  Canada (in dollars)....................................................        27,384      28,195      28,621     29,204      3.2
Population (July in thousands):
  Ontario................................................................        11,685      11,898      12,102     12,257      1.6
  Canada.................................................................        30,689      31,021      31,373     31,660      1.0

                                                                                             Year ended December 31,
                                                                                                                               Average
                                                                                       2000      2001      2002       2003    2000-2003
Consumer Price Index (annual Change):
  Ontario................................................................              2.9%      3.1%      2.0%       2.7%      2.7%
  Canada.................................................................              2.7%      2.6%      2.2%       2.8%      2.6%
Unemployment (average annual Rate):
  Ontario................................................................              5.7%      6.3%      7.1%       7.0%      6.5%
  Canada.................................................................              6.8%      7.2%      7.7%       7.6%      7.3%
__________
Totals may not add due to rounding.

Sources: Ontario Ministry of Finance and Statistics Canada.

Personal Expenditure

    In 2003,  personal  expenditure on consumer goods and services,  the largest component of GDP,  increased 4.6% over 2002. From 2000 through 2003, personal expenditure increased at an average annual rate of 5.5%.

Government Expenditure

    Expenditure by the federal,  provincial and municipal  governments in Ontario (excluding transfer payments and subsidies) comprised
20.2% of provincial output in 2003.(1) )From 2000 through 2003, government expenditure increased at an average annual rate of 7.0%.

Capital Expenditure

    In 2003, total capital  expenditure was $88,850  million,  or 18.0% of GDP, up 5.0% from $84,636 million in 2002. The major sources of total capital  expenditure  were housing  (31.7%),  trade,  finance,  commercial and  information and cultural  industries  (25.0%), institutional services and government departments (16.8%),  manufacturing  (10.7%),  transportation,  warehousing and utilities (9.7%), primary and construction  industries (4.6%) and professional,  scientific and technical services (1.5%).  From 2000 through 2003, total capital expenditure increased at an average annual rate of 4.6%.

    Business  gross fixed capital  formation in 2003 was $75,833  million.  This accounted for 85.3% of total capital  expenditure  and
15.3% of GDP at current market prices.

Exports and Imports

    In 2003,  Ontario's  exports of goods and services totaled $311,146  million,  the equivalent of 62.9% of Ontario's nominal GDP, of which  70.6% were  international  exports  and 29.4%  were  interprovincial  exports.  By  comparison,  Ontario  international  exports represented 47.6% of Canada's total exports.  Ontario's imports of goods and services totaled $271,105 million in 2003,  resulting in a positive overall trade balance of $40,041 million.

    Ontario's  international  goods  exports  include:  motor  vehicles  and parts,  which  accounted  for 46.6% of its total  value of merchandise  exports in 2003;  capital  equipment such as machinery,  electrical and electronic  goods, and scientific and professional equipment,  which accounted for 20.5%; industrial materials such as steel,  chemicals,  plastics and rubber, which accounted for 16.4%;
agricultural,  forestry, energy and mining-related products, which accounted for 9.8%; and consumer goods such as furniture,  drugs and clothing, which accounted for 4.3%.

    Ontario's leading  interprovincial exports include financial,  insurance and real estate services,  wholesale trade, food products, transportation equipment, chemicals and electrical equipment.

____________
(1) The National Income and Expenditure  Accounts as produced by Statistics Canada defines  government  expenditure to exclude transfer payments and subsidies.

    Under the Free Trade  Agreement  ("FTA"),  which came into force on January 1, 1989,  tariffs  between the United States and Canada were phased out entirely on January 1, 1999. The North American Free Trade Agreement  ("NAFTA")  between Canada,  Mexico and the United
States,  which came into effect on January 1, 1994,  liberalizes trade with Mexico and improves on many of the provisions of the FTA. A bilateral free-trade  agreement between Canada and Chile came into force on July 5, 1997.  Canada-Chile  agreement,  which provides for the  liberalization  of trade and investment  between the two  countries,  was negotiated to serve as an interim step to bridge Chile's accession to NAFTA.  In  addition,  a new World Trade  Organization  Agreement  ("WTO")  (formerly  the General  Agreement on Trade and
Tariffs) was implemented on January 1, 1995. It has resulted in a 40% reduction in average  tariffs  worldwide and makes major advances in rules governing trade in agriculture, services and intellectual property.

(2) Recent Economic Developments

    Real output in the Ontario  economy  rebounded by 1.0% (4.2%  annualized) in the second quarter of 2004,  measured in 1997 dollars, from a 0.5% pace (2.0%  annualized) in the first quarter of 2004. In current  dollars,  nominal GDP grew by 2.1% to reach an annualized level of $513.4 billion.

    Real economic  growth in the second  quarter was led by strong export gains, a rebound in  residential  construction  and continued
growth in business machinery and equipment investment. However, final domestic demand slowed to 0.3% (1.2% annualized) in real terms.

    Ontario employment declined by 2,200 jobs in November,  following an increase of 32,800 in October.  The unemployment rate was 7.0%
in November.

    In October 2004, the Ontario Consumer Price Index ("CPI") inflation rate was 2.1%.

Economic Outlook: 2004 to 2007

    The 2004 Ontario  Economic Outlook and Fiscal Review presented the forecast for the Ontario economy for 2004 to 2007 as of November
4, 2004.

    The Ontario economy has gained momentum in 2004,  rebounding from a series of shocks that slowed economic growth in 2003. Ontario's real GDP is forecast to grow by 2.3% in 2004,  3.2% in 2005,  3.1% in 2006 and 3.3% in 2007.  Ontario's  nominal GDP growth is expected to be 4.4% in 2004, followed by 5.1% in both 2005 and 2006, and 5.2% in 2007.

    Ontario's CPI  inflation  rate is expected to drop from 2.7% in 2003 to 1.8% in 2004 and average 1.9% over the 2005 to 2007 period.
Ontario's unemployment rate is expected to trend down, falling from a projected 6.7% in 2004 to 5.9% by 2007.

    From year to year,  Ontario's economic  performance is strongly  influenced by developments  outside its borders.  As a result, the
Economic  Outlook  and  Fiscal  Review  forecast  for  Ontario  growth is based on  assumptions  about  key  features  of the  external environment,  including  interest  rates,  the exchange  rate and the U.S.  economy.  According to the Ministry of Finance's  survey of financial markets (October 2004), the Canadian  three-month  Treasury bill rate is expected to average 2.2% in 2004, 3.3% in 2005, 4.2%
in 2006 and 4.6% in 2007.  The 10-year  government of Canada bond rate is expected to average 4.7% in 2004,  5.2% in 2005,  and 6.0% in both 2006 and 2007. On average,  forecasters  expect the Canadian exchange rate will average 80.1 cents in 2005,  slightly below recent levels.  The assumption  underlying the Economic Outlook and Fiscal Review projection is that the exchange rate will average 81.0 cents
U.S. in 2006 and 81.4 cents U.S. in 2007.

    The economic  health of Ontario's  primary  trading  partner-- the United States-- sets the tone for the  performance  of Ontario's exporters.  The  Economic  Outlook and Fiscal  Review  assumptions  for U.S.  economic  growth  were drawn from the Blue Chip  Economic
Indicators (October) of 4.4% in 2004 and 3.5% in 2005.

(3) Structure of the Economy

Secondary Industries

    Manufacturing.  Ontario is Canada's leading manufacturing  province. In 2003, Ontario's manufacturing volume of output (measured in
1997 dollars) at basic prices totaled $89.3 billion,  or 50.5% of the national  total.  The  contribution  of  manufacturing  output to
Ontario's total GDP (measured in 1997 dollars) at basic prices was 21.1%.

                                               MANUFACTURING REAL GROSS DOMESTIC PRODUCT
                                             (measured in 1997 dollars) at Basic Prices(1)

                                                                                                   Year ended December 31,
                                                                                        1999      2000      2001       2002      2003
                                                                                                       (in millions)
Transportation Equipment........................................................     $ 20,481  $ 20,168  $  18,692  $ 19,890  $ 19,759
Machinery, Electrical, Electronics & Computer...................................       14,487    18,263     14,953    14,653    14,501
Primary & Fabricated Metal......................................................       11,187    12,806     12,448    13,189    13,092
Food, Beverage & Tobacco........................................................        9,376     9,374      9,932     9,970     9,735
Chemicals, Petroleum & Coal Production..........................................        7,288     7,798      7,724     8,386     8,751
Plastics & Rubber...............................................................        5,039     5,850      6,033     6,692     6,729
Paper and Wood..................................................................        4,861     5,669      5,480     5,729     5,756
Printing........................................................................        2,236     2,637      2,653     2,605     2,581
Non-Metallic Mineral Products...................................................        2,127     2,308      2,276     2,320     2,579
Furniture Products..............................................................        2,362     2,793      2,634     2,570     2,549
Textiles, Clothing, Leather & Allied Product....................................        1,861     2,212      2,033     2,141     1,907
Miscellaneous Manufacturing.....................................................        1,262     1,526      1,388     1,399     1,409
Total(2)........................................................................     $ 82,565  $ 91,403  $  86,243  $ 89,543  $ 89,347
__________
Source: Statistics Canada.

(1) Includes taxes on production, mainly property taxes and payroll taxes.

(2) Totals may not add due to rounding.

    Transportation  equipment is Ontario's  largest  manufacturing  industry measured by output. In 2003, output in this sector totaled
$19.8 billion, or 22.1% of total Ontario manufacturing  output.  Ontario accounted for 95.2% of  Canadian-manufactured  motor vehicles, parts and  accessories,  and 15.7% of North  America's  motor vehicle  assembly.  Ontario's  international  trade surplus in automotive products was $11 billion in 2003.  Capital investment in Ontario's  transportation  equipment industry totaled $3.2 billion in 2003 and capital investment intentions for 2004, according to the latest survey from Statistics Canada, are $2.8 billion.

    In 2003, 58.1% of Canada's  machinery,  electrical,  electronic and computer  products were produced in Ontario.  A number of firms with worldwide reputations in the design,  manufacture and distribution of high technology products are based in the Province.  Ontario manufacturers  as a whole  conducted  $5.3 billion worth of industrial  research and  development  in 2001,  and accounted for 60.9% of total Canadian manufacturing industrial research and development.

    Construction.  Ontario's capital spending on construction  includes buildings,  roads and other facilities.  Construction  spending intentions,  according to the latest survey from  Statistics  Canada,  indicate an expected rise of 3.3% in 2004 to $47.5 billion.  The highest  increase is in business at 6.9%,  followed by government and  institutions at 5.6%. In 2004,  capital  spending  intentions on housing construction constitutes the largest share, representing 54% of the total.

                                               ONTARIO CONSTRUCTION CAPITAL EXPENDITURE

                                                                                             Year ended December 31,
                                                                             1999       2000      2001      2002       2003     2004(1)
                                                                                                 (in millions)
Housing...............................................................    $  16,384  $ 18,232  $ 20,474  $  23,253  $ 25,556  $ 25,799
Business..............................................................       11,031    10,569    10,800     11,005    11,021    11,780
Government and Institutions...........................................        5,577     6,438     7,538      8,638     9,406     9,929
Total.................................................................    $  32,992  $ 35,239  $ 38,812  $  42,896  $ 45,983  $ 47,508
__________
Source: Statistics Canada.

(1) 2004 intentions.

Primary Industries

    Agriculture.  Ontario has a large and highly diversified  agricultural sector.  Agricultural activity can be found in most areas of the Province,  but  production  is  concentrated  in  southwestern  Ontario,  which is located at roughly the same latitude as Northern
California  and has a climate  moderated by the Great Lakes.  Provincial  agricultural  production,  based on farm cash  receipts,  was valued at $7.8 billion in 2003, or 26.5% of the Canadian total-- a greater share than any other province.

                                                        AGRICULTURAL PRODUCTION

                                                                                                      Year ended December 31,
                                                                                            1999     2000     2001      2002     2003
                                                                                                         (in millions)
Agricultural Production(1)............................................................    $ 6,853  $ 7,450  $  7,758  $ 7,869  $ 7,758
__________
Source: Statistics Canada.

(1) Farm cash receipt; excludes government program payments.

    Mining.  Ontario's  value of mineral  production  was $5,543  million in 2003.  Ontario  accounted  for 27.4% of  Canadian  mineral production in 2003,  excluding oil and gas. The Province's  most important  minerals in terms of 2003 value of production  were:  gold,
$1,253 million;  nickel, $1,192 million;  cement, $613 million; stone, $506 million and sand and gravel, $410 million.  Although prices for most leading minerals rose in 2003,  quantities mined declined,  resulting in a lower overall value of mineral production  compared to 2002.

                                                          MINERAL PRODUCTION

                                                                                                      Year ended December 31,
                                                                                            1999     2000     2001      2002     2003
                                                                                                         (in millions)
Mineral Production....................................................................    $ 5,120  $ 5,711  $  5,635  $ 5,937  $ 5,543
__________
Source: Natural Resources Canada.

    Forestry.  Ontario has about 557,000 square  kilometers of productive  forestland  representing  56% of Ontario's  total land area.
Timber  harvests  from this forest base amounted to  approximately  25 million cubic meters in 2003.  This  supported  various wood and paper industries in the Province whose value of shipments totaled $16.9 billion in 2003, and equaled 26.2% of the Canadian total.

Energy

    In 2003, the composition of Ontario's primary energy  consumption was: crude oil 30.8%,  natural gas and liquids 34.8%, coal 15.1%, nuclear 6.5%, hydro-generated electricity 3.8%, biomass 2.5%, and net inflow of secondary energy 6.4%.

    Total primary energy consumption in 2003 was 3,435 Petajoules,  an increase of 1.1% from 3,396 Petajoules in 2002. There were small declines  in the use of crude oil and coal,  and no change in the use of natural gas and natural gas  liquids.  Net  secondary  inflows increased  from 165  Petajoules to 221  Petajoules.  Secondary  inflows  consist  mainly of automotive  fuels of which Ontario is a net importer, plus adjustments such as inventory changes.

Service Sector

    The service sector is the largest component of Ontario's economy,  accounting for approximately 69.7% of Ontario's GDP (measured in
1997  dollars)  at basic  prices,  in 2003.  Ontario  has a modern and  diversified  services  sector.  It  includes a wide  variety of industries serving businesses, individuals and governments.

                                       SERVICES PRODUCING INDUSTRIES REAL GROSS DOMESTIC PRODUCT
                                              (measured in 1997 dollars at Basic Prices)

                                                                                                 Year ended December 31,
                                                                                   1999       2000       2001        2002       2003
                                                                                                    (in millions)
Finance, Insurance and Real Estate(1)......................................     $  48,892  $  52,670  $   55,042  $  57,207  $  57,545
Wholesale and Retail Trade.................................................        43,156     46,085      46,849     49,760     51,581
Professional, Scientific & Technical Services..............................        18,053     19,736      20,742     21,386     22,036
Information and Cultural Industries........................................        14,659     16,150      17,304     18,278     18,742
Transportation and Warehousing.............................................        15,541     16,142      15,869     16,119     16,112
Administrative & Other Support Services....................................         8,800      9,274       9,649     10,109     10,559
Accommodation and Food Services............................................         8,608      8,759       8,938      8,981      8,624
Arts, Entertainment and Recreation.........................................         3,375      3,667       3,739      3,892      4,040
Health Care and Social Assistance..........................................        20,628     20,960      21,621     22,302     23,127
Government Services........................................................        18,693     19,111      19,865     20,248     21,020
Educational Services.......................................................        17,148     17,202      17,390     17,644     17,421
Owner-Occupied Housing.....................................................        29,550     30,724      31,930     33,299     34,245
Other Services.............................................................         8,467      8,841       9,150      9,389      9,505
Total(2)...................................................................     $ 255,569  $ 269,319  $  278,087  $ 288,614  $ 294,556
__________
Source: Statistics Canada.

(1) Excluding owner-occupied housing.

(2) Totals may not add due to rounding.

    Finance,  insurance  and real estate are the largest  component  of Ontario's  service  sector  output.  In 2003,  Ontario's  share accounted for 48% of Canada's finance, insurance and real estate output, the highest share of any province.

    Ontario's  sizable  financial  services  sector is a by-product  of the large number of head offices of  industrial  and  financial companies  located in the Toronto area. The Toronto Stock Exchange ("TSX") is Canada's  premiere stock exchange with a value of trading of $648.7 billion in 2003.

    Ontario also has strong  professional,  scientific  and  technical  services  output,  accounting  for 49% of the  Canadian  total.
Wholesale and retail trade help support the spending of business and  consumers,  including  investment and imports.  Ontario  accounts for 43% of Canada's wholesale and retail trade output and 45% of Canada's information and cultural services.

(4) Labour Force

    From 1998 to 2003,  Ontario's  labour force  increased at an average annual rate of 2.4%,  while  Canada's  increased at an average annual rate of 2.0%.  During  2003,  the Ontario  labour  force  averaged  approximately  6.69 million  persons.  In 2003,  the Ontario participation  rate of 68.4% was 0.9  percentage  points higher than the Canadian  rate.  Reflecting  the  industrial  structure of the
Province,  98.7% of employment was in the  non-agricultural  sector.  The service  sector,  which has been a major source of employment growth,  accounted for 73.5% of Ontario's  employment,  while  manufacturing  and  construction  accounted  for 23.7% and  agriculture, utilities and other primary  industries  accounted for 2.7%. In 2003, the unemployment  rate averaged 7.0%, 0.6 percentage points below the national average of 7.6%.

                                                             LABOUR FORCE

                                                                                                 1999    2000     2001    2002    2003
The Ontario Labour Force
  Labour Force (thousands).................................................................    6,070.8 6,227.9  6,364.4 6,531.5 6,694.1
  Employed (thousands).....................................................................    5,688.1 5,872.1  5,962.7 6,068.0 6,228.5
  Unemployment Rate (%)....................................................................        6.3     5.7      6.3     7.1     7.0
 Participation Rate(1) (%).................................................................       66.6    67.2     67.3    67.8    68.4
The Canadian Labour Force
  Unemployment Rate (%)....................................................................        7.6     6.8      7.2     7.7     7.6
 Participation Rate(1) (%).................................................................       65.6    65.9     66.0    66.9    67.5
__________
Source: Statistics Canada.

(1) The percentage of working age population in the labour force.

                                                 ONTARIO EMPLOYMENT BY INDUSTRY-- 2003

                                                                                                                 Thousands   % Of Total
Agriculture................................................................................................           84          1.3
Other Primary Industries...................................................................................           33          0.5
Manufacturing..............................................................................................        1,092         17.5
Construction...............................................................................................          386          6.2
Utilities..................................................................................................           55          0.9
Service Sector.............................................................................................        4,580         73.5
Total......................................................................................................        6,229        100.0
__________
Totals may not add due to rounding.
Sources: Statistics Canada and Ontario Ministry of Finance.

(5) Social Security System

    The Province provides a wide range of health care, social services and income security assistance to Ontarians.  Until 1995-96, the
Province received funding for health care from the Federal Government under the Established  Programs  Financing ("EPF")  arrangements.
This national  funding  arrangement  provided  support for the provision of provincial  health care programs as well as  post-secondary education.

    The Province also provides  income security  assistance to individuals and families to replace  earnings or provide income support.
Until 1995-96,  income supplementation  related to defined needs was provided,  when necessary, on a cost-shared basis with the Federal
Government under the Canada  Assistance Plan ("CAP").  In its 1995 budget,  the Federal  Government  announced major cutbacks to social transfers to the  provinces  and  territorial  governments.  Beginning in 1996-97,  the EPF  arrangements  and CAP were replaced by the
Canada  Health and Social  Transfer  ("CHST").  Effective  April 1, 2004,  the CHST was split into two separate  transfers:  the Canada
Health Transfer ("CHT"),  designated specifically for health care; and the Canada Social Transfer ("CST") for post-secondary  education and social services. See "3. Public Finance-- (3) Revenue-- Federal Government Payments" below.

    The Federal Government also administers the Employment Insurance ("EI") program, a national,  contributory  unemployment  insurance scheme,  and the Canada  Pension  Plan  ("CPP"),  a national,  contributory  earnings-related  pension  system.  CPP  benefits  include retirement  pensions,  disability  pensions,  survivor  benefits,  orphans'  benefits and death benefits.  In 2003,  Ontario  residents received  about $11.4  billion in benefits from the CPP and about $4.3 billion in total  benefits  from EI. Both of these  programs are financed  through  payroll taxes paid by employers and employees.  The EI Account is included in the federal budget and is administered through a federal  ministry.  The CPP Account is separate from the federal budget,  managed  independently  by the CPP Investment Board and invested in marketable and non-marketable securities.

    The Federal  Government also provides  universal and  income-tested  support for senior citizens  through Old Age Security  ("OAS")
pensions,  the Guaranteed Income Supplement ("GIS") program and Spouse's  Allowance.  The Ontario government  provides an income-tested supplement for seniors,  the Guaranteed  Annual Income System  ("GAINS"),  which is paid to GIS recipients  with low incomes.  In 2003, seniors in Ontario received a total of about $9.7 billion from these federal programs and about $92 million from GAINS.

    In  addition,  the federal  and  provincial  governments  provide  cash  transfers  to families  raising  children.  The  federally administered  Canada Child Tax Benefit ("CCTB") and National Child Benefit ("NCB")  Supplement  provide basic benefits to most families with children and targeted  benefits to low-income  families with children.  In the 2003 benefit year,  Ontario families received about
$2.7 billion in benefits from these  programs.  The Ontario  government  provides  children's  benefits  through the Ontario Child Care
Supplement  ("OCCS") for Working  Families.  The OCCS provides over $200 million annually in tax-free benefits to low- to middle-income working families with young children.

    The Ontario  government and  municipalities  jointly share  responsibility for providing income support to individuals and families whose income is  insufficient  to meet their basic needs.  In 2003-04,  about $4.7 billion was provided  through social  assistance and related programs.

(6) Government Responsibilities and Relationships

Constitutional Framework

    Canada is a federation and its constitution  ("Constitution")  provides for a division of responsibilities  between the federal and provincial  governments.  Each  province  and  the  Federal  Government  have  supremacy  within  its  respective  sphere  of  assigned responsibilities. Jurisdiction over the establishment and operation of municipalities is granted exclusively to the provinces.

    The Federal  Government  is empowered to raise money by any mode or system of taxation.  It has  exclusive  jurisdiction  over such matters as the regulation of trade and commerce,  currency and coinage, banks and banking,  national defence,  foreign affairs,  postal services,  railways and navigation,  as well as those areas not exclusively  assigned to the provinces.  Each province has authority to raise  revenue  through  direct  taxation  within the province.  Areas of  provincial  constitutional  authority  include  health care, education, social services, municipal institutions, property and civil rights and natural resources.

    The Constitution of Canada was amended in 1982. The Constitution  Act, 1982  ("Constitution  Act")  established a Charter of Rights and Freedoms  and a procedure  for  amending  the  Constitution.  Nothing in the  Constitution  Act  diminishes  the taxing or spending authority of the provinces.

Operational Framework

    Ontario  administers its  constitutional  responsibilities  through government  ministries and provincially  created bodies such as government-owned  corporations  ("Crown  corporations"),  agencies,  boards,  commissions,  municipalities,  school boards and hospital boards.  The use of these  quasi-independent  bodies  decentralizes the  administration of provincial  responsibilities.  However,  the
Province has elected to centralize  the financing of these bodies by retaining the major taxing and borrowing  powers at the provincial level.  Some  municipalities  borrow in their own names in various capital markets (See "4. Public Debt-- (3) Consolidated  Debt of the
Ontario  Public  Sector"  below) as did Ontario  Hydro prior to its  restructuring  in April 1999 (See "4. Public Debt-- (2) Assets and
Liabilities, (iii) Liabilities-- Ontario Electricity Industry" below).

Implications for Provincial Financial Statements

    The  provinces  have been  assisted  with  their  responsibilities  in areas such as health,  post-secondary  education  and social assistance by transfer payment arrangements  between the federal and provincial  governments.  Through these arrangements,  the Federal
Government provides revenues to provincial governments to finance programs under provincial jurisdiction.

    Federal-provincial funding arrangements create extensive financial  interrelationships between the Province, the Federal Government and provincially-created  bodies. These financial  interrelationships are important in understanding the revenue, expense and financing activity of the Province.  For example,  in fiscal 2004-05,  approximately  15% of the Province's  revenue is expected to come from the
Federal Government.

    Investing in  provincially-created  bodies has an impact on the reporting of assets. As at March 31, 2003,  approximately  42.0% of the  Financial  Assets of the Province  could be  attributed to these  intermediary  activities.  (See "4. Public Debt-- (2) Assets and
Liabilities" below).

                                                           3. PUBLIC FINANCE

(1) Financial Reporting

Overview

    Annually,  the Province publishes its Public Accounts,  which include the Annual Report and Consolidated  Financial  Statements for
the fiscal year ended March 31, together with ministry  statements,  detailed schedules of ministry expenses,  financial  statements of significant  provincial  corporations,  boards and commissions that are part of the government reporting entity and other miscellaneous financial  statements.  The Provincial Auditor examines the Public Accounts of the Province and provides an opinion on the Consolidated
Financial  Statements to the Legislative  Assembly.  In addition,  the Provincial Auditor is required to submit an annual report to the
Legislative Assembly.

Summary of Significant Accounting Policies

Basis of Accounting

    The Consolidated Financial Statements are prepared in accordance with the accounting principles for governments  recommended by the
Public Sector  Accounting  Board  ("PSAB") of the Canadian  Institute of Chartered  Accountants  ("CICA") and,  where  applicable,  the recommendations of the Accounting Standards Board ("AcSB") of the CICA.

Reporting Entity

    These  financial  statements  report the activities of the  Consolidated  Revenue Fund combined with those  organizations  that are accountable  for the  administration  of their financial  affairs and resources;  either to a minister of the government or directly to the Legislature,  and that are owned or controlled by the government.  These  government  organizations  are individually  consolidated provided they meet one of the following criteria: i) their revenues,  expenses,  assets or liabilities are greater than $50 million, or
ii) their outside sources of revenues,  deficit or surplus are greater than $10 million.  The activities of all other organizations are reflected in these  financial  statements  through the accounts of the ministries  responsible  for them.  Trusts  administered  by the government on behalf of other parties are excluded from the reporting entity.

Principles of Consolidation

    Government  organizations,  except  for  government  business  enterprises,  are  consolidated  on a  line-by-line  basis  with the
Consolidated  Revenue  Fund in these  financial  statements.  Where  necessary,  adjustments  are made to present the accounts of these organizations on a basis consistent with the accounting  policies  described  below,  and to eliminate  significant  inter-organization accounts and transactions.

    Government  business  enterprises are defined as those government  organizations that i) have the financial and operating authority to carry on a business,  ii) have as their  principal  activity and source of revenue the selling of goods and services to  individuals and  non-government  organizations  and iii) are able to maintain their operations and meet their  obligations from revenues  generated outside the government  reporting entity. The activities of government  business  enterprises are recorded in the financial  statements using the modified equity method.  Under this method,  government  business  enterprises are reported in accordance with the accounting principles  generally  accepted for  business  enterprises.  Their  combined net assets are  included in the  financial  statements  as
Investment in Government  Business  Enterprises on the  Consolidated  Statement of Financial  Position and their combined net income is shown as a separate item on the Consolidated Statement of Operations.

The Ontario Electricity Financial Corporation ("OEFC")

    The Ontario Electricity Financial Corporation,  a government  organization,  is consolidated on a line-by-line basis. A legislative structure is in place to ensure OEFC's  revenues are derived from  electricity  sector  ratepayers  and not  taxpayers,  and that these revenues can be used only to service and retire OEFC debt.

Measurement Uncertainty

    Uncertainty in the  determination of the amount at which an item is recognized in the financial  statements is known as measurement uncertainty.  Such  uncertainty  exists when it is reasonably  possible that there could be a material  variance between the recognized amount and another reasonably possible amount.

Revenues

    Revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned.  Amounts received or  receivable  prior to the end of the year,  which relate to revenues that will be earned in a subsequent  fiscal year,  are deferred and reported as liabilities.

Expenses

    Expenses are  recognized in the fiscal year that the events  giving rise to the expense occur and resources are consumed.  Expenses include:

    o   The incurrence of liabilities for goods or services consumed,

    o   The amortization of tangible capital assets,

    o   Losses in the value of assets,

    o   Interest accruing on debt; and

    o   Transfer payments authorized and owing to recipients.

    Transfer  payments  are  recognized  in the year during which the payment is  authorized,  all  eligibility  criteria are met and a reasonable estimate of the amount can be made.

    Interest on Debt includes the following:  i) interest on outstanding  debt net of interest  income on  investments  and loans;  ii)
amortization of foreign exchange gains or losses; iii) amortization of debt discounts,  premiums and commissions;  and iv) amortization of deferred hedging gains and losses.

    Retirement  benefits  (including  pensions)  expenses are  recognized as expenses over the years in which  retirement  benefits are earned by employees.  These expenses are the government's  share of the cost of retirement  benefits  including the current year's cost of benefits,  interest on the net  retirement  benefits  liability or surplus,  amortization  of actuarial  gains or losses,  and other adjustments.

    The cost of buildings and transportation  infrastructure  owned by the Province are amortized and recognized as expenses over their estimated  useful  lives on a  straight  line  basis.  Amortization  of  tangible  capital  assets  owned by  government  organizations consolidated in these financial statements is also included in expenses.

    The Province is phasing in the  implementation  of PSAB  recommendations  on tangible  capital assets.  Consequently,  the costs of acquisition of other tangible  capital assets owned by the Province,  such as furniture and vehicles,  are recorded as expenses.  Also, for  significant  capital  leases  entered into by the Province,  an amount equal to the present  value of the minimum  lease  payments required over the term of the lease is recorded as an expense at the  inception of the lease,  with an  offsetting  liability  recorded for the lease obligation.

Liabilities

    Liabilities  are recorded to the extent that they represent  obligations of the government to outside parties as a result of events and transactions occurring prior to the end of the fiscal year.

    Liabilities  include probable losses on loan guarantees issued by the government,  and contingencies  when it is likely that a loss will be realized and the amount can be reasonably determined.

    Liabilities also include obligations to government business enterprises.

Debt

    Debt is comprised of treasury bills, commercial paper, medium and long-term notes, savings bonds, debentures and loans.

    Debt  denominated  in foreign  currencies  that has been hedged is recorded at the Canadian  dollar  equivalent  using the rates of exchange  established  by the terms of the hedge  agreements.  Other foreign  currency debt,  liabilities  and assets are translated to
Canadian dollars at year-end rates of exchange and any exchange gains or losses are amortized over the remaining term to maturity.

    The Province uses derivative financial instruments  (derivatives) for the purposes of minimizing interest costs and to manage risk.
The Province does not use derivatives  for speculative  purposes.  Derivatives are financial  contracts,  the value of which is derived from underlying  instruments.  Gains or losses arising from derivative  transactions are deferred and amortized over the remaining life of the related debt issue.

Retirement Benefits

    The liability for retirement  benefits  represents the government's  share of the actuarial  present values of retirement  benefits attributed  to services  rendered by  employees  and former  employees,  less its share of the assets of the plans.  In  addition,  the liability includes the Province's share of the unamortized  balance of actuarial gains or losses,  and other adjustments  primarily for differences between the fiscal year-ends of the retirement benefit plans and the Province.

    The  liability  for  retirement  benefits is  calculated  on an actuarial  basis using the  government's  best  estimates of future inflation rates,  investment  returns,  employee salary levels and other underlying  assumptions.  When actual plan experience  differs from that expected,  or when assumptions are revised,  actuarial gains and losses arise.  These gains and losses are amortized over the average remaining service life of plan members.

Assets

    Assets are resources controlled by the government from which it will derive future benefits.  Assets are recognized in the year the events giving rise to the government's control of the benefit occur.

Financial Assets

    Financial assets are resources that can be used to discharge existing liabilities or finance future operations.  They include cash, temporary investments, accounts receivable, loans receivable, advances, and investments in government business enterprises.

    Temporary investments are recorded at the lower of cost or fair value.

    Accounts receivables are recorded at cost. Valuation allowances are made when collectibility is considered doubtful.

    Loans receivable with significant  concessionary terms are considered in part as grants and are recorded at the date of issuance at face value  discounted  by the amount of the grant  portion.  The grant  portion is recognized as an expense at the date of issuance of the loan. The amount of the loan discount is amortized to revenue over the term of the loan.  Loans  receivable  include  amounts owing from government business enterprises.

    Investment  in  Government  Business  Enterprises  represents  the net assets of government  business  enterprises  recorded on the modified equity basis as described under Principles of Consolidation.

Tangible Capital Assets

    Tangible capital assets are non-financial  assets.  Non-financial  assets are resources which will be consumed in the normal course of operations or in the delivery of government services.

    Tangible  capital assets are recorded at historical  cost.  Historical cost includes the costs directly related to the acquisition,
design,  construction,   development,  improvement  or  betterment  of  tangible  capital  assets.  Cost  includes  overheads  directly attributable to  construction  and development but excludes  interest.  Estimated  historical cost is used to record existing  tangible capital assets when actual cost is unknown.

    As noted previously,  the Province is phasing in the implementation of PSAB  recommendations  on tangible capital assets.  Thus the following  categories are included under tangible capital assets and recorded at historical cost:  land,  buildings and  transportation infrastructure  owned by the Province;  and all tangible  capital assets owned by government  organizations  that are  consolidated  in these financial statements.

    Maintenance and repair costs are recognized as an expense when incurred.  Betterments or improvements that  significantly  increase or prolong the service life or capacity of a tangible capital asset are capitalized.

Trust Funds

    Trust funds that have been  deposited into the  Consolidated  Revenue Fund are included in Other  Liabilities  on the  Consolidated
Statement of Financial Position.

The Budget

    Traditionally,  a Budget is tabled  each year by the  Ontario  Minister  of Finance in the  Legislative  Assembly,  setting out the expense and revenue forecast for activities to be undertaken for Provincial  purposes.  In addition,  a publication  entitled  "Ontario
Finances"  provides a quarterly  update to reflect  in-year  developments,  budget  performance  and policy  actions  and the  "Ontario
Economic Outlook and Fiscal Review" traditionally provides a more comprehensive update of second quarter numbers.

(2) Fiscal Position

    The following  table provides an overview of the Province's  revenue,  expense and annual surplus  (deficit) for each of the fiscal years in the  five-year  period  ending March 31, 2004 plus the current  outlook  2004-05 as  presented  in the 2004  Ontario  Economic
Outlook and Fiscal Review.  The difference  between revenue and expense is the annual  "surplus" or annual  "deficit" with  adjustments for the reserve.

                                                       ONTARIO'S FISCAL POSITION

                                                                                                             Current     Rate of Growth
                       Restated(1)        Restated(1)      Restated(1)       Restated(1)       Actual      Outlook(2)      2003-04 to
                           1999-00          2000-01          2001-02           2002-03         2003-04       2004-05         2004-05
                                                                    (in millions)                                              (%)
Revenue
Taxation Revenue.        $  46,970         $ 49,476         $ 48,025          $ 49,551        $ 49,148      $ 53,957           9.8
 Government of
  Canada.........            5,885            6,129            7,754             8,894           9,893        11,622          17.5
 Income from
  Investment In
  Government
  Business
  Enterprises....            3,708            3,855            3,345             3,942           3,070         3,453          12.5
 Other Revenue...            8,479            6,834            7,410             6,504           6,289        10,009(3)       59.2
Total Revenue....           65,042           66,294           66,534            68,891          68,400        79,041          15.6
Expense
 Programs........           48,460           51,396           53,932            57,204          62,104        67,520           8.7
 Capital(4)......            4,887            2,123            1,890             1,876           2,175         2,575          18.4
 Interest on Debt           11,027           10,873           10,337             9,694           9,604        10,114           5.3
Total Expense....           64,374           64,392           66,159            68,774          73,883        80,209           8.6
Reserve..........               --               --               --                --              --         1,000           --
Annual
Surplus/(Deficit)        $     668         $  1,902         $    375          $    117        $ (5,483)     $ (2,168)        (60.5)

__________
Source: Ontario Ministry of Finance.

  (1) 1999-2000  to 2002-03  have been  restated to reflect the  reclassification  of  adjustments  related to recovery of prior years'
      expenses from expense to revenue  consistent  with the  2003-2004  Public  Accounts of Ontario.  This change has no impact on the
      Surplus/Deficit.

  (2) Current Outlook 2004-05 refers to the information presented in the 2004 Ontario Economic Outlook and Fiscal Review.

  (3) Includes one-time revenue gain of $3,881 million related to the projected  elimination of the liability for non-utility generator power purchase agreements in 2004-05.

  (4) Starting in  2002-03,  major  tangible  capital  assets  owned by  Provincial  ministries  (land,  buildings  and  transportation infrastructure)  are  accounted  for on a full accrual  accounting  basis.  Other  tangible  capital  assets owned by  Provincial ministries will continue to be accounted for as expense in the year of acquisition or  construction.  All capital assets owned by consolidated government organizations are accounted for on a full accrual basis.

Fiscal Outlook 2004-05

    Ontario is  currently  projecting  a deficit of $2,168  million for  2004-05.  The current  fiscal  outlook for 2004-05  includes a one-time  revenue gain of $3,881  million  related to the  projected  elimination  of the  liability  for  non-utility  power  purchase agreements in 2004-05 as well as the impact of revenue and expense measures announced in the 2004 Ontario Budget.

    The 2003-04 actual and 2004-05 fiscal outlook below are extracts from material  presented in the 2004 Ontario  Economic Outlook and
Fiscal Review.

                                                            FISCAL SUMMARY

                                                                                                                             Current
                                                                                                                Actual       Outlook
                                                                                                                2003-04    2004-05(1)
                                                                                                                    (in billions)
Revenue(2)................................................................................................     $   68.4      $  79.0
Expense
  Programs................................................................................................         62.1         67.5
  Capital.................................................................................................          2.2          2.6
  Interest on Debt........................................................................................          9.6         10.1
Total Expense.............................................................................................         73.9         80.2
Reserve...................................................................................................          --           1.0
Surplus/(Deficit).........................................................................................     $   (5.5)     $  (2.2)
__________
Source: Ontario Ministry of Finance.

(1) Current Outlook 2004-05 refers to the information presented in the 2004 Ontario Economic Outlook and Fiscal Review.

(2) Includes  one-time revenue gain of $3,881 million related to the projected  elimination of the liability for non-utility  generator power purchase agreements in 2004-05.

Revenues

    Total revenue is projected at $79,041  million in 2004-05,  up $10,641  million or 15.6% from the 2003-04  level.  This increase is primarily due to higher taxation  revenues driven by economic growth and measures  introduced in the 2004 Ontario Budget.  The proposed electricity  reforms in the 2004 Ontario Budget increase revenues by $3,881 million in 2004-05 by eliminating the liability  associated with the above market costs of non-utility  generator  power  purchase  agreements.  Excluding the impact of the one-time  increment to revenues, projected growth in 2004-05 would be 9.9%.

    Personal  Income Tax ("PIT")  revenue in 2004-05 is projected to increase by $749  million,  or 4.1% from the 2003-04  level.  This increase  reflects the growth in employment  (1.7%) and personal  income (3.5%)  forecast for the Ontario  economy in 2004.  The growth rate is also boosted by a negative  adjustment  recorded  against 2003-04 revenues for  overestimating  revenues by $0.5 billion in the
2002-03 Public Accounts of Ontario.

    Retail  Sales Tax  ("RST")  revenue is  expected to increase by $618  million or 4.3% in  2004-05.  This  increase  results  from a projected growth (2.9%) in Ontario retail sales in 2004 and continued growth in business spending subject to sales tax.

    Corporations  Tax ("CT")  revenue in 2004-05 is expected to be $1,592  million or 23.9% higher in 2004-05.  This increase  reflects growth in corporate  profits projected for 2004 (8.6%) and tax measures taken in the Fiscal  Responsibility  Act, 2003. The growth rate is also boosted by a negative  adjustment  recorded  against 2003-04  revenues for  overestimating  revenues in past Public Accounts of
Ontario.

    Revenue from all other  taxation  revenue  sources  combined is expected to rise by $1,850  million in 2004-05,  or 18.6%.  This is largely due to the new Ontario Health Premium, which is expected to generate $1,622 million in revenue in 2004-05.

    Federal  payments  are expected to rise by $1,729  million or 17.5% in 2004-05.  This  increase is mainly due to  increased  health transfers. This projection incorporates the additional revenues provided under the 2004 First Ministers' health care agreement.

    Income from Investment in Government  Business  Enterprises is expected to rise by $383 million in 2004-05, or 12.5%. This increase is mainly due to improved  performance of Ontario Power Generation Inc.  ("OPG"),  which had lower net income in 2003-04  primarily due to a write-down of its coal fired plants.

    Other Revenue is expected to rise by $3,720 million,  or 59.2% in 2004-05.  This increase is largely due to a one-time revenue gain of $3.9 billion  arising from the  projected  elimination  of the  liability  associated  with  non-utility  generator  power  purchase agreements.

Expense

    Total  expense in 2004-05 is  projected at $80,209  million,  an increase of $6,326  million  from 2003-04  actual level of $73,883 million.  This increase in expense is primarily due to higher levels of spending on health care,  education,  post-secondary  education and social services as well as higher interest-on-debt and capital expense.

    While the Province supports a wide range of services to the public,  funding for health care and education accounts for the largest share of  spending.  In 2004-05,  total  health  care  spending  of $31.4  billion is  expected to account for 39% of total  Provincial spending.  Education and Training,  which includes  Provincial spending in support of school boards and Provincial grants for colleges, universities and training totals $15.4 billion  (including  Teachers'  Pension Plan) or 19% of total Provincial  spending.  Funding for social services represents $9.2 billion or 11% of total Provincial spending.

(3) Revenue

Overview

    The following table sets forth historical revenue  information for each of the fiscal years in the five-year period ended March 31,
2004 and information from the 2004 Ontario Economic Outlook and Fiscal Review.

    Total revenue in fiscal 2004-05 is projected to be $79,041  million.  Tax revenue is projected at $53,957 million or 68.3% of total revenue.  Federal  transfers,  at $11,622 million are 14.7% of total revenue.  All other revenues,  including Income from Investment in
Government Business Enterprises, are projected to be $13,462 million, 17.0% of total revenue.

                                                           ONTARIO'S REVENUE

                                                                                                                Current     % of Total
                                     Restated(1)    Restated(1)      Restated(1)    Restated(1)                 Outlook       Revenue
                                       1999-00        2000-01           2001-02        2002-03       2003-04    2004-05(2)    2004-05
                                                                             (in millions)
Taxation Revenue
  Personal Income Tax........       $  17,617        $   17,911      $   19,097       $   18,195   $  18,301     $ 19,050       24.1
  Retail Sales Tax...........          12,879           13,735           13,803           14,183      14,258       14,876       18.8
  Corporations Tax...........           8,095            9,200            6,646            7,459       6,658        8,250       10.4
  Employer Health Tax........           3,118            3,424            3,502            3,589       3,753        3,862        4.9
  Gasoline & Fuel Taxes......           2,819            2,820            2,851            2,988       2,945        2,979        3.8
  Ontario Health Premium.....              --               --               --               --          --        1,622        2.1
  Tobacco Tax................             481              504              703            1,183       1,350        1,452        1.8
  Land Transfer Tax..........             565              642              665              814         909          977        1.2
  Electricity
   Payments-In-Lieu of Taxes.           1,089              907              387              711         627          630        0.8
  Other Taxation.............             307              333              371              429         347          259        0.3
                                       46,970           49,476           48,025           49,551      49,148       53,957       68.3
Other Revenue
  Income from Investment In
   Government Business
   Enterprises...............           3,708            3,855            3,345            3,942       3,070        3,453        4.4
  Net Reduction of Power
   Purchase Contract
   Liability(3)..............              --               --               --              161         104        4,024        5.1
  Vehicle and Driver
   Registration Fees.........             911              929              941              982         985          987        1.2
  Electricity Debt
   Retirement Charge.........              --               --               --              889       1,000        1,009        1.3
  Liquor Licences............             539              525              530              530         488          507        0.6
  Other Fees and Licenses....             511              503              474              606         594          536        0.7
  Royalties..................             345              235              224              304         248          239        0.3
  Sales and Rentals..........           2,133              637              344              560         532          403        0.5
  Power Sales................             741              695              815              635         510          675        0.9
  Reimbursements.............           1,942            1,809            1,592            1,111       1,206        1,252        1.6
  Miscellaneous..............           1,357            1,501            2,490              726         622          377        0.5
                                        8,479            6,834            7,410            6,504       6,289       10,009       12.7
Government of Canada
  Canada Health and Social
   Transfer..................           3,967            4,138            5,831            7,346       6,958           --        --
  Canada Health and Social
   Transfer Supplements......             755              757              380              191         577          775        1.0
  Canada Health Transfer.....              --               --               --               --          --        5,065        6.4
  Canada Social Transfer.....              --               --               --               --          --        2,924        3.7
  Other Federal Payments.....           1,163            1,234            1,543            1,357       2,358        2,858        3.6
                                        5,885            6,129            7,754            8,894       9,893       11,622       14.7
 Total Revenue...............       $  65,042        $  66,294       $   66,534       $   68,891   $  68,400     $ 79,041      100.0
__________
Source: Ontario Ministry of Finance.

Totals may not add due to rounding.

(1) 1999-2000  to 2002-03  have been  restated to reflect  the  reclassification  of  adjustments  related to recovery of prior  years'
    expenses  from  expense to revenue  consistent  with the  2003-2004  Public  Accounts of Ontario.  This change has no impact on the
    Surplus/Deficit.

(2) Current Outlook 2004-05 refers to the information presented in the 2004 Ontario Economic Outlook and Fiscal Review.

(3) Includes  one-time revenue gain of $3,881 million related to the projected  elimination of the liability for non-utility  generator power purchase agreements in 2004-05.

Taxation

    The Constitution  provides for a division of taxation authority between the federal and provincial  governments.  Local governments derive their taxing powers from the Province.  In accordance with its policy of centralized  financing,  the Province has delegated its taxing powers respecting real property taxes to local governments.

    Personal Income Tax. Ontario and the Federal  Government  impose a personal income tax ("PIT") on individuals  resident in Ontario.
This tax is the Province's largest single source of revenue.

    Beginning with the 2000 taxation year,  Ontario basic PIT is calculated as a percentage of taxable  income.  It is collected by the
Federal  Government  on Ontario's  behalf.  The tax rates for 2004 are as follows:  6.05% of the first  $33,375 of taxable  income plus
9.15% of the portion of taxable  income  between  $33,375 and  $66,752,  plus  11.16% of the  portion of taxable  income over  $66,752.
Ontario  non-refundable  tax credits are  provided for  individual  and family  circumstances  (e.g.,  basic  amount,  spouse,  medical expenses),  at the rate of 6.05% in 2004 (and 11.16% for charitable  donations in excess of $200),  before  calculating  the provincial surtax or Ontario Tax Reduction.

    Ontario also applies a surtax on  higher-income  earners.  For the 2004 taxation  year, the surtax is equal to 20% of basic Ontario
PIT in excess of $3,856,  plus an additional 36% of basic Ontario PIT in excess of $4,864.  For taxpayers with low or moderate incomes, the Ontario Tax Reduction reduces or eliminates Ontario PIT.

    The 2004 Ontario  Budget  proposed a new tax,  called the Ontario  Health  Premium  ("OHP"),  that would be payable by  individuals resident  in  Ontario  based on  taxable  income.  The  initial  premium  level of $300 would be phased in at the rate of 6 per cent of taxable income in excess of $20,000,  reaching the full amount at a taxable  income of $25,000.  The second premium level of $450 would be phased in at a rate of 6 per cent of taxable income from $36,000 to $38,500.  Each  subsequent  premium  increase would be phased in at the rate of 25 per cent over the first $600 of taxable  income in the range.  The maximum  annual  premium would not exceed $900 and no one with  taxable  income of $20,000 or less per year would pay the  premium.  The OHP  payable  for 2004 would be one half the full year amounts.

    Retail Sales Tax. Ontario applies an 8% tax on the retail sales of most tangible  personal  property,  prepared food priced over $4 and some  services,  including  group  insurance  premiums.  Other rates apply to certain goods and  services,  such as 5% on transient accommodation,  10% on admissions priced over $4 to places of amusement and on alcoholic beverages purchased at licensed premises,  and
12% on alcohol  purchased at retail outlets.  There are exemptions from retail sales tax,  including those for groceries,  prescription drugs,  children's clothing,  farm equipment,  farm building materials and production  machinery and equipment.  The sales tax on motor vehicle insurance premiums and on repairs and replacements made under warranty was eliminated as of April 1, 2004.

    Under the Retail Sales Tax Act, the Tax for Fuel Conservation  applies to the purchase or lease of a new passenger vehicle or sport utility vehicle and is based on the published highway fuel efficiency  rating of the vehicle.  Light trucks and vans are not subject to this tax. The tax applies to all  passenger  vehicles  with a fuel  efficiency  rating of 6.0 or more litres of gasoline or diesel fuel per 100 kilometres and all sport utility  vehicles with a fuel  efficiency  rating of 8.0 or more litres of gasoline or diesel fuel per
100 kilometres,  and increases as fuel  efficiency of the vehicle  declines.  For new passenger  vehicles only, a tax credit of $100 is granted for fuel efficiency ratings of less than 6.0 litres of gasoline or diesel fuel per 100 kilometres.

    Corporate  Income Tax. The Province taxes  corporate  income  allocated to Ontario.  The current  government  increased the general corporate  income tax rate to 14% from 12.5% and the M&P tax rate to 12% from 11%.  These changes were  effective  January 1, 2004. The
M&P tax rate is the tax rate on income from manufacturing and processing, mining, logging, fishing and farming.

    The tax rate for small  businesses  has been in effect since January 1, 2003  continues to be 5.5%.  The income  threshold for this special rate was increased to $400,000 from $320,000 effective January 1, 2004.

    Ontario  provides  assistance  for  scientific  research and  experimental  development  ("SR&ED")  activities  through:  (1) a 10%
refundable  innovation  tax credit for qualified  SR&ED  expenses;  (2) a full  deduction  for qualified  expenses in the year they are incurred;  (3) a 20%  refundable tax credit for SR&ED done through  specified  research  institutions;  and (4) a tax exemption for the federal SR&ED investment tax credit that relates to SR&ED incurred in Ontario.

    Ontario  provides a number of refundable  tax credits on labour  expenses for certain  other  corporate  activities  carried out in
Ontario: a 10% to 15% co-operative  education tax credit for hiring qualifying co-op students;  a 30% book publishing tax credit; a 10%
to 15% graduate transition tax credit for hiring recently  unemployed  post-secondary  graduates;  a 20% computer animation and special effects tax credit; a 20% tax credit for producing  Canadian film and television  productions (30% for first-time  producers),  with an additional 10% bonus for qualifying regional  productions;  an 11% film and television  production services tax credit for non-Canadian productions,  with an additional 3% bonus for qualifying  regional  productions;  a 20% interactive digital media tax credit; and a 20%
sound recording tax credit.

    Ontario also provides additional deductions from income equal to 30% of the capital cost of pollution control equipment,  childcare facilities and new school buses  purchased  after May 4, 1999 and before January 1, 2006 and 100% of the costs of  accommodating  newly hired employees with  disabilities.  An additional 15% deduction is provided for donations or price discounts to Ontario post secondary educational institutions in respect of new teaching equipment and learning technologies.

    In its 2004 Budget,  Ontario  proposed the elimination of the leading edge  technology  portion of the  co-operative  education tax credit,  the graduate  transitions  tax credit,  the deduction for childcare  facilities,  the deduction for the cost of  accommodating newly hired employees with  disabilities,  and the deduction for donations or price  discounts to Ontario post secondary  institutions, effective December 31, 2004.

    The 2004 Ontario Budget also proposed an Apprenticeship  Training Tax Credit equivalent of 25% to 30% of salaries and wages paid to eligible apprentices in qualifying skilled trades.

    Corporations  or a group of  associated  corporations  with total  assets  over $5 million or gross  revenues  over $10 million are subject to a corporate minimum tax ("CMT").  The CMT is applied at a rate of 4% on accounting income less certain  deductions,  such as dividend income. The CMT is reduced by regular corporate income tax payable in the year.

    Insurance  Premiums Tax. Insurance  companies pay a 2% tax on net premiums in respect of accident,  sickness and life insurance for persons  resident  in  Ontario.  A 3% tax is levied on net  premiums in respect of property  and any other  contract  of  insurance  in
Ontario.  Contracts  in respect of property  insurance  also bear an  additional  0.5% tax on net  premiums.  A 2% premiums tax is also payable by employers in respect of uninsured benefit arrangements.

    Life insurance  companies are subject to a special  additional tax of 1.25% on taxable  paid-up  capital in Ontario.  The first $10 million in paid-up  capital is exempt from tax. This tax is reduced by regular income tax and any corporate  minimum tax payable in the year.

    Capital Tax. The Province levies a capital tax on paid-up capital  allocated to Ontario.  Insurance  companies do not pay this tax.
The general  capital tax rate is 0.3%.  Deposit taking  financial  institutions  are subject to a capital tax of 0.6% on the first $400 million of taxable  capital and 0.9% on taxable  capital in excess of $400  million.  Non-deposit  taking  financial  institutions  are subject to a capital tax of 0.6% on the first $400 million of taxable  capital and 0.72% on taxable  capital in excess of $400 million.
Ontario credit unions,  Caisses Populaires and family farm/fishing  corporations are exempt from capital tax. Regular  corporations and financial institutions are entitled to a $5 million deduction from taxable capital.

    The 2004 Ontario Budget proposed to gradually  eliminate the capital tax by 2012.  Starting January 1, 2005, the current $5 million deduction  from taxable  capital  would be increased  by $2.5 million each year until the  deduction  reaches $15 million on January 1,
2008.  Starting  January 1, 2009,  capital tax rates would be reduced each year until the capital tax is fully eliminated on January 1,
2012.

    A capital tax credit is available to financial  institutions that make eligible capital investments in or provide low interest rate loans to Ontario small businesses.

    Mining Tax.  The Mining Tax Act levies a tax on profits  from the  extraction  of  minerals  in  Ontario.  The tax is levied on the operator's  profit in excess of $500,000.  Effective  January 1, 2004, the mining tax rate is 10%. There is a three-year or $10 million profit  exemption  available to new or expanded  mines.  To assist mines in remote areas of the Province,  the three-year  exemption is extended to ten years for new remote mines.  As well,  the profits from remote mines are taxed at a rate of 5% after the 10-year or $10 million profit exemption.

    Employer Health Tax. Ontario levies an employer health tax on total Ontario  remuneration  paid by employers.  Employers with total
Ontario  remuneration of $200,000 or less calculate tax payable at a rate of 0.98%;  employers with total Ontario  remuneration between
$200,000 and $400,000  calculate this tax at graduated rates between 0.98% and 1.95%; and employers with total Ontario  remuneration in excess of $400,000  calculate tax at a rate of 1.95%.  For the 1999 taxation year and  subsequent  years,  the first  $400,000 of total
Ontario remuneration paid by eligible businesses is exempt.

    Land  Transfer  Tax.  Ontario  levies a land  transfer  tax on the  value  of  consideration  of most  registered  conveyances  and unregistered  dispositions  of beneficial  interest in land in Ontario.  The land transfer tax applies at graduated  rates ranging from
0.5% on the value of  consideration  of $55,000 or less,  1.0% on the value of  consideration  between $55,000 and $250,000 and 1.5% on the value of consideration  exceeding $250,000.  Where the value of consideration exceeds $400,000 and the property contains one or two single-family  residences,  there is an additional 0.5% (in addition to the 1.5%) tax levied on the amount exceeding $400,000.  As part of the 2000  Budget,  the land  transfer  tax refund  program for  first-time  buyers of newly  constructed  homes was made  permanent.
Eligible purchasers are entitled to a refund of up to $2,000 under the program.

    Other Significant  Taxes.  Taxes are applied to the purchases of gasoline (Gasoline Tax Act) and use of diesel fuel (Fuel Tax Act).
The taxes apply to  gasoline  and diesel fuel used in on-road  motor  vehicles  and certain  off-road  uses (i.e.  recreational  boats, snowmobiles,  lawn  mowers).  Under the Gasoline  Tax Act,  the tax rate for gasoline is 14.7 cents per litre;  4.3 cents per litre for propane;  and 2.7 cents per litre for fuel used to power  aircraft.  Under the Fuel Tax Act, the tax rate for diesel fuel is 14.3 cents per litre and 4.5 cents per litre for diesel fuel used to power railroad locomotives.

    Tobacco Tax.  Ontario's tobacco tax rate is 11.1 cents per cigarette or per gram or part gram of cut tobacco.  The tax on cigars is
56.6% of the retail price.

    Race Tracks Tax.  Ontario also levies a racetracks tax on wagers on horse races at 0.5% on all bets.

Federal Government Payments

    Approximately  14.7% of the Province's  revenue in fiscal 2004-05,  $11,622  million,  was received  through cash payments from the
Federal  Government.  These payments  increased by $1,729  million,  from $9,893 million in 2003-04.  Federal  payments are intended to assist the Province in providing necessary services in areas of provincial jurisdiction.

    Canada Health Transfer ("CHT") and Canada Social Transfer ("CST").  The largest cash transfers from the Federal Government,  in the form of CHT and CST  payments,  are to assist the  Province  in  providing  health  care,  post-secondary  education  and other  social programs.  In fiscal year 2003-04,  CHT and CST payments to Ontario were $7,535 million,  including $577 million from the 2000 and 2003
CHST Supplements.  In 2004-05,  CHT and CST payments to Ontario are expected to total $8,764 million,  including $5,065 million in CHT,
$2,924 million in CST, and $775 million in CHST Supplements.

    The CHT and CST were created April 1, 2004,  when the  Government of Canada split the Canada  Health and Social  Transfer  ("CHST")
into two separate  transfers:  the CHT,  designated  specifically for health care, and the CST for post-secondary  education and social services.  The CHST was a block fund contribution by the Federal Government in respect of social programs under the  Federal-Provincial
Fiscal  Arrangements  Act. It replaced both the Established  Programs  Financing ("EPF") and Canada Assistance Plan ("CAP") in 1996-97.
To receive the CHST cash contribution,  provinces must comply with the Canada Health Act and may not impose a residency  requirement in determining eligibility for social assistance.

    CHT and CST total entitlements  include both cash and tax entitlements.  CHT and CST tax entitlements are the value of 13.5 of each province's  personal  income tax ("PIT")  points and one corporate  income tax ("CIT") point  transferred to provinces in 1977-78 under the EPF arrangements.

    As of 1998-99,  CHST cash entitlements,  $12.5 billion nationwide,  had been reduced by $6.2 billion, or 33%, from combined CAP and
EPF cash entitlements in 1994-95.  The 1999 Federal Budget announced that by 2002-03,  there would be a nationwide  restoration of $2.5 billion of the $6.2 billion cut previously by the Federal Government from CHST cash entitlements.

    CHST  Supplements.  The 1999 Federal Budget also established a one-time CHST Supplement  Trust for Health Care of $3.5 billion.  It was allocated  among provinces on an equal per capita basis.  Ontario's  share,  $1,323  million,  was withdrawn from the Trust and was spent by the Province on health care over three years, 1999-00, 2000-01 and 2001-02.

    The 2000 Federal Budget  announced  another CHST Supplement  Trust of $2.5 billion,  which also was allocated among provinces on an equal per capita basis.  Ontario's share,  $952 million,  was withdrawn from the Trust and was spent on health care between 2000-01 and
2003-04.

    2003 First Ministers'  Meeting.  At the February 2003 First Ministers'  Meeting ("FMM"),  the federal  government  announced a $2.5 billion CHST Health  Supplement,  which was allocated on a per capita basis.  Ontario will record its share,  $967 million,  over three years: $386 million in 2003-04, $387 million in 2004-05, and $194 million in 2005-06, according to the federal draw down schedule.

    Only the portions of the CHST  Supplements  that were  expensed have been reported as revenue in Ontario  budgets,  including  $755 million in 1999-00,  $758 million in 2000-01,  $380 million in 2001-02 and $191 million in 2002-03.  The CHST  Supplements  reported as revenue in 2003-04,  $578  million,  includes  $192  million from the 2000-01  CHST  Supplement  and $386 million from the 2003-04 CHST
Supplement.

    Along  with  the $2.5  billion  CHST  Health  Supplement,  the  federal  government  established  the  Health  Reform  Fund and the
Diagnostic/Medical  Equipment  Fund.  In 2004-05,  Ontario's  share of this funding is $582 million for the Health Reform Fund and $192 million as the second year of the three-year Medical Equipment Fund.

    At the same First Ministers'  Meeting,  a one-time $2 billion CHST "Top-Up" was created,  which the federal government was expected to make available in 2003-04.  The $2 billion CHST top-up was provided at the January 2004 First Ministers  Meeting.  Ontario's  annual allocation is $388 million in 2004-05, and will be $390 million in 2005-06.

    2004 First  Ministers'  Health Care  Agreement.  At the  September  2004 FMM, the Prime  Minister and Premiers  agreed on a funding framework  that would  provide $18 billion of funding for health care over six years.  In 2004-05,  Ontario will receive a $388 million
CHT base increase, $242 million from the Wait Times Reduction Fund and $194 million in additional funding for medical equipment.

    Other Federal Payments.  In 2003-04,  the Province received $2,358 million from the Federal  Government for programs other than the
CHST and CHST  Supplements,  including  $330  million in  compensation  for  expenses  incurred  due to the  outbreak  of Severe  Acute
Respiratory Syndrome (SARS).

    In 2004-05,  Ontario  expects to receive a total of $2,858 million  through other federal  programs other than the CHST,  including
$582  million from the Health  Reform  Fund,  $521 million for social  housing,  $387 million for medical  equipment,  $267 million for infrastructure, $242 million from the Wait Times Reduction Fund and $859 million in other federal transfers.

    Fiscal  Stabilization.  An integral part of federal-provincial  fiscal relations is the Federal Government's  obligation to protect provincial  revenues.  The Federal  Government  makes cash payments,  to any province if its revenue falls short of the previous year's total by 5% or more due to a downturn in economic  activity.  The most recent  payment to Ontario  under this  program was  received in
1995-96 in respect of claims made up to and including the 1992-93 fiscal year.

                                                      FEDERAL PAYMENTS TO ONTARIO

                                                                                                                               Outlook
                                                                                                                    2003-04    2004-05
                                                                                                                      (in millions)
Canada Health and Social Transfer ("CHST")...................................................................     $   6,958  $       --
Canada Health Transfer ("CHT")...............................................................................            --       5,065
Canada Social Transfer ("CST")...............................................................................            --       2,924
CHST Supplements.............................................................................................           577         775
Health Reform Fund...........................................................................................           387         582
Medical Equipment Fund.......................................................................................           192         387
Social Housing...............................................................................................           528         521
Infrastructure...............................................................................................           150         267
Wait Times Reduction Fund....................................................................................            --         242
Other........................................................................................................         1,101         859
Total Federal Payments.......................................................................................     $   9,893  $   11,622

Other Revenue

    In 2004-05,  approximately  17.0% of revenue is expected  from sources  other than  taxation or federal  transfers.  This  category includes  the net income of  provincially  owned  Liquor  Control  Board of Ontario and Ontario  Lottery and Gaming  Corporation.  Also
included is revenue from Vehicle and Driver Registration Fees and Sales and Rentals.

(4) Expense

Overview

    The following  table sets forth  historical  expense  information  for the fiscal year  1999-00.  The table has not been updated to reflect the new ministry structure announced in October 2003.

                                                      ONTARIO'S OPERATING EXPENSE
                                                                                                                         Restated(1)
Ministry                                                                                                                   1999-00
                                                                                                                       (in millions)
Agriculture and Food............................................................................................         $      347
  One-Time and Extraordinary Costs..............................................................................                 --
Attorney General................................................................................................                846
Board of Internal Economy.......................................................................................                154
Citizenship.....................................................................................................                 95
Community, Family and Children's Services.......................................................................              7,555
Consumer and Business Services..................................................................................                134
Culture.........................................................................................................                214
Education.......................................................................................................              7,704
  Phase-in Funding..............................................................................................                268
  Teachers' Pension Plan ("TPP")................................................................................               (363)
Energy..........................................................................................................                329
Enterprise, Opportunity and Innovation..........................................................................                192
Environment.....................................................................................................                174
Executive Offices...............................................................................................                 19
Finance.........................................................................................................                609
  Interest on Debt..............................................................................................             11,027
  Power Purchases...............................................................................................                741
  Support for Children and Seniors..............................................................................                278
  Community Reinvestment Fund...................................................................................                521
Health and Long-Term Care.......................................................................................             20,537
  Health Care Restructuring.....................................................................................                 --
  Major One-Time Health Care Costs..............................................................................                286
Intergovernmental Affairs.......................................................................................                  4
Labour..........................................................................................................                101
Management Board Secretariat....................................................................................                147
  Retirement Benefits...........................................................................................               (165)
  OPS Employee Severance (Net)..................................................................................                 88
  Special Circumstances Fund....................................................................................                 --
Municipal Affairs and Housing...................................................................................              1,665
Native Affairs Secretariat......................................................................................                 15
Natural Resources...............................................................................................                460
Northern Development and Mines..................................................................................                 67
Office of Francophone Affairs...................................................................................                  3
Public Safety and Security......................................................................................              1,379
Tourism and Recreation..........................................................................................                153
Training, Colleges and Universities.............................................................................              3,316
Transportation..................................................................................................                587
Total Operating Expense.........................................................................................         $   59,487
__________
Source: Ontario Ministry of Finance.

Totals may not add due to rounding.

(1) 1999-2000  have been restated to reflect the  reclassification  of  adjustments  related to recovery of prior years'  expenses from expense to revenue consistent with the 2003-2004 Public Accounts of Ontario. This change has no impact on the Surplus/Deficit.

    Starting with the 2003 Ontario  Economic  Outlook and Fiscal Review,  2002-03  program  expense figures for the Province of Ontario were  restated  to reflect  the new  government  ministry  structures.  Accordingly,  the 2000-01 to 2002-03  program  expense  figures contained within the Financial  Tables were restated to reflect the new government  ministry  structures,  and the following table sets forth such restated  figures.  The historical  expense figures for the fiscal year 1999-00 are not readily available and therefore were not  restated.  The  following  table  provides an overview of the  Province's  expense  information  for each of the fiscal years from
2000-01 to 2004-05.

                                                      ONTARIO'S OPERATING EXPENSE

                                                                                                                            % of Total
                                                                                                               Current       Operating
                                                                                                 Actual      Outlook(1)       Expense
Ministry                                                              2000-01  2001-02  2002-03  2003-04       2004-05        2004-05
                                                                                               (in millions)
Agriculture and Food(2).........................................         635      775      616      673           549           0.7
Attorney General(3).............................................         969      995    1,052    1,199         1,172           1.5
Board of Internal Economy.......................................         116      124      146      196           149           0.2
Children and Youth Services(3)..................................       2,070    2,244    2,431    2,640         2,832           3.6
Citizenship and Immigration(2)(3)...............................          66       59       53       52            62           0.1
Community and Social Services(2)(3).............................       5,800    5,807    5,842    5,995         6,317           8.1
Community Safety and Correctional Services(2)(3)................       1,419    1,513    1,656    1,666         1,738           2.2
Consumer and Business Services..................................         155      172      178      182           213           0.3
Culture.........................................................         236      279      331      303           277           0.4
Democratic Renewal Secretariat..................................          --       --       --       --             4            --
Economic Development and Trade(2)(3)............................         200      221      242      253           414           0.5
Education.......................................................       7,963    8,354    8,998    9,665        10,623          13.7
 Teachers' Pension Plan (TPP)...................................        (402)      42      238      235           359           0.5
Energy..........................................................         344      367      144      116           137           0.2
Environment(2)(3)...............................................         190      265      237      261           304           0.4
Executive Offices...............................................          21       19       20       24            19            --
Finance-- Own Account(2)(3).....................................       1,147    1,197    1,092    1,255         1,184           1.5
  Interest on Debt..............................................      10,873   10,337    9,694    9,604        10,114          13.0
  Change Fund...................................................          --       --       --       --           328           0.4
  Community Reinvestment Fund...................................         561      557      622      651           656           0.8
  Electricity Consumer Price Protection Fund....................          --       --      665      253            --            --
 Power Purchases................................................         695      815      786      797           946           1.2
Health and Long-Term Care(2)(3).................................      22,701   23,923   25,800   28,036        30,476          39.3
  Change Fund...................................................          --       --       --       --           609           0.8
 SARS-related and Major One-Time Health Costs...................          --       --       --      824            --            --
Intergovernmental Affairs(3)....................................           6        6        9        6             9            --
Labour..........................................................         104      110      123      117           133           0.2
Management Board Secretariat(2)(3)..............................         144      246      186      214           356           0.5
  Retirement Benefits...........................................         (33)      63      102      309           433           0.6
  Contingency Fund..............................................          --       --       --       --           957           1.2
Municipal Affairs and Housing(2)(3).............................       1,792    1,136      636      662           697           0.9
Native Affairs Secretariat......................................          17       13       16       15            14            --
Natural Resources...............................................         417      438      454      516           505           0.7
Northern Development and Mines..................................          69       75       73       76            73           0.1
Office of Francophone Affairs...................................           4        5        3        3             4            --
Public Infrastructure Renewal(3)................................           9       15       33       18            31            --
Tourism and Recreation(3).......................................         124      143      135      209           184           0.2
Training, Colleges and Universities(2)..........................       3,264    3,290    3,471    3,883         4,194           5.4
Transportation(2)...............................................         593      664      814      800           862           1.1
Year-End Savings................................................          --       --       --       --          (300)         (0.4)
Total Operating Expense(2)......................................      62,269   64,269   66,898   71,708        77,634           100
__________
Source: Ontario Ministry of Finance.

(1) Current Outlook 2004-05 refers to information presented in the 2004 Ontario Economic Outlook and Fiscal Review.

(2) 2000-01 to 2002-03 have been restated to reflect the  reclassification  of adjustments related to recovery of prior years' expenses from  expense  to  revenue  consistent  with  the  2003-2004  Public  Accounts  of  Ontario.  This  change  has  no  impact  on the
    Surplus/Deficit.

(3) Ministries restated to reflect new government structure.

Social Expenses

    Health and Long-Term Care.  Health Care is the largest single component of Provincial  expense,  accounting for an estimated 40% of operating  expense  (operating  expense  includes  program  spending plus interest on debt) in fiscal  2004-05  outlook.  Excluding the additional funds from the First Ministers' health agreement,  approximately 61% of Ontario's health care operating  spending will be in the form of operating  payments to public  hospitals  ($11.3  billion in fiscal  2004-05  outlook) and Ontario  Health  Insurance  Plan payments to physicians and other health care practitioners and commercial labs ($7.1 billion in fiscal 2004-05 outlook).

    Community and Children's Services. The Province provides a wide range of social services,  including social assistance,  childcare, child welfare services,  housing assistance and drug benefits for social assistance recipients.  The combined operating expenses of the
Ministry of Children and Youth  Services  and the  Ministry of Community  and Social  Services  represent  approximately  12% of fiscal
2004-05 total operating  expense.  The social assistance  program including the Ontario Drug Benefit Program is the largest program and includes a budget of $4,600 million in fiscal 2004-05.

    Municipal  Affairs.  The  Ministry of  Municipal  Affairs and Housing is  responsible  for  building a strong  provincial-municipal relationship,  encouraging  a viable and balanced  housing  market and  stronger  and better  communities  and rural  development.  The
Ministry's fiscal 2004-05 operating outlook of $697 million accounts for nearly 1% of Provincial operating expense.

    Education  and Training.  The combined  operating  budget of the Ministry of Education  and the Ministry of Training,  Colleges and
Universities,  which includes provincial support for primary and secondary schools, universities,  colleges and training programs, will total $15,176  million  (including the Teachers'  Pension  Plan),  and accounts for  approximately  20% of total  provincial  operating expense in fiscal 2004-05.  Transfer  payments to school boards,  the largest component of education  spending,  are projected to total
$10,114 million in fiscal 2004-05. The operating grants for colleges and universities in fiscal 2004-05 will total $2,988 million.

Environment, Resources and Economic Development

    The Ministry of  Transportation  has an operating  budget of $862 million in fiscal  2004-05.  The Ministry is responsible  for the overall safety,  integrity and performance of Ontario's  transportation  system, GO Transit and for the licensing of drivers,  vehicles and commercial carriers.

    The operating  budget of the Ministry of Agriculture  and Food in fiscal 2004-05 is $549 million.  The Ministry's role is to assist in enhancing a supportive business  environment in order to increase investment in Ontario's  agricultural and food sectors.  Through a number of programs, the Ministry also promotes value-added agriculture and increased exports of food products.

    Through the Ministry of Economic  Development  and Trade,  the Ministry of Tourism and Recreation and the Ministry of Culture,  the
Province  encourages  entrepreneurship  and promotes  investment in scientific  research,  innovation and technology  development.  The
Ministries also promote  Ontario's trade,  tourism and investment  potential.  Together the Ministries have an operating budget of $875 million in fiscal 2004-05.

    The Ministry of Natural Resources ensures the sustainable  development of the Province's vast resources and manages Crown lands and the  provincial  park system.  In addition,  the Ministry is responsible  for ensuring the  protection of these  resources from natural disasters, such as forest fires. The Ministry's operating budget in fiscal 2004-05 is $505 million.

    The Ministry of Environment and the Ministry of Energy protect the quality of the natural  environment  and encourage  conservation of material  and water  resources.  They also promote the  development  of a  competitive  energy  sector,  which is  economically  and environmentally  sustainable.  The Ministries' operating budget in fiscal 2004-05 totals $441 million, including $92 million related to the  consolidation of the Independent  Electricity  Market Operator,  which ensures the reliable supply of electricity and operates the competitive wholesale electricity market.

    The following  table sets forth  historical  expense  information  for the fiscal year  1999-00.  The table has not been updated to reflect the new ministry structure announced in October 2003.

                                                       ONTARIO'S CAPITAL EXPENSE

Ministry                                                                                                                     1999-00
                                                                                                                         (in millions)
Agriculture and Food...............................................................................................         $      1
Attorney General...................................................................................................               62
Community, Family and Children's Services..........................................................................               20
Consumer and Business Services.....................................................................................               --
Culture............................................................................................................               72
Education..........................................................................................................               52
Energy.............................................................................................................              156
Enterprise, Opportunity and Innovation.............................................................................              500
Environment........................................................................................................                1
  Water Protection Fund............................................................................................              160
Finance............................................................................................................                7
  SuperBuild Millennium Partnerships...............................................................................               --
Health and Long-Term Care..........................................................................................              338
  Major One-Time Capital Costs.....................................................................................            1,004
Management Board Secretariat.......................................................................................               13
Municipal Affairs and Housing......................................................................................              (10)
Native Affairs Secretariat.........................................................................................                7
Natural Resources..................................................................................................               96
Northern Development and Mines.....................................................................................              267
Public Safety and Security.........................................................................................              124
Tourism and Recreation.............................................................................................              159
Training, Colleges and Universities................................................................................            1,028
Transportation.....................................................................................................              830
Total Capital Expense..............................................................................................         $  4,887
__________
Source: Ontario Ministry of Finance.

    Starting with the 2003 Ontario  Economic  Outlook and Fiscal Review,  2002-03  capital  expense figures for the Province of Ontario were  restated  to reflect  the new  government  ministry  structures.  Accordingly,  the 2000-01 to 2002-03  capital  expense  figures contained within the Financial  Tables were restated to reflect the new government  ministry  structures,  and the following table sets forth such restated  figures.  The historical  expense figures for the fiscal year 1999-00 are not readily available and therefore were not restated.  The following table provides an overview of the Province's  capital expense for each of the fiscal years from 2000-01 to
2004-05.

                                                       ONTARIO'S CAPITAL EXPENSE

                                                                                                                            % of Total
                                                                                                                   Current    Capital
                                                                                                         Actual  Outlook(1)   Expense
Ministry                                                                     2000-01  2001-02  2002-03   2003-04   2004-05    2004-05
                                                                                                  (in millions)
Agriculture and Food....................................................         1       29       68         1         7        0.3
Attorney General........................................................        42       46       43        24        55        2.1
Children and Youth Services(2)..........................................        10        6        7        --         9        0.3
Community and Social Services(2)........................................         4       25       16        10        21        0.8
Community Safety and Correctional Services..............................        99       88       66        47        42        1.6
Consumer and Business Services..........................................        --       --        1         1         2        0.1
Culture.................................................................        18       14       42        24        70        2.7
Economic Development and Trade(2).......................................        --       19       21        31        52        2.0
Education...............................................................         4       17       10        15        27        1.0
Energy..................................................................        86       50       46        53        52        2.0
Environment.............................................................        22       20       13         4        13        0.5
Finance(2)..............................................................         7       11        8         5         4        0.2
Health and Long-Term Care...............................................       322      205      339       358       346       13.4
Management Board Secretariat(3).........................................        24       28        3       (33)      (13)      (0.5)
Municipal Affairs and Housing(2)........................................        --       12       20       206       237        9.2
Native Affairs Secretariat..............................................         5        3        2        --         2        0.1
Natural Resources.......................................................        65       70       72       111        85        3.3
Northern Development and Mines..........................................       356      371      391       332       447       17.4
Public Infrastructure Renewal(2)........................................         4       --        4        18       168        6.5
  Capital Contingency Fund..............................................        --       --       --        --       134        5.2
Tourism and Recreation..................................................        14        9       55        51        65        2.5
Training, Colleges and Universities.....................................       204       49       71       120       171        6.6
Transportation..........................................................       836      818      578       797       679       26.4
Year-End Savings........................................................        --       --       --        --      (100)      (3.9)
Total Capital Expense(4)................................................      2,123    1,890    1,876     2,175     2,575       100
__________
Sources: Ontario Ministry of Finance and Ontario Ministry of Public Infrastructure Renewal.

(1) Current Outlook 2004-05 refers to information presented in the 2004 Ontario Economic Outlook and Fiscal Review.

(2) Ministries restated to reflect new government structure.

(3) Ministries'  contributions for investments in Provincially  owned land and buildings are recorded as an expense by the contributing ministries.  Starting in 2002-03 any resulting  adjustment to expense from the  capitalization  and  amortization  of most of these
    Provincially owned land and buildings is recorded in Management Board Secretariat.

(4) Starting  in  2002-03,  major  tangible  capital  assets  owned  by  Provincial  ministries  (land,  buildings  and  transportation infrastructure)  are  accounted  for on a full  accrual  accounting  basis.  Other  tangible  capital  assets  owned by  Provincial ministries  will continue to be accounted for as expense in the year of  acquisition or  construction.  All capital assets owned by consolidated government organizations are accounted for on a full accrual basis.

(5) Outline of Principal Provincial Institutions

    The Province has established a number of Crown  corporations,  which are primarily intended to provide goods and services needed to implement  approved  government  policy and  programs or to provide a regulatory  function  for  operations  authorized  by  government legislation.  Among the more  prominent  Ontario  Crown  corporations  are the  Liquor  Control  Board of  Ontario,  Ontario  Financing
Authority,  the Ontario  Lottery and Gaming  Corporation,  the Ontario  Securities  Commission,  the Ontario  Strategic  Infrastructure
Financing  Authority  (formerly,  the  Ontario  Municipal  Economic  Infrastructure  Financing  Authority)  and the  Ontario  Northland
Transportation Commission.

    Until its restructuring in April 1999 and its continuation as Ontario Electricity  Financial  Corporation  ("OEFC"),  Ontario Hydro
had a mandate to generate and supply power in Ontario.  For a description of Ontario  Hydro,  its  restructuring  and the operations of its successor companies, See "4. Public Debt-- (2) Assets and Liabilities, (iii) Liabilities-- Ontario Electricity Industry" below.

(6) Sinking Funds

    The Province of Ontario does not have a sinking funds system.

                                                            4. PUBLIC DEBT

(1) Debt

    The Province has met its financing  requirements  through a combination of public borrowing,  non-public borrowing and increases in cash and temporary investments. There is no constitutional limit on borrowing.

Publicly Held Debt

    The majority of Ontario's  borrowing  requirements  are met through public market  borrowing.  See "4. Public Debt-- (2) Assets and
Liabilities-- (iii) Liabilities-- Publicly Held Debt" below.

Non-Publicly Held Debt

    The Public  Service  Pension Plan  ("PSPP"),  the Ontario Public Service  Employees  Union  ("OPSEU")  Pension Plan and the Ontario
Teachers'  Pension Plan  ("OTPP").  Prior to January 1, 1990,  PSPP and OTPP were required to invest their net cash flow in debt issued by the Province.  Legislation  now allows these Plans to invest in public  capital  markets,  and they are no longer a source of direct financing  for the  Province.  The OPSEU  Pension  Plan was created in June 1994 through  legislation  dividing the PSPP and creating a separate  plan for OPSEU  members  and for certain  other  unionized  non-management  employees.  See "4.  Public Debt-- (2) Assets and
Liabilities-- (iii) Liabilities-- Non Publicly Held Debt" below.

    The Canada Pension Plan Investment Fund ("CPP").  CPP obtains monies from a compulsory national  contributory pension plan in which all  provinces  other than Quebec  participate.  Each  month,  the net cash flow is invested  in  non-marketable  securities  issued by participating  provinces,  agents of the Crown and the  Government  of Canada.  The  amount  available  to a  province  is based on the proportion of total contributions coming from that province.

                                                           BORROWING PROGRAM

                                                                                                                               Current
                                                                                                                 Actual        Outlook
                                                                                       2001-02      2002-03      2003-04     2004-05(1)
                                                                                                       (in millions)
Debt Issues....................................................................     $   14,887   $   19,034   $    28,178   $   24,400
Retirements:
  Publicly Held Debt...........................................................         12,521       14,851        15,625       15,388
  Canada Pension Plan..........................................................          1,269        1,295         1,201        1,133
  Ontario Teachers' Pension Fund...............................................            492          656           900          821
  Public Service Pension Fund..................................................            115          132           147          167
  Ontario Public Service Employees' Union ("OPSEU") Pension Plan...............             55           62            70           79
  Municipal Employee Retirement Fund...........................................             68          235           164           --
  Other........................................................................             18           39            34           12
                                                                                        14,538       17,270        18,141       17,600
Net Debt Retirements/(Issues)..................................................           (349)      (1,764)      (10,037)      (6,800)
Decrease/(Increase) in Deposits with the Province of Ontario Savings Office(2).             44        2,438            --           --
Other Items(3).................................................................          1,249       (2,555)        3,240        4,632
Acquisition/(Amortization) of Tangible Capital Assets..........................             --          496           427          800
Increase/(Decrease) in Cash, Cash Equivalents and Temporary Investments........           (569)       1,502           887         (800)
Surplus/(Deficit)..............................................................     $      375   $      117   $    (5,483)  $   (2,168)
__________
Source: Ontario Ministry of Finance.

(1) Current Outlook 2004-05 refers to information presented in the 2004 Ontario Economic Outlook and Fiscal Review.

(2) The Province of Ontario Savings Office was sold for $48.5 million on March 31, 2003.

(3) Accruals,  Consolidations  and net borrowing on behalf of agencies and liability  for  retirement  benefits are grouped under other items.

(2) Assets and Liabilities

(i) General

    Two features of Ontario's accounting and financing policies have a material effect on the reporting of assets and liabilities:  the treatment of physical assets and the intermediary aspect of centralized financing.

    Starting in 2002-03,  major tangible capital assets owned by the Province (land,  buildings and transportation  infrastructure) are accounted for on a full accrual  accounting  basis.  Other tangible capital assets owned by the Province will be reported in subsequent years.  Prior to 2002-03,  investments in tangible  capital assets made directly by the Province were treated as an expense in the year of acquisition and therefore did not appear as assets on the Province's financial statements.

    The intermediary  activity of borrowing on behalf of provincially  created bodies creates assets and  liabilities.  These would not appear if the bodies were funded  independently  or through a provincial  guarantee.  This  borrowing  action  increases the Province's debt.  The related asset arises  because the  government  is funding,  through loans and  investments,  expenses that are  administered outside a government ministry.

    Activities so funded are expected to generate  sufficient  return to repay the principal and interest.  However,  the recipients of the advances and investments are not always required to produce a profit, and some are not self-sustaining.

(ii) Assets

                                                           SUMMARY OF ASSETS

                                                                                                                As at March 31,   % Of
                                                                                                                     2004         Total
                                                                                                                (in millions)
Financial Assets:
  Cash and Cash Equivalents................................................................................       $    5,175       16.6
  Temporary Investments....................................................................................            2,964        9.5
  Accounts Receivable......................................................................................            4,722       15.1
  Loans Receivable and Other Assets........................................................................            6,327       20.3
  Investment in Government Business Enterprises............................................................           12,030       38.5
                                                                                                                  $   31,218      100.0
Non-Financial Assets:
  Tangible Capital Assets..................................................................................       $   14,369      100.0
__________
Source: Ontario Ministry of Finance.

Cash and Temporary Investments

    Temporary  investments are recorded at the lower of cost or fair value and are mainly marketable,  short-term  securities issued or guaranteed by Canadian chartered banks and the provincial and federal governments.

    Between April 1, 2003 and March 31, 2004, the month-end level of cash and temporary  investments varied from a low of approximately
$3,292 million to a high of approximately  $9,064 million.  The cash and temporary  investments are used to accommodate  differences in revenue and expense flows during each fiscal year and to provide flexibility for debt management.

Accounts Receivable

    Accounts  receivable  comprise  taxes  receivable,  receivables  from the  Government  of Canada  and other  receivables.  Accounts receivables are recorded at cost less a provision for doubtful accounts when collectibility is considered doubtful.

Loans Receivable and Other Assets

    Loans receivable with significant  concessionary  terms are recorded at the date of issuance at face value discounted by the amount of the grant  portion.  The grant  portion is  recognized  as an expense at the date of  issuance  of the loan.  The amount of the loan discount  is  amortized  to  revenue  over the term of the loan.  Loans  receivable  include  amounts  owing from  government  business enterprises.

Investment in Government Business Enterprises

    Investment  in  Government  Business  Enterprises  represents  the net assets of government  business  enterprises  recorded on the modified equity basis as described under Principles of Consolidation.

    Government  business  enterprises  are defined as those Crown  corporations,  boards and  commissions  which have the financial and operating  authority to carry on a business,  have as their principal  activity and source of revenue the selling of goods and services to individual and  non-government  organizations  and are able to maintain their  operations and meet their  obligations  from revenues generated outside the government reporting entity.

    The activities of government business  enterprises are recorded in the financial statements under the modified equity method. Under this method,  government  business  enterprises are reported in accordance with accounting  principles  generally accepted for business enterprises.  Their combined net assets are included in the financial  statements as Investment in Government  Business  Enterprises on
the  Consolidated  Statement  of  Financial  Position and their  combined  net income is shown as a separate  item on the  Consolidated
Statement of Operations. This method does not require the elimination of inter- organizational balances.

Tangible Capital Assets

    Tangible  capital assets are recorded at historical  cost.  Historical cost includes the costs directly related to the acquisition,
design,  construction,   development,  improvement  or  betterment  of  tangible  capital  assets.  Cost  includes  overheads  directly attributable to  construction  and development but excludes  interest.  Estimated  historical cost is used to record existing  tangible capital assets when actual cost is unknown.

(iii) Liabilities

Overview

    Liabilities  include debt issued for Provincial purposes and for Ontario Electricity  Financial  Corporation,  accounts payable and accrued  liabilities,  pension  liabilities for the Public Service Pension Plan, the Ontario Public Service  Employees' Union ("OPSEU")
Pension Plan, the Ontario Teachers' Pension Plan, Power Purchase Contracts, Nuclear Funding Liability and other liabilities.

                                                        SUMMARY OF LIABILITIES

                                                                                                            As at March 31,
                                                                                                                 2004       % of Total
                                                                                                            (in millions)
Liabilities:
Publicly Held Debt(1)..................................................................................      $   121,992        71.9
Non-Publicly Held Debt
  Canada Pension Plan..................................................................................           10,233         6.0
  Ontario Teachers' Pension Fund.......................................................................            9,487         5.6
  Canada Mortgage and Housing Corporation..............................................................            1,047         0.6
  Public Service Pension Fund..........................................................................            3,052         1.8
  Ontario Public Service Employees' Union ("OPSEU") Pension Fund.......................................            1,450         0.9
  Other................................................................................................            1,096         0.6
                                                                                                                  26,365        15.5
Total Debt Issued......................................................................................          148,357        87.4
Accounts Payable and Accrued Liabilities...............................................................           12,117         7.1
Power Purchase Contracts...............................................................................            4,021         2.4
Nuclear Funding Liabilities............................................................................            1,916         1.1
Retirement Benefits....................................................................................              656         0.4
Other Liabilities......................................................................................            2,708         1.6
Total Liabilities......................................................................................      $   169,775       100.0
Obligations guaranteed(2)..............................................................................      $     3,400       100.0
Total obligations guaranteed(3)........................................................................      $     3,400       100.0
__________
Source: Ontario Ministry of Finance.

(1) All balances are expressed in Canadian  dollars.  The balances above reflect the effect of related  derivatives  contracts  entered into by the  Province.  See "4.  Public  Debt-- (5)  Financial  Tables-- I.  Summary  of Net Debt and  Accumulated  Deficit -- Risk
    Management and Derivative Financial Instruments".

(2) These are outstanding loans guaranteed and other contingencies.

(3) In addition to the above  reported  obligations,  the Province  has entered  into the  following  agreements:
    Social  Housing Loan Insurance Agreements.
    For all  non-profit  housing  projects in the  provincial  portfolio,  the Province is liable to indemnify  and  reimburse  Canada
    Mortgage and Housing  Corporation  ("CMHC") for any net costs,  including any  environmental  liabilities,  incurred as a result of project  defaults,  directly  or  indirectly,  through  the  Ministry of  Municipal  Affairs  and  Housing or the  Ontario  Housing
    Corporation.  At March 31,  2004,  there were $9.0  billion  (2003,  $9.3  billion) of mortgage  loans  outstanding.  As  operating subsidies  provided are sufficient to ensure that all mortgage  payments can be made when due, default is unlikely.  To date, there have been no claims for defaults on insured mortgage loans.  Ontario Nuclear Funds Agreement.  See "4. Public Debt-- (2) Assets and
    Liabilities, (iii) Liabilities-- Ontario Electricity Industry" below.

Publicly Held Debt

    Publicly held debt is debt issued to the general  public.  As at March 31, 2004,  the total  publicly held debt issued was $121,992 million,  $91,662 million of which was issued in Canadian dollars (includes $3,359 million of Treasury bills),  $21,835 million in U.S.
dollars (which  includes  $1,156 million U.S.  commercial  papers),  $3,070 million in Japanese Yen, $3,900 million in Euros and $1,525 million in other currencies.

    From April 1, 2004 through November 30, 2004, the Province  announced  public  offerings of bonds and notes totaling  approximately
$17.5 billion of which $15.2  billion were for  provincial  purposes and $2.3 billion was debt incurred for the OEFC.  The tables below provide a summary of the  publicly  held debt issued by the  Province  from April 1, 2004  through  November  30,  2004 for  provincial purposes.

                                          DEBT ISSUED BY THE PROVINCE FOR PROVINCIAL PURPOSES

                                                                                        Principal
Date of Issue              Date of Maturity      Interest Rate %          Funds       (in millions)References
08-Apr-2004                8-Mar-2007            5.200                    Canadian $       500      (1) (4)
19-Apr-2004                2-Jun-2019            5.350                    Canadian $        50        (1)
20-Apr-2004                19-May-2009           4.000                    Canadian $       750        (1)
26-Apr-2004                26-Jul-2006           Floating                     U.S. $        68      (3) (6)
29-Apr-2004                8-Mar-2033            Step-up                  Canadian $       200        (7)
30-Apr-2004                8-Mar-2014            5.000                    Canadian $       500        (1)
03-May-2004                3-May-2006            Step-up                  Canadian $        25        (9)
05-May-2004                2-Jun-2019            5.350                    Canadian $        50      (1) (5)
05-May-2004                5-May-2006            Step-up                  Canadian $        60        (10)
07-May-2004                8-Mar-2033            5.850                    Canadian $       500      (1) (11)
21-Jun-2004                Variable              Variable                 Canadian $     1,145        (18)
02-Jul-2004                2-Jul-2006            Step-up                  Canadian $        35        (12)
07-Jul-2004                7-Jul-2006            Step-up                  Canadian $        26        (13)
14-Jul-2004                2-Jun-2027            7.600                    Canadian $       105        (1)
15-Jul-2004                2-Jun-2027            7.600                    Canadian $       100      (1) (14)
16-Jul-2004                16-Jul-2007           3.350                        U.S. $     1,000      (1) (15)
23-Jul-2004                8-Sep-2013            Step-up                  Canadian $       100        (16)
27-Jul-2004                27-Jul-2011           4.750                    Canadian $       250        (2)
28-Jul-2004                2-Jun-2038            10.000                   Canadian $        75        (1)
28-Jul-2004                28-Jul-2009           5.375                    U.K. Pound       200      (2) (17)
09-Aug-2004                8-Mar-2014            5.000                    Canadian $       500      (1) (8)
17-Aug-2004                8-Sep-2006            3.500                    Canadian $       500        (1)
25-Aug-2004                2-Jun-2035            5.600                    Canadian $       500      (1) (29)
7-Sep-2004                 7-Sep-2006            Step-up                  Canadian $        31      (1) (19)
15-Sep-2004                2-Jun-2035            5.600                    Canadian $       500        (1)
20-Sep-2004                20-Sep-2006           Step-up                  Canadian $        25      (1) (20)
22-Sep-2004                22-Sep-2006           3 CBA--0.02               Canadian $        50      (3) (21)
22-Sep-2004                1-May-2006            3 CBA                    Canadian $       325      (3) (28)
23-Sep-2004                1-Feb-2006            3 CBA+0.03               Canadian $       100        (3)
27-Sep-2004                1-May-2006            3 CBA                    Canadian $       100      (3)(28)
27-Sep-2004                27-Sep-2006           1 CBA--0.01              Canadian $       250        (22)
28-Sep-2004                1-May-2006            3 CBA                    Canadian $       225      (3) (28)
1-Oct-2004                 1-Oct-2006            Step-up                  Canadian $        25      (1) (23)
1-Oct-2004                 1-Oct-2008            3 CBA+0.03               Canadian $       100        (3)
1-Oct-2004                 8-Mar-2029            6.500                    Canadian $        50        (1)
14-Oct-2004                14-Oct-2006           Step-up                  Canadian $        25      (2) (24)
20-Oct-2004                2-Jun-2035            5.600                    Canadian $       500      (1) (29)
21-Oct-2004                21-Oct-2009           3.625                        U.S. $     1,000      (1)(30)
27-Oct-2004                27-Oct-2006           Step-up                  Canadian $        25      (1)(25)
27-Oct-2004                27-Oct-2006           Step-up                  Canadian $        25      (1)(26)
28-Oct-2004                8-Mar-2014            5.000                    Canadian $       500        (1)
29-Oct-2004                29-Oct-2006           Step-up                  Canadian $        35        (27)
2-Nov-2004                 2-Jun-2027            7.600                    Canadian $       150        (1)
9-Nov-2004                 7-Nov-2009            3 CBA                    Canadian $       750        (3)
15-Nov-2004                2-Jun-2035            5.600                    Canadian $       500      (1) (29)
18-Nov-2004                18-Nov-2014           4.500                        U.S. $       200        (2)
24-Nov-2004                2-Jun-2027            7.600                    Canadian $       142      (1) (14)
25-Nov-2004                2-Jun-2013            4.750                    Canadian $        30        (1)
26-Nov-2004                15-Jan-2008           3.375                        U.S. $     1,000      (1) (31)
26-Nov-2004                26-Nov-2008           Step-up                      U.S. $        30      (2) (32)
29-Nov-2004                2-Jun-2018            5.500                    Canadian $        25        (1)
__________
(1) Interest paid semi-annually.

(2) Interest paid annually.

(3) Interest paid quarterly.

(4) This is the fourth re-opening. Total issue size is now $2,000 million.

(5) This is the first re-opening. Total issue size is now $100 million.

(6) The Province  entered into currency rate agreements  that  effectively  converted these U.S. dollar  obligations to Canadian dollar obligations  at an exchange rate of $1.3520.  In addition,  the Province  entered into interest rate  agreements  that  effectively converted the interest rate obligation on this debt to a fixed three month Canadian BA rate minus 0.03%.

(7) Interest is payable  semi-annually  at the rate of 3.25% until March 8, 2012 and  thereafter  at 5.85%.  In addition,  the Province entered into interest rate  agreements  that  effectively  converted the interest rate  obligation on this debt to a floating three month Canadian BA rate effective March 8, 2012.

(8) During the year, this debt was reopened twice adjusting the total issue size to $2,000 million.

(9) Bonds are extendible at the option of the Province on the initial  maturity date of May 3, 2006 and on each extended  maturity date thereafter to the final  maturity date of May 3, 2010.  Interest is payable  semi-annually  at a rate of 3.5% in year 1-2, 3.75% in year 3,  4.25% in year 4, 5.5% in year 5 and 6.75% in the final  year.  In  addition,  the  Province  entered  into  interest  rate agreements that effectively converted the interest rate obligation on this debt to a fixed rate of 2.79%.

(10)     Bonds are  extendible  at the  option of the  Province  on the  initial  maturity  date of May 5, 2006,  and on each  extended maturity date  thereafter to the final maturity date of May 5, 2011.  Interest is payable  semi-annually  at a rate of 4.0% in year
    1-2, 4.15% in year 3, 4.25% in year 4, 4.75% in year 5, 5.0% in year 6 and 6.0% the final year. In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation on this debt to a fixed rate of 2.7%.

(11)     This is the eighth re-opening. Total issue size is now $4,500 million.

(12)     Bonds  are  extendible  at the  option of the  Province  on the  initial  maturity  date of July 2, 2006 and on each  extended maturity  date  thereafter  to the final  maturity date of July 2, 2010.  Interest is payable  semi-annually  at a rate of 4.35% in years 1-2,  4.6% in year 3, 5.0% in year 4, 5.25% in year 5, 5.75% in the final  year.  In  addition,  the  Province  entered  into interest rate agreements that  effectively  converted the interest rate obligation on this debt to floating three month Canadian BA rate.

(13)     Bonds are  extendible  at the option of the  Province  on the  initial  maturity  date of July 07,  2006 and on each  extended maturity date thereafter to the final maturity date of July 7, 2009.  Interest is payable  semi-annually at a rate of 4.2% in years
    1-2, 4.55% in year 3, 5.0% in year 4, and 5.5% in the final year. In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation on this debt to a floating three month Canadian BA rate.

(14)     During the year; this series was re-opened four times bringing the total issue size to $4,734.7 million.

(15)     The Province  entered into currency rate agreements  that  effectively  converted  these U.S.  dollar  obligations to Canadian dollar  obligations at an exchange rate of $1.32. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation on this debt to floating three month Canadian BA rate minus 0.03%.

(16)     The bonds are  extendible  at the option of the bond holders on the initial  maturity  date of September 8, 2013, to the final maturity  date of March 8, 2033.  Interest is payable  semi-annually  at 4.625%  during the initial  maturity  date and at 5.85% if extended.  In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation on this debt to a floating three month Canadian BA rate.

(17)     The Province entered into interest rate agreements that  effectively  converted the interest rate obligation on this debt to a floating three month Canadian BA Rate. In addition,  the Province entered into currency rate agreements that effectively  converted these U.K. Pound  obligations to U.S. dollar  obligations at an exchange rate of US$1.838 and further  converted the resulting U.S.
    dollar obligation to Canadian dollar obligation at an exchange rate of $1.325.

(18)     Ontario  Savings Bonds Series 2004 were available in various types,  maturities and interest  rates.  This was the tenth issue of provincial savings bonds.

(19)     Bonds are  extendible  at the option of the Province on the initial  maturity  date of September 7, 2006 and on each  maturity date thereafter to the final maturity date of September 7, 2011.  Interest is payable  semi-annually  at 4.1% in year 1-2, 4.25% in year 3, 4.6% in year 4,  4.85% in year 5,  5.0% in year 6 and 6.0% in the final  year.  In  addition,  the  Province  entered  into interest rate  agreements that  effectively  converted the interest rate obligation on this debt to a floating three month Canadian
    BA Rate.

(20)     Bonds are  extendible  at the option of the Province on the initial  maturity  date of September 20, 2006 and on each extended maturity  date of September  20, 2011.  Interest is payable  semi-annually  at 4.15% in year 1-2,  4.25% in year 3, 4.4% in year 4,
    4.6% in year 5, 4.90% in year 6 and 6.0% in the final year. In addition,  the Province  entered into interest rate  agreements that effectively converted the interest rate obligation on this debt to a floating three month Canadian BA Rate.

(21)     The Province entered into interest rate agreements that  effectively  converted the interest rate obligation on this debt to a fixed rate of 3.28%.

(22)     The Province entered into interest rate agreements that  effectively  converted the interest rate obligation on this debt to a fixed rate of 3.31%.

(23)     Bonds are  extendible at the option of the Province on the initial  maturity date of October 1, 2006 and on each maturity date thereafter to the final maturity date of October 1, 2010.  Interest is payable  semi-annually  at 4.0% in year 1-2, 4.1% in year 3,
    4.3% in year 4, 4.9% in year 5, 5.75% in the final year.  In addition,  the Province  entered into interest  rate  agreements  that effectively converted the interest rate obligation on this debt to a floating three month Canadian BA Rate.

(24)     Bonds are  extendible  at the option of the  Province on the initial  maturity  date of October 14, 2006 and on each  maturity date  thereafter to the final  maturity date of October 14, 2009.  Interest is payable  semi-annually  at 4.0% in year 1-2, 4.1% in year 3, 4.4% in year 4, 5.0% in the final year. In addition,  the Province  entered into interest rate agreements that  effectively converted the interest rate obligation on this debt to a floating three month Canadian BA Rate.

(25)     Bonds are  extendible  at the option of the  Province on the initial  maturity  date of October 27, 2006 and on each  maturity date thereafter to the final maturity date of October 27, 2014.  Interest is payable  semi-annually  at 4.45% in year 1-2, 4.55% in year 3,  4.65% in year 4,  4.75% in year 5,  4.85% in year 6, 5% in year 7,  5.25% in year 8,  6.0% in year 9, and 7.0 in the final year. In addition,  the Province entered into interest rate agreements that  effectively  converted the interest rate obligation on this debt to a floating three month Canadian BA Rate.

(26)     Bonds are  extendible  at the option of the  Province on the initial  maturity  date of October 27, 2006 and on each  maturity date  thereafter to the final  maturity date of October 27, 2011.  Interest is payable  semi-annually  at 4.0% in year 1-2, 4.2% in year 3, 4.5% in year 4, 4.9% in year 5,  5.35% in year 6, and 5.8% in the final  year.  In  addition,  the  Province  entered  into interest rate  agreements that  effectively  converted the interest rate obligation on this debt to a floating three month Canadian
    BA Rate.

(27)     Bonds are  extendible  at the option of the  Province on the initial  maturity  date of October 29, 2006 and on each  maturity date  thereafter to the final  maturity  date of October 29, 2014.  Interest is payable  semi-annually  at 4.2% in year 1, 4.25% in year 2,  4.35% in year 3, 4.5% in year 4,  4.65% in year 5,  4.85% in year 6, 5.25% in year 7, 5.50% in year 8, 6.0% in year 9, and
    7.0 in the final year. In addition,  the Province  entered into interest rate  agreements that  effectively  converted the interest rate obligation on this debt to a floating three month Canadian BA Rate.

(28)     This is the second re-opening during the year; issue size is now $650 million.

(29)     This is the third re-opening during the year; issue size is now $2,000 million.

(30)     The Province entered into currency exchange  agreements that effectively  converted these U.S. dollar  obligations to Canadian dollar  obligations  at an exchange  rate of 1.2606.  In  addition,  the  Province  entered  into  interest  rate  agreements  that effectively converted the interest rate obligation on this debt to a rate of 4.37%.

(31)     The Province entered into currency exchange  agreements that effectively  converted these U.S. dollar  obligations to Canadian dollar  obligations  at an exchange  rate of 1.2060.  In  addition,  the  Province  entered  into  interest  rate  agreements  that effectively converted the interest rate obligation on this debt to a fixed rate of 4.59%.

(32)     Bonds are callable at the option of the Province at par on November  16, 2005.  Interest is payable  annually at 3.72% in year
    1, 3.87% in year 2, 4.02% in year 3 and 4.17% in the final year. In addition,  the Province  entered into interest rate  agreements that effectively converted the interest rate obligation to a floating three month LIBOR Rate minus 0.24%.

                          DEBT ISSUED BY THE PROVINCE FOR ONTARIO ELECTRICITY FINANCIAL CORPORATION ("OEFC")

                                                                                                Principal
                      Date of Issue    Date of Maturity    Interest Rate %    Funds           (in millions)References
                     01-Apr-2004         01-Oct-2008       *3 CBA+0.03        Canadian $          275         (3)
                     06-Apr-2004         01-Oct-2008       3 CBA+0.03         Canadian $          125        (3)(5)
                     29-Apr-2004         02-Jun-2006       3 CBA+0.15         Canadian $          111        (3)(8)
                     30-Apr-2004         19-May-2009       4.000              Canadian $           30        (1)(6)
                     04-May-2004         19-May-2009       Step-up            Canadian $           25         (7)
                     08-Jul-2004         08-Jul-2014       3 CBA+0.07         Canadian $          500         (3)
                     27-Sep-2004         27-Sep-2006       3 CBA-0.01         Canadian $          100         (4)
                     5-Oct-2004           1-Oct-2009       3 CBA+0.03         Canadian $          250         (3)
                     8-Oct-2004           8-Mar-2014       5.000              Canadian $          500         (1)
                     2-Sep-2004           2-Sep-2009       5.750              Australian $        150         (2)
                     15-Sep-2004         15-Sep-2006       3 Libor-0.015          U.S. $           70         (3)
                     29-Nov-2004          8-Sep-2023       8.100              Canadian $           50         (1)
                     29-Nov-2004          2-Jun-2027       7.600              Canadian $           75         (1)
__________
*   3 CBA is 3-month Canadian Bankers' Acceptances Rate.

1. Interest paid semi-annually.

2. Interest paid annually.

3. Interest paid quarterly.

4. Interest paid monthly.

5. This is the twentieth re-opening. Total issue size is now $2,196 million, including debt issued for Province $1,460 million.

6. Bonds are  callable in full but not in part at the option of the Province on May 19, 2006 or bonds are  exchangeable  in whole or in part at the option of the bond holders on May 26, 2006.

7. Bonds are  callable in full but not in part at the option of the Province on May 19, 2006 or bonds are  exchangeable  in whole or in part at the option of the bond  holders on May 26,  2006.  Interest  is payable  semi-annually  at a rate of 3.5% until the  initial maturity date and if not called at 4.0% until the final maturity date of May 19, 2009.

8. Maximum reset interest rate on this debt is 4%.

Ontario Electricity Industry

    OEFC is the continued Ontario Hydro corporation,  a Crown agency,  responsible for the management of the debt and other liabilities of the former Ontario Hydro that were not  transferred  to successor  companies as part of the  restructuring  of Ontario Hydro in 1999 and includes the administration of certain power purchase  agreements with non-utility  generators.  The 2004 Ontario Budget includes a
$3.9 billion one-time revenue gain related to the projected  elimination of liability for these agreements.  As at March 31, 2004, OEFC had total debt of $27.555 billion (2003,  $26.830 billion).  $16.4 billion of OEFC's debt as at March 31, 2004 (2003, $13.6 billion) is held by the Province and included in total debt and other liabilities.

    Ontario Hydro's successor  companies include Ontario Power Generation Inc.,  ("OPG"),  a generation  business,  and Hydro One Inc.,
("Hydro One"), a transmission and distribution  business,  both of which are wholly-owned by the Province. In addition, the Independent
Electricity  Market Operator ("IMO") is the electricity  system and market operator and the Electrical  Safety Authority is responsible for electricity safety  inspection.  Pursuant to various transfer orders ("Transfer  Orders"),  assets of the former Ontario Hydro were transferred  to OPG,  Hydro One and the IMO in  exchange  for debt.  The  Province  assumed a portion of OPG's and Hydro  One's debt in exchange for equity, in order to provide them with commercially  acceptable capital  structures.  As of March 31, 2004, OEFC held notes receivable in the amount of $3.2 billion from OPG, $78 million from the IMO and $8.9 billion from the Province.

    The Electricity Act, 1998  ("Electricity  Act") defines "stranded debt" as the amount of OEFC's debt and other liabilities that, in the opinion of the Minister of Finance,  cannot  reasonably be serviced and retired in a competitive  electricity  market.  On April 1,
1999,  the Ministry of Finance  estimated  the stranded debt at  approximately  $20.9  billion.  OEFC's  unfunded  liability is the net deficiency  of OEFC's  assets over its  liabilities.  Unfunded  liability  represents  the stranded  debt  adjusted for $1.5 billion of additional  assets  transferred to OEFC on April 1, 1999, at which time the unfunded  liability was $19.433  billion.  OEFC's  unfunded liability at March 31, 2004 is $20.550 billion.

    As part of the  restructuring  of the electricity  sector,  a long term plan was put in place which provides for certain  dedicated revenue  streams for servicing and repayment of OEFC's debt and other  liabilities.  These revenue  streams are  established  under the
Electricity Act and include  payments-in-lieu  of property taxes and federal and provincial  corporate income and capital taxes paid by
OPG, Hydro One and the municipal electric utilities.

    The Province receives  dividend  payments on its investments in OPG and Hydro One. Pursuant to the government's  commitment to keep electricity  income in the  electricity  sector,  the  combined  net income of OPG and Hydro One in excess of the  Province's  interest expenditure on its investment in the companies is allocated to OEFC for purposes of debt retirement.

    Residual  stranded debt is the portion of OEFC's stranded debt that cannot be serviced by the foregoing  dedicated revenue streams.
The residual  stranded debt was estimated at $7.8 billion on April 1, 1999. The Electricity  Act provides for a debt retirement  charge of 0.7 cents per  kilowatt  hour to be levied on Ontario  electricity  users.  This  charge,  collected  by the IMO,  distributors  and retailers, is payable to OEFC until residual stranded debt is retired.

    The  Electricity  Act and the  Ontario  Energy  Board  Act,  1998 ("OEB  Act") sets out the  legislative  framework  for  Ontario's competitive  electricity market and restructuring of Ontario Hydro. Open, non-  discriminatory  access to transmission and distribution systems commenced May 1, 2002.  Effective  December 1, 2002,  amendments to the OEB Act fixed the commodity price payable by low volume and designated  consumers at 4.3 cents per kilowatt hour, and required the payment of rebates to such consumers to effectively  fix the commodity  price they paid for  electricity  at this price  retroactive  to May 1, 2002.  OEFC  became  responsible  for  covering  any shortfall between that price and the market price,  through the Electricity  Consumer Price Protection Fund.  Further amendments to the
OEB Act provide that  commencing  on April 1, 2004 and ending no later than April 30, 2005 the  commodity  price  payable by low volume and designated  consumers is prescribed by regulation.  The prescribed  price is 4.7 cents per kilowatt hour for the first 750 kilowatt hours of  electricity  consumption  each  month,  and 5.5  cents per  kilowatt  hour for all  additional  consumption.  For the  period commencing no later than April 30, 2005, the commodity  price payable by low volume and designated  consumers will be determined by the
OEB in accordance with regulations.

    The Electricity  Restructuring  Act, 2004 received Royal Assent on December 9, 2004. The Act enables the government to make reforms to Ontario's  electricity  sector  including a new Ontario Power Authority with the mandate to ensure an adequate,  long-term supply of electricity,  targets  for  conservation,  use of  renewable  energy and  overall  supply mix to be set by the  Ministry  of Energy,  a combination  of a regulated and a competitive  electricity  generation  sector,  a standard rate plan for homeowners and small business and choice for industrial and commercial consumers.

    During fiscal year 2001-02,  the Province,  OPG and certain  subsidiaries  of OPG entered into the Ontario  Nuclear Funds Agreement
("ONFA") to establish,  fund and manage segregated funds to ensure that sufficient funds are available to pay for costs of managing and disposing of nuclear waste and  decommissioning  nuclear generating  stations.  ONFA became effective on July 24, 2003. Under ONFA, OPG is required to make  quarterly  payments to the funds that,  together with income earned and a contribution  made by OEFC,  would cover all currently  estimated  costs. The Province is liable to make payments should the cost estimate for nuclear used fuel management rise above  specified  thresholds,  for a fixed  volume  of  used  fuel.  The  Province  is also  obligated  under  ONFA to make  additional contributions  to the used fuel fund if that fund earns less than 3.25% over the Ontario  consumer price index.  If the earnings on the assets in the fund exceed the specified rate, the Province is entitled to the excess.

    Effective July 31, 2003, two agreements  came into effect to satisfy the Canadian  Nuclear  Safety  Commission  ("CNSC")  licensing requirements for financial  guarantees in respect of OPG's nuclear  decommissioning  and waste management  obligations.  One agreement, between the  Province,  OPG and the CNSC,  gives the CNSC access to the  segregated  funds  established  under ONFA.  The Province also provided a direct provincial  guarantee to the CNSC of the cost of OPG's nuclear  decommissioning  and waste management in an amount up to $1.51 billion which relates to the portion of the costs not funded by the  segregated  funds.  OPG pays the Province a guarantee fee of 0.5% of the amount guaranteed by the Province on an annual basis.

    Subject to deductibles of $20 million and $10 million  respectively,  OEFC has agreed to indemnify OPG and Hydro One in respect of:
(i) the failure of the Transfer Orders to transfer any asset,  right or thing, or any interest therein related to their business;  (ii)
any adverse claims or interests,  including those of the Crown,  subject to certain  exclusions,  or any deficiency or lack of title in respect  of any  asset,  right or thing or any  interest  therein,  which was  intended  to be  transferred;  and  (iii) the  creation, treatment,  payment to or from or other dealing with any equity account of Ontario Hydro,  including with respect to certain litigation relating thereto. The Province has guaranteed the obligations of OEFC under the indemnity.

Non-Publicly Held Debt

    Non-publicly  held debt is debt issued to certain  public sector pension plans or the Federal  Government  and its agencies.  As of
March 31,  2004,  approximately  15.5% of total  liabilities  were in the form of  non-publicly  held debt.  Non-publicly  held debt is composed almost  exclusively of debt to pension plans, the two largest  components being Ontario  Teachers'  Pension Fund debt (5.6% of total liabilities) and CPP debt (6.0% of total liabilities).

Accounts Payable and Accrued Liabilities

    Accounts payable and accrued liabilities  comprise transfer payments,  interest on publicly held debt, salaries,  wages,  benefits, materials, supplies, and deferred revenue.

Retirement Benefits

                                                                                                                   As at March 31,
Retirement Benefits Liability (Asset)                                                                             2004          2003
                                                                                                                   (in millions)
Obligation for retirement benefits.......................................................................    $    54,633   $    52,072
Less: plan fund assets...................................................................................        (57,858)      (55,907)
Unamortized actuarial gains/(losses).....................................................................          2,518         3,646
Adjustments(1)...........................................................................................          1,363         1,326
Total....................................................................................................    $       656   $     1,137
__________
(1) Adjustments  consist of: i)  differences  for  amounts  reported by the pension  plans at December  31,  instead of the  Province's year-end of March 31; ii) unamortized  difference between employer and employee  contributions for jointly sponsored pension plans;
    iii) unamortized  employee  contribution  reductions for solely sponsored  plans; iv) unamortized  initial unfunded  liabilities of jointly sponsored plans; and v) amounts payable by the Province that are reflected as contributions in the pension plan assets.

Pensions

    The Province is  responsible  for sponsoring  several  pension  plans.  It is the sole sponsor of the Public  Service  Pension Plan
("PSPP") and joint sponsor of the Ontario Public Service  Employees' Union ("OPSEU")  Pension Plan, and the Ontario  Teachers'  Pension
Plan ("OTPP").

    These three plans are defined benefit plans that provide Ontario government  employees and elementary and secondary school teachers and  administrators  with a guaranteed amount of retirement  income.  Benefits are based primarily on the best five-year average salary of members  and their  length of  service,  and are  indexed  to changes in the  Consumer  Price  Index to provide  protection  against inflation.  Plan  members  normally  contribute  between 7 and 9 per cent of their salary to these plans.  The Province  matches  these contributions.

    Funding of these plans is based on statutory  actuarial  funding  valuations  undertaken  at least every three years.  The Province contributed  $683 million to the OTPP in 2003-04  (2002-03,  $676  million),  $108  million to the PSPP  (2002-03 $75 million) and $118 million to the OPSEU Pension Plan (2002-03,  $119 million).  During calendar year 2003, the OTPP paid benefits,  including transfers to other plans of $3.2 billion  (2002,  $3.1  billion),  the PSPP paid $770 million  (2002,  $763 million) and the OPSEU Pension Plan paid
$476  million  (2002,  $517  million).  Under  agreements  between the  Province  and OPSEU,  and between the  Province and the Ontario
Teachers' Federation ("OTF"), gains and losses arising from statutory actuarial funding valuations are shared by the co-sponsors.

    The  government's  best estimate of the future annual  inflation rate used in the pension  calculations is 2.5 per cent, the salary escalation  rate is 3.5 per cent,  and the  discount  rate and the  expected  rate on return of pension  plan assets are 7 per cent for
OTPP, 6.5 per cent for PSPP and 6.75 per cent for OPSEU Pension Plan.  Actuarial  gains or losses are amortized over periods of 9 to 13 years.

    The Province is also responsible for sponsoring the Ontario Teachers'  Retirement  Compensation  Arrangement and the Public Service
and OPSEU  Supplementary  Benefits Plans.  Expenses and liabilities of these plans are included in the Retirement  Benefits expense and
Retirement Benefits liability reported in the financial statements.

Other Retirement Benefits

    The Province  provides dental,  basic life insurance,  supplementary  health and hospital  benefits to retired  employees through a self-insured,  unfunded  defined  benefit plan.  The Province  paid $97 million for benefits  under the plan in 2003-04  (2002-03,  $97 million).

    The discount rate used in the other retirement benefits calculation for 2003-04 is 5.6 per cent, (2002-03, 6 per cent).

Other Liabilities

    Other  Liabilities  include  deferred  revenues,  pension and benefit funds related to the  Provincial  Judges Pension Fund and the
Deputy Ministers' Supplementary Benefit Account,  externally restricted funds and other miscellaneous  liabilities.  At March 31, 2003,
Other  Liabilities  included the Province of Ontario Savings Office ("POSO")  liabilities  assumed by the purchaser of POSO on April 1,
2003.

Claims Against the Crown

    Of the claims  outstanding  against the Crown in Right of Ontario as at March 31, 2004, 74 were for amounts over $50 million each--
See "Volume 1,  2003-2004  Public  Accounts of Ontario,  Section 3" (80 including  claims over $50 million  against  Crown  agencies as reported in the  Consolidated  Financial  Statements  contained in the 2003-2004  Public Accounts of Ontario).  These claims arise from legal action,  either in progress or  threatened,  in respect of  aboriginal  land claims,  breach of contract,  damages to persons and property  and like items.  As of December 3, 2004 there were 81 claims  outstanding  against the Crown in Right of Ontario,  which were for amounts over $50 million each.  The cost to the  Province,  if any,  cannot be  determined  because the outcome of these actions is uncertain.

                                                                 DEBT
                                               SELECTED CHARACTERISTICS BY TYPE OF ISSUE

                                                         As at March 31, 2004

                                                                                              Average
                                                                                 Average    Annual Cost   Average Annual
                                                                As a Percentage  Term to      to the      Rate of Growth
                                                                   of Total     Maturity     Province        2001-2004
                                                                      (%)        (Years)        (%)             (%)
          Debt
          Publicly Held Debt
            Debentures & Bonds(1)..........................           69.9          9.1         5.7              4.5
            Treasury Bills.................................            2.0          0.2         2.4            (12.2)
          Non-Publicly Held Debt
            Canada Pension Plan............................            6.0          7.7         9.5             (6.0)
            Ontario Teacher's Pension Fund.................            5.6          4.0        11.8             (6.2)
            Ontario Public Service Employees' Union
             Pension Plan ("OPSEU")........................            0.9          6.7        12.0             (3.6)
            Public Service Pension Fund....................            1.8          6.7        12.0             (3.6)
            Canada Mortgage and Housing Corporation........            0.6         15.8         7.1             (3.1)
            Ontario Municipal Employees' Retirement Fund...            0.1          2.8         9.8            (36.2)
            Other..........................................            0.6         26.9         5.6             79.6
                                                                      87.4          8.6         6.5
          Other Liabilities................................           12.6          N/A          --             (6.7)
          Total............................................          100.0          N/A         N/A              0.5
__________
(1) All balances are expressed in Canadian  dollars.  The balances above reflect the effect of related  derivatives  contracts  entered into by the  Province.  See "4.  Public  Debt-- (5)  Financial  Tables-- I.  Summary  of Net Debt and  Accumulated  Deficit -- Risk
    Management and Derivative Financial Instruments".

Debt Record

    The Province has never  defaulted on the payment of principal or interest on any of its  obligations.  Payments have been made when due, subject during wartime to any applicable laws and regulations forbidding such payments.

Debt Maturity and Interest Charges

    As at March 31, 2004,  approximately  54.2% of the total debt issued for  provincial  purposes  and OEFC  Program was  scheduled to mature within the next five years and 75.2% within the next 10 years.  Interest  charges on total debt were $9,604  million for 2003-04 and are estimated to be $10,114 million for fiscal 2004-05 on an accrual and consolidation basis of accounting.

                                                        DEBT MATURITY SCHEDULE

                                                         As at March 31, 2004

                                                            Total Debt(1)
                                                                  Non-Publicly
                                                     Publicly Held     Held
                           Year Ending March 31,         Debt          Debt          Total     % Of Total
                                                                  (in millions)
                         2005...................     $    18,351    $    2,258   $    20,609       13.9
                         2006...................          16,866         2,615        19,481       13.1
                         2007...................          10,115         2,043        12,158        8.2
                         2008...................           6,452         2,816         9,268        6.2
                         2009...................          16,436         2,545        18,981       12.7
                         2005-2009..............          68,220        12,277        80,497       54.1
                         2010-14................          21,220         9,758        30,978       21.1
                         2015-19................             871           847         1,718        1.2
                         2020-24................           7,199         3,032        10,231        6.9
                         2025-29................          14,153           215        14,368        9.7
                         2030-55................          10,329           236        10,565        7.0
                                                     $   121,992    $   26,365   $   148,357      100.0
__________
(1) All balances are expressed in Canadian  dollars.  The balances above reflect the effect of related  derivatives  contracts  entered into by the  Province.  See "4.  Public  Debt-- (5)  Financial  Tables-- I.  Summary  of Net Debt and  Accumulated  Deficit -- Risk
    Management and Derivative Financial Instruments".

(3) Consolidated Debt of the Ontario Public Sector

Overview

    While  centralized  financing is prominent in Ontario,  not all funding of the public sector is shown on the  Province's  financial statements.  Since the responsibilities  assigned to the Canadian provinces by the Constitution are uniform (although not all provinces have chosen to assume the same set of responsibilities),  interprovincial  comparisons are more clearly facilitated by the presentation of the  consolidated  debt.  This  method  of  presenting  public  sector  debt is not  affected  by the  degree of  centralization  or decentralization  of Provincial  public sector  financing.  Included in the total is the debt of  municipalities  with separate revenue sources, and all of the sector's revenue sources under provincial jurisdiction.

                                            CONSOLIDATED DEBT OF THE ONTARIO PUBLIC SECTOR

                                                                                                           As at March 31,
                                                                                                                2004         % Of Total
                                                                                                           (in millions)
Net Debt(1)...........................................................................................      $   138,557          90.7
Obligations Guaranteed(2).............................................................................            3,400           2.2
Other Public Sector Debt(3)...........................................................................           10,828           7.1
Total Consolidated Debt of the Ontario Public Sector..................................................      $   152,785        100.00

__________
Source: Ontario Ministry of Finance.

(1) Net debt represents the difference  between  liabilities and financial assets. Net debt does not take into account tangible capital assets of $14,369  million as at March 31, 2004 as these  assets are used to provide  services  and are not  available to discharge liabilities.

(2) A provision  of $397  million as at March 31, 2004  (2003,  $391  million)  based on an  estimate of the likely loss  arising  from guarantees under the Ontario Student Support Program has been reflected in the accrued liabilities for transfer payments.

(3) Other Public Sector Debt comprises local government debt of $5,521 million and schools',  colleges',  universities'  and hospitals'
    debt of $5,307 million.

(4) Selected Debt Statistics

    The following  table  examines the  Consolidated  Debt of the Ontario  Public  Sector in absolute  terms and in relation to certain provincial economic indicators.

                                            CONSOLIDATED DEBT OF THE ONTARIO PUBLIC SECTOR

                                                                                                                            Average
                                                                                                                            Annual
                                                                                                                            Rate of
                                                                                                                            Growth
                                                                                      As at March 31,
                                                                                                                           2001-2004
                                                                    2000       2001        2002       2003       2004%
                                                                               (in millions unless otherwise indicated)
Consolidated Debt................................................$ 143,777  $  142,546  $ 142,121  $ 146,451  $  152,785       0.2
Consolidated Debt per Capita.....................................   12,472      12,186     11,948     12,135      12,485      (1.7)
Consolidated Debt/Personal Income (%)............................      44.6        41.1       39.5        39.5      40.1      (4.6)
Consolidated Debt/GDP (%)........................................      35.1        32.9       32.0        31.4      31.0      (5.4)
__________
Sources: Ontario Ministry of Finance.

                                                          THE CANADIAN DOLLAR

    Recent high and low exchange rates for the Canadian dollar in terms of United States cents are as follows:

                                                                                                                                 Jan 1 -
                                                                                                                                 Nov 30
                                                                                               1999   2000   2001  2002   2003    2004
High......................................................................................    69.16  69.02  66.95 66.18  77.38   84.93
Low.......................................................................................    64.62  64.84  62.42 61.99  63.31   71.59
__________
Source: Bank of Canada.

(5) Financial Tables

I.  Summary of Net Debt and Accumulated Deficit

                                                                             As at March 31,
                                                          2000         2001        2002        2003        2004
                                                                              (in millions)
                 Non-Publicly Held Debt
                   Minister of Finance of Canada:
                   Canada Pension Plan..............   $   13,117   $   12,709  $   11,944  $   10,746  $   10,233
                   Ontario Teachers' Pension Fund...       12,252       11,535      11,043      10,387       9,487
                   Canada Mortgage and Housing
                    Corporation.....................        1,181        1,147       1,116       1,078       1,047
                  Public Service Pension Fund.......        3,535        3,446       3,331       3,200       3,052
                   Ontario Public Service
                    Employees' Union ("OPSEU")
                    Pension Fund....................        1,679        1,637       1,582       1,520       1,450
                   Other............................          716          657         581         356       1,096
                                                       $   32,480   $   31,131  $   29,597  $   27,287  $   26,365
                 Publicly Held Debt
                   Debentures and Bonds(1)..........   $   97,694   $   99,008  $   99,990  $  102,958  $  116,732
                  Treasury Bills....................        5,663        4,814       5,108       6,274       3,359
                   U.S. Commercial Paper(1).........        1,133          959       1,566       1,515       1,156
                   Deposits with the Province of
                    Ontario Savings Office
                    ("POSO")(2).....................        2,812        2,482       2,438          --          --
                   Other............................          458          447         447         438         745
                                                       $  107,760   $  107,710  $  109,549  $  111,185  $  121,992
                 Total Debt.........................   $  140,240   $  138,841  $  139,146  $  138,472  $  148,357
                 Other Net (Assets)/Liabilities(3)..       (5,842)      (6,345)     (7,025)     (5,825)     (9,800)
                 Net Debt...........................   $  134,398   $  132,496  $  132,121  $  132,647  $  138,557
                 Less: Tangible Capital Assets(4)...           --           --          --     (13,942)    (14,369)
                 Accumulated Deficit................   $  134,398   $  132,496  $  132,121  $  118,705  $  124,188
__________

Source: Ontario Ministry of Finance

(1) All balances are expressed in Canadian  dollars.  The balances  above reflect the effect of related  derivative  contracts  entered into by the  Province.  See "4.  Public  Debt-- (5)  Financial  Tables-- I.  Summary  of Net Debt and  Accumulated  Deficit -- Risk
    Management and Derivative Financial Instruments".

(2) The Province of Ontario Savings Office was sold for $48.5 million on March 31, 2003.

(3) Other Net  (Assets)/Liabilities  include Accounts Receivable,  Loan Receivable  (including municipal loans by OSIFA),  Advances and
    Investments in Government business  enterprises,  Accounts Payable,  Accrued Liabilities,  and the elimination of the liability for
    Power Purchase Agreements with non-utility generators.

(4) Starting with fiscal year 2002-03,  Tangible  Capital Asset are  capitalized  and amortized over their  estimated  useful lives. In
    2001-02 and prior years, the costs of Tangible Capital Assets were recognized as expenditures.

Risk Management and Derivative Financial Instruments

    The Province employs various risk management  strategies and operates within strict risk exposure limits to ensure exposure to risk is managed in a prudent and cost  effective  manner.  A variety of  strategies  are used,  including  the use of  derivative  financial instruments ("derivatives").

    Derivatives are financial contracts,  the value of which is derived from underlying  instruments.  The Province uses derivatives to hedge and to minimize  interest  costs.  Hedges are created  primarily  through  swaps,  which are legal  arrangements  under which the
Province agrees with another party to exchange cash flows based upon one or more notional amounts using stipulated  reference  interest rates for a specified period.  Swaps allow the Province to offset its existing  obligations and thereby  effectively  convert them into obligations with more desirable  characteristics.  Other  derivative  instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures, options, caps and floors.

    Foreign  exchange or currency risk is the risk that foreign  currency debt  principal  and interest  payments and foreign  currency transactions  will vary in Canadian dollar terms due to  fluctuations in foreign  exchange rates. To manage currency risk, the Province uses derivative  contracts  including foreign exchange forward contracts,  futures,  options and swaps to convert foreign currency cash flows into Canadian  dollar  denominated  cash flows.  Most of the derivative  contracts  hedge the underlying debt by matching all the critical terms to achieve  effectiveness.  In the instances where the term of foreign  exchange  forward  contracts used for hedging is shorter than the term of the underlying  debt, the  effectiveness  is maintained by continuously  rolling the foreign  exchange forward contract over the remaining term of the underlying debt, or until replaced with a long term derivative contract.

    The current policy allows unhedged  foreign currency debt principal  payments and foreign currency  transactions to reach a maximum of 5 per cent of Debt Issued for  Provincial  Purposes and OEFC debt. At March 31, 2004, the  respective  unhedged  levels were 1.2 and
0.1 per cent (2003,  1.5 and 6.3 per cent). For every one-cent  increase in the Canadian dollar versus the U.S. dollar,  there would be an increase in debt amount of $6 million and an  increase  in  Interest  on Debt of $2 million.  For every one  Japanese  yen  decrease versus the  Canadian  dollar,  there  would be an  increase  in debt  amount of $11 million and an increase in Interest on Debt of $2.5 million. Total foreign exchange gains recognized in the Statement of Operations for 2003-04 were $42 million (2002-03, $20 million).

    Debt servicing  costs may also vary as a result of changes in interest  rates.  In respect of Debt Issued for Provincial  Purposes, the risk is measured as interest rate  resetting  risk which is the sum of floating rate exposure,  net of liquid  reserves,  and fixed rate debt maturing  within the next 12-month  period as a percentage of Debt Issued for Provincial  Purposes.  In respect of OEFC debt, the risk is the floating rate exposure as a percentage of OEFC debt.  Depending on market  conditions,  the Province creates or reduces its  exposure  to  interest  rate  changes by issuing or  retiring  short term debt,  or by  entering  into or closing  out  derivative positions.  The current policy limits interest rate resetting risk for Debt Issued for Provincial  Purposes to a maximum of 25 per cent and floating rate risk for OEFC debt to a maximum of 20 per cent. As at March 31, 2004,  interest rate  resetting  risk for Debt Issued for  Provincial  Purposes was 11.4 per cent (2003,  9.3 per cent) while  floating rate risk for OEFC debt was 8.0 per cent (2003,  13.5 per cent).  A one  percent  (100 basis  points)  increase in  interest  rates  would  result in an increase in Interest on Debt of $150 million (2003, $124 million).

    Liquidity  risk is the risk that the Province  will not be able to meet its current  short-term  financial  obligations.  To reduce liquidity risk, the Province maintains liquid reserves,  that is, cash and temporary investments,  at levels that will meet future cash requirements  and will give the Province  flexibility  in the timing of issuing debt.  In addition,  the Province has  short-term  note programs as alternative sources of liquidity.

    The table below presents a maturity schedule of the Province's  derivatives,  by type,  outstanding at March 31, 2004, based on the notional amounts of the contracts.  Notional amounts  represent the volume of outstanding  derivative  contracts and are not indicative of credit risk, market risk or actual cash flows.

                                                  DERIVATIVE PORTFOLIO NOTIONAL VALUE

                                                            As at March 31,

                                                                                                    6-10     Over 10  2004      2003
Maturity in Fiscal Year                                2005     2006      2007    2008     2009     Years     Years   Total     Total
                                                                                       (in millions)
Swaps:
 Interest Rate....................................   $  5,490 $ 13,584  $ 5,373 $ 6,862  $  9,855 $ 10,711  $ 3,138 $ 55,013  $ 49,043
 Cross Currency...................................      6,437    8,256    3,165   2,934     3,790    6,040       --   30,622    28,699
Forward Foreign Exchange Contracts................      2,755       --       --      --        --       --       --    2,755     2,081
Futures...........................................         62       --       --      --        --       --       --       62       100
Options...........................................         90       --       --      --        --       --       --       90        --
Caps and Floors...................................         50      225      205      --        --       --       --      480        50
TOTAL.............................................   $ 14,884 $ 22,065  $ 8,743 $ 9,796  $ 13,645 $ 16,751  $ 3,138 $ 89,022  $ 79,973

    The use of  derivatives  introduces  credit  risk,  which  is the  risk of a  counterparty  defaulting  on  contractual  derivative obligations  in which the Province has an unrealized  gain.  The table below  presents the credit risk  associated  with the derivative financial instrument portfolio, measured through the replacement value of derivative contracts, at March 31, 2004.

                                                         CREDIT RISK EXPOSURE

                                                            As at March 31,

                                                                                                                     2004        2003
                                                                                                                     (in millions)
Gross Credit Risk Exposure(1)..............................................................................     $    2,625  $    2,665
Less: Netting(2)...........................................................................................         (2,264)     (1,976)
Net Credit Risk Exposure...................................................................................     $      361  $      689
__________

Note:

(1) Gross credit risk exposure is the gross credit exposure to  counterparties  with net positive  exposures (that is, the Province has an unrealized gain).

(2) "Netting" is the gross negative credit exposure to  counterparties  with net positive credit exposures covered by master agreements providing for close out netting when contracts do not have co-terminus settlement dates.

    The Province  manages its credit risk  exposure from  derivatives  by, among other  things,  dealing only with high credit  quality counterparties  and regularly  monitoring  compliance to credit limits.  In addition,  the Province enters into contractual  agreements
("master  agreements") that provide for termination netting and if applicable payment netting with virtually all of its counterparties.
Gross credit risk exposure  represents  the loss that the Province would incur if every  counterparty  to which the Province had credit risk exposure were to default at the same time,  and the  contracted  netting  provisions  were not exercised or could not be enforced.
Net credit risk exposure is the loss including the mitigating impact of these netting provisions.

                                                                   54

                                                 PUBLIC ACCOUNTS, 2003-2004-- VOLUME 1

                                                      II. OUTSTANDING DEBT ISSUED

                                                         As at March 31, 2004

                       Date of                               Date of                                    Interest
                      Maturity                                Issue                 Series                Rate           Outstanding    Reference
                                                                                                            %                 $
                                                      Debt Issued for Provincial Purposes

                                                     PAYABLE IN CANADA IN CANADIAN DOLLARS
               NON-PUBLICLY HELD DEBT
         To Ontario Teachers' Pension Fund:
                Year ending March 31
                         2005                               1984-1991                 TI            12.60 to 13.27        821,000,000
                         2006                               1985-1991                 TI            11.07 to 14.40      1,070,000,000
                         2007                               1985-1991                 TI            10.26 to 13.01      1,185,000,000
                         2008                               1983-1991                 TI            10.15 to 15.38      1,945,000,000
                         2009                               1986-1991                 TI            10.98 to 11.50      1,465,000,000
                         2010                               1986-1991                 TI            10.22 to 11.24      1,236,000,000
                         2011                                  1987                   TI            10.11 to 10.32        560,000,000
                         2012                               1988-1991                 TI            10.68 to 11.24        580,000,000
                         2013                               1989-1991                 TI            11.06 to 11.31        625,000,000
                                                                                                                        9,487,000,000
          To Minister of Finance of Canada
        Canada Pension Plan Investment Fund:
                Year ending March 31
                         2005                                  1985                  CPP            12.08 to 14.06      1,133,182,000
                         2006                                  1986                  CPP            10.58 to 12.57      1,213,502,000
                         2007                                  1987                  CPP             9.36 to 10.17        232,269,000
                         2008                                  1988                  CPP                 10.79             42,300,000
                         2012                                  1992                  CPP             9.81 to 10.04        987,249,000
                         2013                                  1993                  CPP             9.17 to 9.45         700,137,000
                         2019                                  1999                  CPP             5.81 to 5.84          45,270,000
                         2020                                  1999                  CPP             5.50 to 6.91         869,889,000
                         2021                                  2000                  CPP             6.33 to 6.67         609,834,000
                         2022                                  2001                  CPP             6.17 to 6.47         330,994,000
                         2024                                  2004                  CPP             5.26 to 5.97         688,007,000
                                                                                                                        6,852,633,000    (5)
          To Public Service Pension Fund:
                Year ending March 31
                         2005                                  1997                  OPB             9.82 to 12.78         80,215,739
                         2006                                  1997                  OPB            11.05 to 13.33        172,212,515
                         2007                                  1997                  OPB            11.16 to 13.33        188,766,466
                         2008                                  1997                  OPB                 15.38            218,362,903
                         2009                                  1997                  OPB                 12.79            264,512,886
                         2010                                  1997                  OPB                 12.88            273,669,452
                         2011                                  1997                  OPB                 13.33            282,994,558
                         2012                                  1997                  OPB                 11.55            336,229,108
                         2013                                  1997                  OPB                 10.38            374,479,804
                         2014                                  1997                  OPB                 11.10            409,677,031
                         2015                                  1997                  OPB                 11.19            450,938,707
                                                                                                                        3,052,059,169   (65)
  To Public Service Employees' Union Pension Fund:
                Year ending March 31
                         2005                                  1997                  OPPT            9.82 to 12.78         38,106,857
                         2006                                  1997                  OPPT           11.05 to 13.33         81,810,350
                         2007                                  1997                  OPPT           11.16 to 13.33         89,674,381
                         2008                                  1997                  OPPT                15.38            103,734,305
                         2009                                  1997                  OPPT                12.79            125,658,067
                         2010                                  1997                  OPPT                12.88            130,007,936
                         2011                                  1997                  OPPT                13.33            134,437,870
                         2012                                  1997                  OPPT                11.55            159,727,189
                         2013                                  1997                  OPPT                10.38            177,898,359
                         2014                                  1997                  OPPT                11.10            194,618,964
                         2015                                  1997                  OPPT                11.19            214,220,513
                                                                                                                        1,449,894,791   (65)
          To Ontario Housing Corporation:
                Year ending March 31
                         2010                                  1994                  OHC            8.264 to 9.215        422,388,939
                         2011                              1994 to 1995              OHC            8.242 to 9.898        694,880,091
                         2012                                  1995                  OHC                 9.655             33,382,267
                         2013                                  1995                  OHC                 9.655              6,561,000
                                                                                                                        1,157,212,297    (2)
    To Canada Mortgage and Housing Corporation:
                Year ending March 31
                       2000-2005                           1971 to 1975              CMHC           5.125 to 8.625            188,773
                       2000-2006                           1973 to 1976              CMHC           5.125 to 10.375           390,082
                       2000-2007                           1974 to 1977              CMHC           5.375 to 10.375         1,579,707
                       2000-2010                           1970 to 1975              CMHC            5.75 to 6.875          1,359,441
                       2000-2011                           1971 to 1976              CMHC            5.375 to 8.25          2,566,637
                       2000-2012                               1972                  CMHC            6.875 to 8.25          3,378,268
                       2000-2013                               1973                  CMHC            7.25 to 8.25             651,617
                       2000-2014                               1974                  CMHC            6.125 to 8.25         10,631,162
                       2000-2015                               1975                  CMHC           7.50 to 10.375          6,764,601
                       2000-2016                               1976                  CMHC           5.375 to 10.75         14,646,429
                       2000-2017                               1977                  CMHC           7.625 to 10.75         11,024,752
                       2000-2018                           1977 to 1978              CMHC           7.625 to 13.00         28,647,205
                       2000-2019                           1977 to 1980              CMHC           7.625 to 15.25         32,834,443
                       2000-2020                           1978 to 1980              CMHC           7.625 to 15.75         52,811,671
                       2000-2021                               1981                  CMHC            9.50 to 15.75         25,550,709
                       2000-2022                               1982                  CMHC            9.75 to 15.75          1,019,672
                                                                                                                          194,045,169    (7)
  To Ontario Municipal Employees Retirement Fund:
                Year ending March 31
                         2007                                  1996                  MER                 9.77             102,675,000
                                                                                                                          102,675,000
     To Ontario Immigrant Investor Corporation:
                Year ending March 31
                         2005                                  2003                OIIC 48            1 CBA-0.07              800,000
                         2005                                  2003                OIIC 01               Zero                 582,825  (123)
                         2006                                  2003               OIIC 02-11             Zero               5,975,084  (123)
                         2007                                  2003               OIIC 12-22             Zero              11,832,566  (123)
                         2008                                  2003               OIIC 23-35             Zero              22,718,384  (123)
                         2009                                  2004               OIIC 37-47             Zero              18,572,789  (123)
                         2010                                  2004               OIIC 49-50             Zero               4,691,456  (123)
                                                                                                                           65,173,104
 To Colleges of Applied Arts & Technology Pension
                       Plan:
                Year ending March 31
                         2007                                  1996                  CAAT                9.77              18,625,000
                                                                                                                           18,625,000
        To Ryerson Retirement Pension Plan:
                Year ending March 31
                         2005                                  1995                  RRPF                13.33              1,229,597
                         2006                                  1995                  RRPF                11.16              1,464,199
                         2007                                  1995                  RRPF                9.64               1,618,485
                                                                                                                            4,312,281
TOTAL NON-PUBLICLY HELD DEBT.......................................................................................    22,383,629,812
                                                     PAYABLE IN CANADA IN CANADIAN DOLLARS
               PUBLICLY HELD DEBT
                   Apr. 5, 2004                          Apr. 3, 2002               DMTN42              Step-up            45,000,000   (63)
                    May 3, 2004                           May 3, 2002               DMTN43              Step-up            30,000,000  (131)
                    May 6, 2004                           May 6, 2002               DMTN45              Step-up            36,000,000   (38)
                   June 2, 2004                          Feb. 3, 2000                 MG                 4.875            200,000,000
                   June 4, 2004                          Oct. 4, 2001               DMTN20            1 CBA+0.05           75,500,000
                   June 4, 2004                          Dec. 4, 2001               DMTN28              Step-up            30,000,000   (72)
                   June 11, 2004                         Oct. 11, 2001              DMTN21            3 CBA+0.05           50,000,000
                   June 18, 2004                         Dec. 18, 2001              DMTN31              Step-up            33,000,000  (111)
                   July 2, 2004                          July 2, 2002               DMTN50            3 CBA-0.02           50,000,000  (129)
                   July 4, 2004                          July 4, 2003               DMTN72              Step-up            25,000,000    (3)
                   July 15, 2004                         July 15, 2002              DMTN49              Step-up            50,000,000   (64)
                   July 21, 2004                         Jan. 21, 2002              DMTN32              Step-up            35,000,000  (112)
                   July 23, 2004                         July 23, 2003              DMTN73              Step-up            25,000,000    (8)
                   July 23, 2004                         July 23, 2002              DMTN51              Step-up            25,000,000   (81)
                   Sep. 10, 2004                         Sep. 10, 2002              DMTN52              Step-up            35,000,000   (89)
                   Sep. 15, 2004                         June 21, 1994                HU                   9            1,450,000,000
                   Sep. 30, 2004                         Sep. 30, 2003              DMTN83              Step-up            25,000,000   (26)
                   Nov. 4, 2004                          Nov. 4, 2002               DMTN55              Step-up            25,000,000    (4)
                   Nov. 15, 2004                         May 15, 2002               DMTN47              Step-up            25,000,000   (48)
                   Nov. 20, 2004                         Nov. 20, 2001              DMTN24              Step-up           100,000,000   (95)
                   Nov. 27, 2004                         Nov. 27, 2002              DMTN56              Step-up            25,000,000   (17)
                   Dec. 2, 2004                          Oct. 28, 1999                MV                Step-up            12,710,000   (34)
                   Dec. 2, 2004                          June 11, 2002              DMTN48               6.40              94,290,000
                   Dec. 5, 2004                          Dec. 5, 2001               DMTN30              Step-up            50,000,000  (110)
                   Dec. 20, 2004                         Dec. 18, 2002              DMTN57              Step-up            25,000,000   (96)
                   Jan. 31, 2005                         Jan. 31, 2003              DMTN58              Step-up            25,000,000   (92)
                   Feb. 18, 2005                         Feb. 18, 2003              DMTN59              Step-up            25,000,000   (85)
                   Mar. 1, 2005                          Mar. 1, 2002               DMTN38             Floating            50,000,000  (115)
                   Mar. 3, 2005                          Mar. 3, 2003               DMTN60              Step-up            25,000,000  (100)
                   Mar. 8, 2005                          Dec. 10, 1999                MZ                 6.25           1,052,875,000
                  Mar. 17, 2005                          Mar. 17, 2003              DMTN63              Step-up            25,000,000  (102)
                   Apr. 17, 2005                         Apr. 17, 2003              DMTN64              Step-up            25,000,000   (11)
                   Apr. 25, 2005                         Apr. 25, 2003              DMTN65              Step-up            25,000,000    (6)
                   May 20, 2005                          May 20, 2003               DMTN66              Step-up            25,000,000   (18)
                   May 26, 2005                          May 26, 2003               DMTN68              Step-up            40,000,000   (22)
                   June 2, 2005                          June 2, 2003               DMTN67              Step-up            25,000,000   (25)
                   June 27, 2005                         June 27, 2003              DMTN71              Step-up            25,000,000   (31)
                   July 18, 2005                         July 18, 2003              DMTN75              Step-up           135,000,000   (42)
                   Aug. 5, 2005                          Aug. 5, 2003               DMTN74              Step-up            45,000,000   (44)
                   Aug. 25, 2005                         Aug. 25, 2003              DMTN77              Step-up            30,000,000   (49)
                   Sep. 5, 2005                          Sep. 4, 2003               DMTN80              Step-up            28,000,000   (32)
                   Sep. 12, 2005                         Sep. 10, 2003              DMTN81              Step-up            25,000,000   (36)
                   Sep. 26, 2005                         Sep. 26, 2003              DMTN84              Step-up            43,000,000   (52)
                   Dec. 1, 2005                          Sep. 13, 1995                JP                 8.25           1,000,000,000
                   Dec. 1, 2005                          Dec. 1, 2003               DMTN88              Step-up            35,000,000   (71)
                   Jan. 16, 2006                         Jan. 16, 2004              DMTN94             3 CBA+0.1          100,000,000   (73)
                   Jan. 20, 2006                         Jan. 20, 2004              DMTN95             3 CBA+0.1           75,000,000   (74)
                   Jan. 26, 2006                         Jan. 26, 2004              DMTN91              Step-up            25,000,000   (75)
                   Jan. 27, 2006                         Jan. 27, 2004              DMTN92              Step-up            28,000,000   (77)
                   Feb. 1, 2006                          Feb. 1, 1999                 MJ                 5.00              90,000,000
                   Feb. 1, 2006                          Feb. 1, 2002               DMTN34            3 CBA+0.03          500,000,000  (105)
                   Feb. 12, 2006                         Feb. 12, 2004              DMTN98              Step-up            25,000,000   (78)
                   Feb. 20, 2006                         Feb. 20, 1996                JZ                 17.25            107,000,000   (40)
                   Mar. 8, 2006                          Oct. 26, 2000                NL                 5.90           1,000,000,000   (97)
                  Mar. 19, 2006                          Mar. 19, 2004             DMTN101              Step-up            30,000,000   (87)
                  Mar. 24, 2006                          Mar. 24, 2004             DMTN104              Step-up            64,000,000   (94)(99)
                  Mar. 26, 2006                          Mar. 26, 2004             DMTN103              Step-up            30,000,000  (101)
                   May 30, 2006                          Oct. 2, 2003               DMTN86               3 CBA             58,000,000   (16)
                   July 24, 2006                         July 24, 1996                KE                 7.75             700,000,000    (1)
                   Dec. 15, 2006                         Dec. 15, 2003              DMTN90            3 CBA+0.12           50,000,000  (103)
                   Jan. 12, 2007                         Jan. 12, 1995                JF                 9.50             132,950,000   (21)
                   Jan. 29, 2007                         Jan. 29, 2004              DMTN97            3 CBA+0.155         155,000,000  (104)
                   Mar. 8, 2007                          Sep. 11, 2001              DMTN16               5.20           1,500,000,000   (97)
                   June 18, 2007                         Jan. 26, 2004              DMTN96               3 CBA            150,000,000  (106)
                   Sep. 12, 2007                         Sep. 12, 1997                LE                 6.125          1,160,000,000   (39)(130)
                   Dec. 10, 2007                         Dec. 10, 1997                LH                 5.875             66,475,000
                   May 30, 2008                          May 30, 2003               DMTN70            3 CBA+0.03        1,025,000,000   (53)
                   June 3, 2008                          June 3, 1999                 MN                 5.75              50,000,000   (46)
                   July 15, 2008                         Feb. 6, 1998                 LM                 5.50              75,000,000
                   Sep. 4, 2008                          Sep. 4, 1998                 LW                 6.30              50,000,000
                   Sep. 12, 2008                         Sep. 12, 2003              DMTN82               4.935             62,000,000  (119)
                   Oct. 1, 2008                          Oct. 1, 2003               DMTN85            3 CBA+0.03        1,760,000,000   (68)(107)
                   Nov. 19, 2008                         Nov. 12, 2003              DMTN87               4.40             500,000,000
                   Dec. 1, 2008                          Sep. 15, 1998                LZ                 5.70           1,550,000,000
                   Dec. 1, 2008                          Mar. 5, 2002               DMTN39             Floating           150,000,000  (116)
                   Mar. 2, 2009                          Mar. 2, 2004              DMTN100            3 CBA+0.025         275,000,000  (108)
                   Mar. 8, 2009                          Mar. 11, 2004             DMTN102              Step-up           174,000,000  (128)
                   Aug. 13, 2009                         Mar. 2, 2004               DMTN99               3.21             150,000,000  (124)
                   Nov. 19, 2009                         Mar. 19, 1999                MU                 6.20             900,000,000
                   Nov. 19, 2010                         Nov. 24, 2000                NK                 6.10           1,620,000,000
                   Dec. 2, 2011                          Feb. 27, 2002              DMTN08               6.10           1,000,000,000   (97)
                   July 7, 2012                           May 8, 2002               DMTN46               Zero              16,202,419   (60)(98)
                   Oct. 15, 2012                         Oct. 15, 2002              DMTN54              Step-up            30,000,000   (86)
                   Dec. 2, 2012                          Dec. 2, 2002               DMTN53               5.375          2,000,000,000
                   June 2, 2013                          Sep. 22, 2003              DMTN69               4.75           1,000,000,000  (127)
                   Mar. 8, 2014                          Jan. 12, 2004              DMTN93               5.00           1,000,000,000  (109)
                   Sep. 1, 2015                          Sep. 1, 2000               DMTN1                6.25              34,000,000   (45)
                   June 2, 2018                          Aug. 28, 2003              DMTN79               5.50             125,000,000  (113)
                   Sep. 4, 2020                          Sep. 4, 1998                 LY                 6.30              50,000,000   (56)
                   July 13, 2022                         July 13, 1992                HC                 9.50           1,590,438,000
                   Sep. 8, 2023                          Sep. 8, 1993                 HP                 8.10             915,570,000   (59)
                   June 2, 2025                          Dec. 20, 1994                JE                 9.50             500,000,000
                   Dec. 2, 2025                          Oct. 5, 1995                 JQ                 8.50           1,000,000,000
                   Feb. 6, 2026                          Feb. 6, 1996                 JY                 8.00              12,500,000
                   June 2, 2026                          Dec. 21, 1995                JU                 8.00           1,000,000,000
                   Dec. 2, 2026                          Feb. 13, 1997                KR                 8.00             386,500,000
                   Dec. 2, 2026                          Jan. 20, 1999                MH                 7.00             124,584,000   (90)
                   Feb. 3, 2027                          Aug. 5, 1997                 KN                 7.50              58,220,000
                   Feb. 3, 2027                          Aug. 5, 1997                 KT                 6.95               8,726,000
                   Feb. 3, 2027                          Aug. 1, 1997                 KY                 7.50              11,549,000
                   Feb. 3, 2027                          Dec. 4, 1998                 LA                 7.50               5,507,000
                   Feb. 4, 2027                          Feb. 4, 1998                 KQ                 7.375                990,000
                   June 2, 2027                          Oct. 17, 1996                KJ                 7.60           4,237,700,000
                   Aug. 25, 2028                         Feb. 25, 1998                LQ                 6.25               2,020,000
                   Mar. 8, 2029                          Jan. 8, 1998                 LK                 6.50           4,677,000,000
                   Jan. 13, 2031                         Sep. 8, 1995                 JN                 9.50             125,000,000
                   June 2, 2031                          Mar. 27, 2000                NF                 6.20           2,500,000,000
                   Mar. 3, 2033                          Feb. 17, 2003              DMTN61               5.85           4,000,000,000   (58)
                   Nov. 3, 2034                          Nov. 3, 1994                 HY                 9.75             280,000,000
          Jan. 10, 1995 to Jan. 10, 2035                 Nov. 30, 1994                HZ                9.4688              2,315,904   (24)
                          "                                    "                      JA                9.4688             15,245,363   (24)(82)
                          "                                    "                      JB                9.4688              8,482,324   (24)
                          "                                    "                      JC                9.4688              4,764,354   (24)
                          "                                    "                      JD                9.4688              3,171,134   (24)
                   Feb. 8, 2035                          Feb. 8, 1995                 JJ                 9.875             73,000,000   (19)
                   June 20, 2036                         June 28, 1996                KC                 8.25             211,000,000
                   June 20, 2038                         Sep. 16, 1996                KG                 8.10             120,000,000
                   July 13, 2038                         July 29, 1998                LS                 5.75              50,000,000
                   Aug. 25, 2038                         Aug. 17, 1998                LT                 6.00             100,000,000
                   July 13, 2039                         Feb. 2, 1999                 MK                 5.65             300,000,000
                   Dec. 2, 2039                          Feb. 25, 2000                NE                 5.70             553,700,000
                   July 13, 2040                         Apr. 18, 2002              DMTN44               6.20              50,000,000
                   Dec. 2, 2041                          Aug. 15, 2001              DMTN10               6.20             290,000,000
                   Mar. 8, 2042                          Dec. 4, 2001               DMTN29               6.00              41,000,000
                   June 2, 2042                          Jan. 18, 2002              DMTN33               6.00             240,000,000  (114)
                   June 2, 2043                          Feb. 24, 2003              DMTN62               5.75              50,000,000
                   Jan. 10, 2045                         May 25, 1995                 JL                 8.435             35,531,177   (41)
                   Mar. 1, 2045                          Mar. 1, 1995                 JK                 9.50             150,000,000   (20)
                                                                                                                       48,662,516,675
                                                            ONTARIO SAVINGS BONDS
                   Mar. 1, 2000                          Mar. 1, 1995               Annual             Variable             1,593,150   (29)
                   Mar. 1, 2000                          Mar. 1, 1995              Compound            Variable             2,815,450   (29)
                   June 21, 2000                         June 21, 1997              Annual               5.25                 246,700   (29)
                   June 21, 2000                         June 21, 1997             Compound              5.25                 134,600   (29)
                   June 21, 2001                         June 21, 1996              Annual              Step-up               604,900   (29)
                   June 21, 2001                         June 21, 1996             Compound             Step-up             1,753,100   (29)
                   June 21, 2001                         June 21, 1996              Annual             Variable               557,700   (29)
                   June 21, 2001                         June 21, 1996             Compound            Variable               180,800   (29)
                   June 21, 2001                         June 21, 1998              Annual               5.25                 227,300   (29)
                   June 21, 2001                         June 21, 1998             Compound              5.25                 309,800   (29)
                   June 21, 2002                         June 21, 1999              Annual               5.50                 747,900   (29)
                   June 21, 2002                         June 21, 1999             Compound              5.50               1,178,600   (29)
                   June 21, 2003                         June 21, 1998             Compound             Step-up             4,569,800   (29)
                   June 21, 2003                         June 21, 1998              Annual              Step-up             2,520,900   (29)
                   June 21, 2003                         June 21, 2000              Annual               6.50               2,665,600   (29)
                   June 21, 2003                         June 21, 2000             Compound              6.50               4,290,800   (29)
                   June 21, 2004                         June 21, 1997              Annual              Step-up           446,610,900   (66)
                   June 21, 2004                         June 21, 1997             Compound             Step-up           353,992,000   (66)
                   June 21, 2004                         June 21, 1997              Annual             Variable             8,248,900   (67)
                   June 21, 2004                         June 21, 1997             Compound            Variable             8,761,600   (67)
                   June 21, 2004                         June 21, 1999             Compound             Step-up           238,415,250   (66)
                   June 21, 2004                         June 21, 1999              Annual              Step-up           238,487,000   (66)
                   June 21, 2004                         June 21, 2001              Annual               5.50             714,281,100   (30)
                   June 21, 2004                         June 21, 2001             Compound              5.50             552,455,600   (30)
                   June 21, 2005                         June 21, 1998              Annual             Variable            53,973,800   (67)
                   June 21, 2005                         June 21, 1998             Compound            Variable            59,906,400   (67)
                   June 21, 2005                         June 21, 2000              Annual              Step-up           712,563,900   (66)
                   June 21, 2005                         June 21, 2000             Compound             Step-up           585,349,050   (66)
                   June 21, 2005                         June 21, 2002              Annual               4.625            536,176,800   (30)
                   June 21, 2005                         June 21, 2002             Compound              4.625            495,813,000   (30)
                   June 21, 2006                         June 21, 1999             Compound            Variable            58,065,600   (67)
                   June 21, 2006                         June 21, 1999              Annual             Variable            39,527,300   (67)
                   June 21, 2006                         June 21, 2001              Annual              Step-up           875,623,400   (66)
                   June 21, 2006                         June 21, 2001             Compound             Step-up         1,047,869,700   (66)
                   June 21, 2006                         June 21, 2003              Annual               3.45             269,910,000   (30)
                   June 21, 2006                         June 21, 2003             Compound              3.45             245,237,500   (30)
                   June 21, 2007                         June 21, 2000             Compound            Variable            90,248,750   (67)
                   June 21, 2007                         June 21, 2000              Annual             Variable            62,280,400   (67)
                   June 21, 2007                         June 21, 2002              Annual              Step-up           206,014,000   (66)
                   June 21, 2007                         June 21, 2002             Compound             Step-up           233,627,800   (66)
                   June 21, 2008                         June 21, 2001              Annual             Variable            63,257,800   (67)
                   June 21, 2008                         June 21, 2001             Compound            Variable            73,649,800   (67)
                   June 21, 2008                         June 21, 2003              Annual              Step-up           569,709,400   (66)
                   June 21, 2008                         June 21, 2003             Compound             Step-up           673,049,300   (66)
                   June 21, 2009                         June 21, 2002              Annual             Variable           149,954,700   (67)
                   June 21, 2009                         June 21, 2002             Compound            Variable           116,400,700   (67)
                   June 21, 2010                         June 21, 2003              Annual             Variable           678,002,800   (67)
                   June 21, 2010                         June 21, 2003             Compound            Variable           356,659,600   (67)
                                                                                                                       10,838,520,950   (62)
TOTAL PAYABLE IN CANADA IN CANADIAN DOLLARS........................................................................    59,501,037,625
                                             GLOBAL MARKET PAYABLE IN CANADIAN DOLLARS
                   Jan. 24, 2005                         Jan. 24, 2000                NC                 3 CBA            500,000,000   (50)
                   Jan. 19, 2006                         Jan. 19, 1996                JV                 7.50           1,250,000,000   (39)
                   Feb. 7, 2024                          Feb. 7, 1994                 HS                 7.50           1,194,800,000   (70)
TOTAL PAYABLE IN THE GLOBAL MARKET IN CANADIAN DOLLARS.............................................................     2,944,800,000
                                                 PAYABLE IN EUROPE IN CANADIAN DOLLARS
                   Sep. 27, 2005                         Sep. 27, 1993                HQ                 7.25             500,000,000
                   Dec. 1, 2005                          Dec. 1, 1999              EMTN045               6.50             375,000,000
                   Jan. 23, 2006                         Jan. 23, 2003             EMTN053               3.50             100,000,000
                   Aug. 9, 2006                          Aug. 9, 2001              EMTN049               5.75             100,000,000
                   Sep. 10, 2007                         Sep. 10, 2002             EMTN052               4.375            750,000,000
                   Dec. 31, 2007                         Jan. 16, 2002             EMTN051               5.125            350,000,000
                   Apr. 17, 2008                         Apr. 17, 2003              EMTN58               4.50           1,000,000,000
                   Jan. 17, 2009                         Jan. 2, 2004               EMTN62               4.00             500,000,000
                   Jan. 22, 2009                         Jan. 27, 1999             EMTN042               5.00             350,000,000
                   Nov. 30, 2011                         Nov. 30, 2001             EMTN050               5.25             450,000,000
                   Apr. 17, 2013                         Apr. 17, 2003              EMTN56               5.50             350,000,000
                   July 13, 2034                         July 13, 1994             EMTN005               9.40             300,000,000
TOTAL PAYABLE IN EUROPE IN CANADIAN DOLLARS........................................................................     5,125,000,000
                                           PAYABLE IN THE UNITED STATES IN CANADIAN DOLLARS
                  Feb. 18, 2013                          Feb. 18, 1993                HJ                 9.24             250,000,000
TOTAL PAYABLE IN THE UNITED STATES IN CANADIAN DOLLARS.............................................................       250,000,000
                                                 PAYABLE IN THE UNITED STATES IN U.S. DOLLARS
                  June 30, 2005                          Mar. 13, 2002                NP                 4.20             250,000,000
TOTAL PAYABLE IN THE UNITED STATES IN U.S. DOLLARS.................................................................       250,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $1.58850...............................................................       397,125,000   (10)
                                                 GLOBAL MARKET PAYABLE IN U.S. DOLLARS
                   June 22, 2004                         June 22, 1994                HV                 7.625          1,000,000,000
                   Aug. 4, 2005                          Aug. 4, 1995                 JM                 7.00           1,250,000,000
                   Dec. 15, 2005                         Nov. 26, 2002                NT                 2.625            481,691,920  (125)
                   Feb. 21, 2006                         Feb. 21, 1996                KA                 6.00           2,050,000,000
                   Dec. 26, 2006                         Nov. 26, 2003                PA                 2.650          1,000,000,000
                   Sep. 17, 2007                         Sep. 17, 2002                NR                 3.50           1,000,000,000
                    May 2, 2008                           May 5, 2003                 NY                 3.125            500,000,000
                   Oct. 1, 2008                          Oct. 1, 1998                 MB                 5.50           1,750,000,000
                   Dec. 15, 2009                         Oct. 1, 2002                 NS                 3.75             300,000,000
                   July 17, 2012                         July 17, 2002                NQ                 5.125            750,000,000
                   Feb. 15, 2013                         Feb. 7, 2003                 NU                 4.375            500,000,000
TOTAL PAYABLE IN THE GLOBAL MARKET IN U.S. DOLLARS.................................................................    10,581,691,920
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $1.44449...............................................................    15,285,197,634   (43)
                                                    PAYABLE IN CANADA IN U.S. DOLLARS
                   Apr. 24, 2005                         Apr. 24, 1995              DMTN1           6 LIBOR+0.0475        100,000,000
                    May 1, 2005                           May 1, 1995               DMTN2           6 LIBOR+0.0475        100,000,000
                    May 9, 2005                           May 9, 1995               DMTN3           6 LIBOR+0.0475        100,000,000
                   May 16, 2005                          May 16, 1995               DMTN4           6 LIBOR+0.0475        100,000,000
TOTAL PAYABLE IN CANADA IN U.S. DOLLARS............................................................................       400,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $1.36625...............................................................       546,500,000    (9)
                                                     PAYABLE IN JAPAN IN JAPANESE YEN
                   July 6, 2004                          July 6, 1994               YL005                4.40          10,000,000,000
                   July 21, 2004                         July 21, 1994              YL006                4.53          10,000,000,000
                   Sep. 8, 2004                          Sep. 7, 1994               YL008                4.71           7,000,000,000
                   Oct. 25, 2004                         Oct. 25, 1994              YL009                2.50          10,000,000,000
                   Dec. 20, 2004                         Dec. 20, 1994              YL010                4.80           5,000,000,000
                   Aug. 31, 2005                         Aug. 31, 1995              YL011                3.10          25,000,000,000
                  Mar. 16, 2007                          Mar. 18, 1997                KU                 3.10           5,000,000,000   (54)
                  Mar. 16, 2007                          Mar. 18, 1997                KV                 3.25          15,000,000,000   (55)
                   July 18, 2007                         July 18, 1997              YL012                2.615         10,000,000,000
                   Nov. 12, 2009                         Nov. 12, 1999              YL014                2.00          10,000,000,000
                   July 28, 2014                         July 28, 2003              YL015                0.76           5,000,000,000
TOTAL PAYABLE IN JAPAN IN JAPANESE YEN.............................................................................    112,000,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $0.013396..............................................................     1,500,338,249   (14)
                                           GLOBAL MARKET PAYABLE IN JAPANESE YEN
                  Jan. 25, 2010                          Jan. 25, 2000                ND                 1.875         50,000,000,000
TOTAL PAYABLE IN THE GLOBAL MARKET IN JAPANESE YEN.................................................................    50,000,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $0.012481..............................................................       624,072,135  (122)
                                               PAYABLE IN EUROPE IN JAPANESE YEN
                  Mar. 15, 2005                          Mar. 15, 1995             EMTN015               6.00           2,000,000,000   (33)
                   Sep. 8, 2005                          Mar. 23, 1998             EMTN037               6.21          10,000,000,000
                   Sep. 19, 2005                         Sep. 4, 1998              EMTN038               6.205         10,000,000,000
                   Aug. 29, 2006                         Aug. 29, 1996             EMTN021               4.28          10,000,000,000   (57)
                  Mar. 26, 2007                          Apr. 3, 1997              EMTN033               3.20          10,000,000,000   (47)
                   June 13, 2007                         June 13, 1997             EMTN034               3.58          10,000,000,000   (79)
                   Feb. 25, 2008                         Feb. 25, 1998             EMTN036               2.60           7,100,000,000   (80)
                   Nov. 19, 2009                         Nov. 24, 1999             EMTN046               2.00          10,000,000,000
                   June 24, 2013                         June 24, 2003              EMTN59                0.5           5,000,000,000
TOTAL PAYABLE IN EUROPE IN JAPANESE YEN............................................................................    74,100,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $0.012769..............................................................       946,219,725   (15)
                                                PAYABLE IN EUROPE IN AUSTRALIAN DOLLARS
                   Mar. 7, 2008                          Mar. 7, 2003              EMTN054               4.75             100,000,000
                   Apr. 23, 2013                         Apr. 23, 2003             EMTN057                5.5             100,000,000
TOTAL PAYABLE IN EUROPE IN AUSTRALIAN DOLLARS......................................................................       200,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $0.89154...............................................................       178,308,920  (117)
                                                    PAYABLE IN EUROPE IN EUROS
                   Sep. 27, 2004                         Sep. 27, 1994                HX                 7.75             181,512,086  (120)
                   Feb. 17, 2006                         Feb. 17, 1999             EMTN043               3.50              27,000,000
                   July 29, 2008                         July 29, 1996                KD                 6.875            457,347,051  (121)
                   July 21, 2009                         July 21, 1997             EMTN035               5.875            457,347,051  (118)
                  Mar. 12, 2010                          Mar. 12, 2003             EMTN055               3.50             400,000,000
                   May 14, 2013                           May 7, 2003                 NZ                 4.125            750,000,000
TOTAL PAYABLE IN EUROPE IN EUROS...................................................................................     2,273,206,188
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $1.71523...............................................................     3,899,079,320   (27)
                                     GLOBAL MARKET PAYABLE IN NEW ZEALAND DOLLARS
                  Mar. 3, 2008                           Mar. 3, 2003                 NV                 5.75             250,000,000
                   Dec. 3, 2008                          Dec. 3, 1998                 MF                 6.25             250,000,000
TOTAL PAYABLE IN THE GLOBAL MARKET IN NEW ZEALAND DOLLARS..........................................................       500,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $0.83151...............................................................       415,754,000   (69)
                                           PAYABLE IN EUROPE IN NORWEGIAN KRONER
                  Dec. 29, 2004                          Sep. 12, 1996             EMTN022               7.00             300,000,000
TOTAL PAYABLE IN EUROPE IN NORWEGIAN KRONER........................................................................       300,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $0.21235...............................................................        63,704,048   (61)
                                                 PAYABLE IN EUROPE IN U.K. POUND
                   June 10, 2004                         June 10, 1998             EMTN039                                200,000,000
TOTAL PAYABLE IN EUROPE IN POUNDS..................................................................................       200,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $2.36350...............................................................       472,700,000   (12)
                                           PAYABLE IN EUROPE IN HONG KONG DOLLAR
                  June 26, 2013                          June 12, 2003              EMTN61               4.10             500,000,000
TOTAL PAYABLE IN EUROPE IN HONG KONG DOLLAR........................................................................       500,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $0.17410...............................................................        87,051,195   (13)
TOTAL DEBENTURES AND BONDS.........................................................................................    92,236,887,851
TREASURY BILLS.....................................................................................................     2,906,010,000   (84)
U.S. COMMERCIAL PAPER (in U.S. Dollars)............................................................................       744,400,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $1.33479...............................................................       993,619,072   (91)
TOTAL PUBLICLY HELD DEBT ISSUED....................................................................................    96,136,516,923
                                                                 OTHER DEBT
School Board Trust Debt
               Year ending March 31
                       2037                                  2004                                         5.9             891,000,000   (23)
                                                                                                                          891,000,000
     TOTAL DEBT ISSUED FOR PROVINCIAL PURPOSES.....................................................................    119,411,146,735  (83)
DEBT ISSUED FOR INVESTMENT PURPOSES:
   ONTARIO POWER GENERATION INC....................................................................................     5,126,000,000
   HYDRO ONE INC...................................................................................................     3,759,000,000
TOTAL PAYABLE IN CANADA IN CANADIAN DOLLAR.........................................................................     8,885,000,000  (126)

                                           Debt Issued for Ontario Electricity Financial Corporation (OEFC)
                                                 PAYABLE IN CANADA IN CANADIAN DOLLARS
             NON-PUBLICLY HELD DEBT
       Canada Pension Plan Investment Fund
                        2007                                 1986                    CPP                 9.64             119,000,000
                        2008                                 1988                    CPP             9.13 to 9.72         388,715,000
                        2009                                 1989                    CPP             9.62 to 10.31        589,319,000
                        2010                                 1990                    CPP             9.61 to 10.31        650,712,000
                        2021                                 2001                    CPP                 6.08              19,375,000
                        2022                                 2002                    CPP             6.17 to 6.29         172,961,000
                        2023                                 2003                    CPP                 6.16              38,130,000
TOTAL PAYABLE IN CANADA IN CANADIAN DOLLARS........................................................................     1,978,212,000    (5)
                                                 PAYABLE IN CANADA IN CANADIAN DOLLARS
                  PUBLICLY HELD DEBT
                   June 2, 2004                          Dec. 9, 1998               HC-MG                4.875          3,000,000,000
                   Mar. 8, 2006                          Mar. 8, 2001              CDB-NLA               5.90             500,000,000
                    May 1, 2006                          Aug. 1, 2003               DMTN76               3 CBA            720,000,000
                   June 1, 2006                          Nov. 25, 2003              DMTN89               3 CBA            100,000,000
                   Sep. 8, 2006                          Sep. 16, 2003              DMTN78               3.50           1,000,000,000
                   Oct. 1, 2008                          Feb. 13, 2004              DMTN85            3 CBA+0.03          336,000,000   (28)
                   Dec. 1, 2008                          Jan. 22, 1999              HC-LZ                5.70             650,000,000
                   Aug. 13, 2009                         Feb. 13, 2004              DMTN99               3.21             750,000,000  (124)
                   Nov. 19, 2009                         July 26, 2000              HC-MU                6.20             500,000,000
                   Nov. 19, 2010                         Sep. 1, 2000               HC-NK                6.10             500,000,000
                  Mar. 15, 2011                          Mar. 15, 2001              DMTN3                5.50              50,000,000   (37)
                   Dec. 2, 2011                          July 20, 2001              DMTN8                6.10             500,000,000
                   Dec. 2, 2012                          May 12, 2003               DMTN53               5.375            500,000,000
                   June 2, 2013                          May 28, 2003               DMTN69               4.75             500,000,000
                   Mar. 8, 2014                          Jan. 28, 2004              DMTN93               5.00             500,000,000
                   June 2, 2027                          Feb. 4, 2000               HC-KJA               7.60              25,500,000
                   Aug. 25, 2028                         Apr. 6, 1999               HC-LQA               6.25              78,600,000
                   June 2, 2031                          Feb. 24, 2000              HC-NF                6.20             500,000,000   (51)
                                                                                                                       10,710,100,000
                                                 PAYABLE IN EUROPE IN CANADIAN DOLLARS
                   Feb. 28, 2005                         Feb. 28, 2001              EMTN48                 5              250,000,000
                   Apr. 17, 2013                         June 3, 2003               EMTN56               5.25             150,000,000
                                                                                                                          400,000,000
                                                    PAYABLE IN EUROPE IN SWISS FRANCS
                   July 8, 2013                          July 8, 2003               EMTN60               2.50             300,000,000
TOTAL PAYABLE IN EUROPE IN SWISS FRANCS............................................................................       300,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $1.02348...............................................................       307,045,455   (35)
                                                 GLOBAL MARKET PAYABLE IN U.S. DOLLARS
                   Dec. 15, 2005                         Nov. 26, 2002             GLB-NTB               2.625            268,308,080  (125)
                   June 30, 2006                         Apr. 10, 2003              GLB-NX               2.35             500,000,000
                  Mar. 28, 2008                          Feb. 26, 2003              GLB-NW               3.282            300,000,000   (88)
                   Oct. 1, 2008                          Mar. 19, 2001             GLB-MBB               5.50             250,000,000
TOTAL PAYABLE IN GLOBAL MARKET IN U.S. DOLLARS.....................................................................     1,318,308,080
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $1.47821...............................................................     1,948,730,499   (93)
TREASURY BILLS.....................................................................................................       885,000,000
U.S. COMMERCIAL PAPER (in U.S. Dollars)............................................................................       125,000,000
CANADIAN DOLLAR EQUIVALENT EXCHANGE RATE OF $1.29869...............................................................       162,336,250
TOTAL DEBT ISSUED FOR OEFC.........................................................................................    16,391,424,204   (76)

References:

1.    All debt are non-callable,  except as noted below. CBA is Canadian Bankers Acceptance Rate; 3 CBA is a three month floating rate;
      LIBOR is London Inter-bank Offered Rate.

2.    Debentures issued to the Ontario Housing  Corporation are not negotiable and not transferable or assignable but are redeemable in whole or in part at the option of the Ontario Housing Corporation, on six months prior written notice.

3.    Bonds are extendible at the option of the Province on the initial  maturity date of July 4, 2004, and on every extended  maturity date thereafter,  to the final maturity date of July 4, 2008. Interest is payable semi-annually at 3.35% in year 1, 3.45% in year
      2,  3.80% in year 3,  4.40% in year 4, and 5.00% in the final  year.  In  addition,  the  Province  entered  into  interest  rate agreements that effectively converted the interest rate obligation to a three-month Canadian BA rate minus 0.13%.

4.    Bonds are  extendible  at the option of the  Province on the  initial  maturity  date of  November  4, 2004 and on each  extended maturity date  thereafter to the final  maturity date of November 4, 2009.  Interest is payable  semi-annually  at 4.10% in years
      1-2, 4.55% in year 3, 5.4% in year 4, 6.0% in year 5, 6.75% in year 6, 7.5% in the final year. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.40%.

5.    Securities sold to the Canada Pension Plan Investment Fund are payable 20 years after their  respective  dates of issue,  are not negotiable  and not  transferable  or  assignable  but are  redeemable  in whole or in part before  maturity at the option of the
      Minister  of  Finance  of Canada,  on six  months'  prior  notice,  when the  Minister  deems it  necessary  in order to meet the requirements of the Canada Pension Plan. In the case of redemption before maturity,  the Ontario Securities are to be redeemed in the order in which they were issued and the amount of Ontario  Securities  to be redeemed at any time shall be  proportionate  to the amount of all securities then held to the credit of the said fund represented by Ontario Securities.

6.    Bonds are extendible at the option of the Province on the initial maturity date of April 25, 2005 and on every extended  maturity date thereafter,  to the final maturity date of April 25, 2008. Interest is payable semi-annually at 4.3% in years 1-- 2, 4.7% in year 3, 5.35% in year 4 and 6.4% in the final year.  In  addition,  the Province  entered  into  interest  rate  agreements  that effectively converted the interest rate obligation to a fixed rate of 3.66%.

7.    The terms of these  debentures  require that equal  payments be made each year until their  maturity.  Each  payment  consists of blended principal and interest.

8.    Bonds are extendible at the option of the Province on the initial maturity date of July 23, 2004, and on every extended  maturity date  thereafter,  to the final maturity date of July 23, 2010.  Interest is payable  semi-annually  at 4.00% in year 1, 4.05% in year 2,  4.10% in year 3,  4.15% in year 4,  4.50% in year 5,  5.70% in year 6, and 7.10% in the final  year.  In  addition,  the
      Province entered into interest rate agreements that effectively  converted the interest rate obligation to a three-month Canadian
      BA rate minus 0.13%.

9.    The Province  entered into currency  exchange  agreements that  effectively  converted these U.S. dollar  obligations to Canadian dollar  obligations  at an exchange  rate of 1.36625.  In addition,  the Province  entered into  interest  rate  agreements  that effectively converted the interest rate obligation to a fixed rate of 8.64%.

10.   The Province  entered into currency  exchange  agreements that  effectively  converted these U.S. dollar  obligations to Canadian dollar  obligations  at an exchange  rate of 1.58850.  In addition,  the Province  entered into  interest  rate  agreements  that effectively converted the interest rate obligation to a three-month Canadian BA rate minus 0.07%.

11.   Bonds are  extendible  at the option of the  Province on the  Initial  maturity  date of April 17,  2005,  and on every  extended maturity date thereafter,  to the final maturity date of April 17, 2008. Interest is payable semi-annually at 4.30% in years 1-2,
      4.70% in year 3, 5.40% in year 4, and 6.50% in the final year. In addition,  the Province  entered into interest rate  agreements that effectively converted the interest rate obligation to a fixed rate of 3.84%.

12.   The Province  entered into currency  exchange  agreements that  effectively  converted  these U.K. pound  obligations to Canadian dollar  obligations  at an exchange  rate of 2.36350.  In addition,  the Province  entered into  interest  rate  agreements  that effectively converted the interest rate obligation to a fixed rate of 5.50%.

13.   The Province entered into currency exchange agreements that effectively  converted these Hong Kong dollar obligations to Canadian dollar  obligations  at an exchange  rate of 0.17410.  In addition,  the Province  entered into  interest  rate  agreements  that effectively converted the interest rate obligation to a fixed rate of 4.99%.

14.   The Province  entered into currency  exchange  agreements that  effectively  converted these Japanese yen obligations to Canadian dollar  obligations  at an exchange  rate of 0.013396.  In addition,  the Province  entered into interest  rate  agreements  that effectively  converted  the interest rate  obligation  on $1,280  million of these debts to a rate of 7.56% and $220 million to a three-month Canadian BA rate minus 0.051%.

15.   The Province  entered into currency  exchange  agreements that  effectively  converted these Japanese yen obligations to Canadian dollar  obligations  at an exchange  rate of 0.012769.  In addition,  the Province  entered into interest  rate  agreements  that effectively converted the interest rate obligation to a rate of 6.32%.

16.   The Province  entered into interest rate  agreements that  effectively  converted the interest rate obligation to a fixed rate of
      3.42%.

17.   Bonds are  extendible  at the option of the Province on the initial  maturity  date of November 27,  2004,  and on each  extended maturity date  thereafter to the final  maturity date of November 27, 2009.  Interest is payable  semi-annually  at 4.0% in years
      1-2,  4.2% in year 3, 4.55% in year 4, 5.35% in year 5, 6.05% in year 6, and 6.55% in the final year.  In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.37%.

18.   Bonds are extendible at the option of the Province on the initial  maturity date of May 20, 2005, and on every extended  maturity date thereafter,  to the final maturity date of May 20, 2008.  Interest is payable  semi-annually at 4.15% in years 1-2, 4.35% in year 3, 5.00% in year 4, 5.35% in year 5, and 6.00% in the final year.  In addition,  the Province  entered  into  interest  rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.47%.

19.   Bonds are retractable in whole or in part at the option of the bond holders on February 8, 2007.

20.   Bonds are retractable in whole or in part at the option of the bond holders on March 1, 2010.

21.   Bonds are  extendible  at the option of the bond  holders in whole or in part any time  prior to  January  12,  2007 to the final maturity date of January 12, 2035.

22.  Bonds are  extendible at the option of the Province on the initial  maturity date of May 26, 2005,  and on each extended  maturity date  thereafter to the final  maturity date of May 26, 2011.  Interest is payable  semi-annually  at 4.20% in years 1-2, 4.40% in year 3,  4.65% in year 4,  5.00% in year 5,  5.50% in year 6,  6.50% in year 7, and  7.75% in the final  year.  In  addition,  the
     Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.21%.

23.   In June 2003,  a school board trust was created to  permanently  refinance  debt  incurred by 55 school  boards to support  their capital  projects prior to the  introduction  of the student focused funding model in 1998. The trust issued 30-year sinking fund debentures  amounting to $891 million in June 2003.  The trust  provided  $882 million of the proceeds to the 55 school boards in exchange for the irrevocable  right to receive future transfer  payments from the Province related to this debt. The $882 million advances to school boards are included in Other Assets and the $891 million  debenture is included in Debt. These amounts will be reduced  over the 30-year  period by the  transfer  payments  made by Ministry of  Education  to the Trust under the School Board
      Operating Grant program.

24.   The terms of these debentures  require unequal payments,  consisting of both principal and interest,  to be made at predetermined irregular intervals. On January 10, 2035, the principal to be repaid on each debenture will be $2.3 million.

25.   Bonds are extendible at the option of the Province on the initial  maturity date of June 2, 2005,  and on each extended  maturity date  thereafter to the final maturity date of June 2, 2010.  Interest is payable  semi-annually  at 4.05% in years 1-2, 4.25% in year 3, 4.70% in year 4, 5.20% in year 5, 5.70% in year 6, and 6.50% in the final year.  In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.27%.

26.   Bonds are  extendible  at the option of the Province on the initial  maturity  date of September  30, 2004,  and on each extended maturity date  thereafter to the final maturity date of September 30, 2008.  Interest is payable  annually at 4.00% in years 1-2,
      4.25% in year 3, 4.50% in year 4, and 4.85% in the final year. In addition,  the Province  entered into interest rate  agreements that effectively converted the interest rate obligation to a three-month Canadian BA rate minus 0.125%.

27.   The Province  entered into currency  exchange  agreements that  effectively  converted these euro  obligations to Canadian dollar obligations at an exchange rate of 1.71523.  In addition,  the Province  entered into interest rate agreements  that  effectively converted the interest rate  obligations on $3,853  million of these debts to 5.84% and $46 million to a three-month  Canadian BA rate minus 0.055%.

28.   The Province  entered into interest rate  agreements that  effectively  converted the interest rate obligation to a fixed rate of
      3.54%.

29.   The outstanding amounts represent bonds matured but not yet presented for redemption.

30.   The Province issues fixed rate Ontario Savings Bonds for a term of three years every year.

31.   Bonds are extendible at the option of the Province on the initial  maturity date of June 27, 2005, and on each extended  maturity date thereafter to the final maturity date of June 27, 2010.  Interest is payable  semi-annually  at 3.50% in years 1-2, 3.75% in year 3, 4.00% in year 4, 4.625% in year 5, 5.50% in year 6, and 6.25% in the final year. In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 2.93%.

32.   Bonds are  extendible  at the option of the Province on the initial  maturity  date of September  5, 2005,  and on each  extended maturity date  thereafter to the final maturity date of September 4, 2013.  Interest is payable  semi-annually  at 4.35% in years
      1-2,  4.50% in year 3,  4.65% in year 4, 4.90% in year 5, 5.50% in year 6, 6.00% in year 7, 6.75% in year 8, 7.50% in year 9, and
      8.00% in the final year. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.01%.

33.   Proceeds of issue and repayment are in Japanese yen. Interest is payable in Australian dollars,  based on a notional principal of
      AUD 27.2 million at 6.00%.

34.   Bonds are  extendible at the option of the bond holders on or before  December 2, 2004 to the final  maturity date of December 2,
      2014. Interest is payable at 6.40% for the first five years and thereafter 6.8%, if extended.  In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a three-month Canadian BA rate.

35.   The Province  entered into currency  exchange  agreements that effectively  converted these Swiss francs  obligations to Canadian dollar  obligations at an exchange rate of 1.02348.  In addition,  the Province  entered into interest rate obligation to a fixed rate of 4.99%.

36.   Bonds are  extendible  at the option of the Province on the initial  maturity  date of September  12, 2005,  and on each extended maturity date thereafter to the final maturity date of September 10, 2008.  Interest is payable  semi-annually  at 4.00% in years
      1-2,  4.30% in year 3, 4.85% in year 4, and 5.45% in the final year.  In  addition,  the  Province  entered  into  interest  rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.18%.

37.   Bonds are  retractable in whole or in part at the option of the bond holders on March 15, 2005.  Interest is payable at 5.50% for the first four years and 6.80% for the remaining six years.

38.   Bonds are  extendible at the option of the Province on the initial  maturity date of May 6, 2004,  and on each extended  maturity date  thereafter to the final maturity date of May 6, 2009.  Interest is payable  monthly at 4.62% in years 1-2, 5.00% in year 3,
      6.00% in year 4, 6.50% in year 5, 7.00% in year 6, and 7.25% in the final year. In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.97%.

39.   Outstanding  amounts include bonds held by Agricorp,  a government  organization,  of $15 million in Series LE and $10 million in
      Series JV.

40.   No interest is payable in the first five years, thereafter interest is payable monthly at 17.25%.

41.   The terms of these debentures  require unequal payments,  consisting of both principal and interest,  to be made at predetermined irregular  intervals with the final payment on January 10, 2045. The total  principal and interest to be payable over the life of the debenture is $1,325 million in total.

42.   Bonds are extendible at the option of the Province on July 18, 2005 to final maturity date of July 18, 2008.  Interest is payable semiannually  at 3.75% in years 1-2, and 5.15%  thereafter,  if extended.  In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.15%.

43.   The Province  entered into currency  exchange  agreements that  effectively  converted these U.S. dollar  obligations to Canadian dollar  obligations  at an exchange  rate of 1.44449.  In addition,  the Province  entered into  interest  rate  agreements  that effectively  converted the interest rate  obligations on $14,522  million of these debts to 5.98% and $763 million to Canadian BA rates.

44.   Bonds are extendible at the option of the Province on the initial maturity date of August 5, 2005, and on each extended  maturity date thereafter to the final maturity date of August 5, 2010.  Interest is payable  semi-annually at 4.00% in years 1-3, 4.25% in year 4, 5.00% in year 5, 5.25% in year 6, and 7.50% in the final year.  In addition,  the Province  entered  into  interest  rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.20%

45.   The Province  entered into interest rate  agreements  that  effectively  converted the interest rate  obligation to a three-month
      Canadian BA rate minus 0.02%.

46.   Interest is payable  quarterly at a  three-month  Canadian BA rate plus 0.85% for the first two years,  and  thereafter  at 5.75%
      semiannually.  In addition,  the Province  entered into interest rate  agreements  that  effectively  converted the interest rate obligation to a three-month Canadian BA rate minus 0.07%.

47.   Proceeds of issue and repayment  are in Japanese yen.  Interest is payable in  Australian  dollars  annually  based on a notional principal of Australian  dollars $103.2 million at 3.2%. In addition,  the Province  entered into interest rate  agreements  that effectively converted the interest rate obligation to a fixed rate of 6.86%.

48.   Bonds are  extendible  at the option of the  Province  on November  15, 2004 to the final  maturity  date of November  15,  2007.
      Interest is payable semi-annually at 4.50% in years 1-2, and 5.80% in years 3-5, if extended.  In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 4.53%.

49.   Bonds are  extendible  at the option of the  Province on the  initial  maturity  date of August 25,  2005,  and on each  extended maturity date thereafter to the final maturity date of August 5, 2008.  Interest is payable  semi-annually at 4.00% in years 1-2,
      4.10% in year 3, 4.60% in year 4, and 5.30% in the final year. In addition,  the Province  entered into interest rate  agreements that effectively converted the interest rate obligation to a fixed rate of 3.26%.

50.   The Province  entered into interest rate  agreements that  effectively  converted the interest rate obligation to a fixed rate of
      6.63%.

51.   This issue has been on-lent to OEFC until June 2, 2010,  after which the issue will be assumed by the Province until the maturity date.

52.   Bonds are  extendible  at the option of the Province on the initial  maturity  date of September  26, 2005,  and on each extended maturity date thereafter to the final maturity date of September 26, 2013.  Interest is payable  semi-annually  at 4.25% in years
      1-2,  4.35% in year 3,  4.50% in year 4, 4.75% in year 5, 5.25% in year 6, 5.75% in year 7, 6.25% in year 8, 7.00% in year 9, and
      8.25% in the final year. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 2.98%

53.   During the 2003-04 fiscal year,  Series DMTN70 was re-opened  four times,  bringing the total issue size to $1,025  million.  The
      Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 4.02%.

54.   Proceeds of issue and repayment are in Japanese yen. Interest is payable in Australian dollars,  based on a notional principal of
      AUD52.5  million at 3.10%.  In addition,  the Province  entered into  interest rate  agreements  that  effectively  converted the interest rate obligation to a three-month Canadian BA rate minus 0.051%.

55.   Proceeds of issue and  repayment  are in Japanese  yen.  Interest is payable in U.S.  dollars,  based on a notional  principal of
      USD120.8  million at 3.25%.  In addition,  the Province  entered into interest rate  agreements  that  effectively  converted the interest rate obligation to a three-month Canadian BA rate minus 0.051%.

56.   Bonds are callable at the option of the Province on September 4, 2008.

57.   Proceeds of issue and repayment are in Japanese yen. Interest is payable in Australian  dollars based on a notional  principal of
      AUD121.1  million at 4.28%.  In addition,  the Province  entered into interest rate  agreements  that  effectively  converted the interest rate obligation to a fixed rate of 7.38%.

58.   During the 2003-04 fiscal year, Series DMTN61 was re-opened six times, bringing the total issue size to $4,000 million.

59.   During the 2003-04 fiscal year, the Province purchased for cancellation $434.34 million Series HP.

60.   During the 2003-04 fiscal year, the Province purchased for cancellation $9.1 million Series DMTN46.

61.   The Province entered into currency exchange agreements that effectively  converted these Norwegian kroner obligations to Canadian dollar  obligations  at an exchange  rate of 0.21235.  In addition,  the Province  entered into  interest  rate  agreements  that effectively converted the interest rate obligation to a three-month Canadian BA rate minus 0.028%.

62.   Current  outstanding  Ontario  Savings  Bonds are  redeemable  at the  option of the holder on June 21 and  December  21 with the exception of fixed rate bonds,  which are  redeemable at maturity  only.  All current  outstanding  Ontario  Savings Bonds may be redeemed  upon the death of the  beneficial  owner.  The 1999 to 2003  series may also be redeemed  during the 14  calendar  days immediately  following  June 21 and December 21. The Minister of Finance may reset the interest rate for variable rate bonds from time to time prior to maturity.

63.   Bonds are extendible at the option of the Province on the initial  maturity date of April 5, 2004, and on each extended  maturity date thereafter to the final maturity date of April 5, 2009.  Interest is payable  semi-annually at 4.80% in years 1-2, 5.625% in year 3, 6.50% in year 4, 6.875% in year 5, 7.25% in year 6, and 7.75% in the final year. In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 4.30%.

64.   Bonds are  extendible at the option of the Province on the initial  maturity date of July 15, 2004 and on each extended  maturity date thereafter to the final maturity date of July 15, 2007.  Interest is payable  semi-annually  at 4.30% in years 1-2, 5.00% in year 3, 5.75% in year 4, and 6.70% in the final year.  In addition,  the Province  entered into  interest  rate  agreements  that effectively converted the interest rate obligation to a fixed rate of 3.62%.

65.   Pursuant to the Ontario Public  Service  Employees'  Pension Act 1994 and the Asset Transfer  Agreement of December 12, 1994, the
      Province  was  obligated to re-split the  debentures  between the Public  Service  Pension Fund  ("PSPF") and the Ontario  Public
      Service Employees' Union Pension Plan Trust Fund ("OPSEU Fund") based on accurate data when it was available.  On June 13, 1997 a
      Restated  Sponsorship  Amendment  and Asset  Transfer  Agreement was signed,  replacing  the 1994  agreement and resulting in the existing  split after debt  payment.  The terms of these  debentures  require that the  principal  be repaid in 12 equal  monthly payments in the years preceding the date of maturity.

66.   1997  Series:  Interest  is payable at 3.00% in year 1, 5.25% in year 2, 6.00% in year 3, 6.50% in year 4, 7.00% in year 5, 7.50%
      in year 6 and 8.00% in the final year.  1999  Series:  Interest is payable at 4.75% in the year 1, 6.00% in year 2, 6.25% in year
      3, 6.50% in year four and 6.75% in the final year.  2000  Series:  Interest is payable at 5.75% in year 1, 6.25% in year 2, 6.50%
      in year 3, 6.75% in year 4 and 7.00% in the final  year.  2001  Series:  Interest is payable at 4.25% in year 1, 5.00% in year 2,
      5.75% in year 3, 6.25% in year 4 and 6.75% in the final year. 2002 Series:  Interest is payable at 2.50% in year 1, 3.75% in year
      2, 4.50% in year 3, 5.00% in year 4 and 5.50% in the final year.  2003  Series:  Interest is payable at 2.75% in year 1, 3.25% in year 2, 3.5% in year 3, 4.00% in years 4 and 4.25% in the final year.

67.   The Minister of Finance will reset the interest rate every six months.  Effective December 21, 2003, the interest rate was set at
      2.50%.

68.   The Province entered into interest rate agreements that  effectively  converted the interest rate obligation on $1,460 million of this debt to a fixed rate of 3.87%.

69.   The Province  entered into currency  exchange  agreements  that  effectively  converted  these New Zealand dollar  obligations to
      Canadian dollar obligations at an exchange rate of 0.83151. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 5.06%.

70.   During the 2003-04 fiscal year, the Province purchased for cancellation $55.2 million Series HS.

71.   Bonds are  extendible  at the option of the  Province on the initial  maturity  date of  December 1, 2005,  and on each  extended maturity date  thereafter to the final  maturity date of December 1, 2008.  Interest is payable  semi-annually  at 4.00% in years
      1-2,  4.20% in year 3, 4.65% in year 4, and 5.65% in the final year.  In  addition,  the  Province  entered  into  interest  rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.22%.

72.   Bonds are  extendible at the option of the Province on the June 4, 2004 to the final  maturity date of June 4, 2007.  Interest is payable  semi-annually  at 4.20% in years 1-2, and 6.05% in the remaining  three years.  In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation to a three-month Canadian BA rate minus 0.04%.

73.   The Province  entered into interest rate agreement  that  effectively  converted the interest rate  obligation to a fixed rate of
      3.08%.

74.   The Province  entered into interest rate agreement  that  effectively  converted the interest rate  obligation to a fixed rate of
      2.91%.

75.   Bonds are  extendible  at the option of the  Province on the initial  maturity  date of January 26,  2006,  and on each  extended maturity date  thereafter to the final  maturity date of January 26, 2009.  Interest is payable  semi-annually  at 3.75% in years
      1-2,  3.90% and 4.05% for the two payments in year 3, 4.20% and 4.45% for the two payments in year 4, and 5.25% and 6.00% for the two payments in the final year. In addition,  the Province entered into interest rate agreements that  effectively  converted the interest rate obligation to a fixed rate of 2.70%.

76.   In addition, the Province has advanced to OEFC a term loan of $2.5 million as of March 31, 2004.

77.   Bonds are  extendible  at the option of the  Province on the initial  maturity  date of January 27,  2006,  and on each  extended maturity date  thereafter to the final  maturity date of January 27, 2011.  Interest is payable  semi-annually  at 4.00% in years
      1-2,  4.20% in year 3, 4.40% in year 4, 5.00% in year 5, 5.20% in year 6, and 6.00% in the final year. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 2.71%.

78.   Bonds are  extendible  at the option of the Province on the initial  maturity  date of February 12,  2006,  and on each  extended maturity date  thereafter to the final maturity date of February 12, 2009.  Interest is payable  semi-annually  at 3.25% in years
      1-2,  3.40% and 3.60% for the two payments in year 3, 3.80% and 4.30% for the two payments in year 4, and 5.00% and 6.00% for the two payments in the final year. In addition,  the Province entered into interest rate agreements that  effectively  converted the interest rate obligation to a fixed rate of 2.49%.

79.   Proceeds of issue and  repayment  of principal  are in Japanese  yen.  Interest is payable in U.S.  dollars  annually  based on a notional principal of USD86.3 million at 3.58%. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 6.35%.

80.   Proceeds of issue and repayment of principal are in Japanese yen.  Interest is payable in U.S. dollars  semi-annually  based on a notional  principal of USD57.1 million at 2.6%. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 5.57%.

81.   Bonds are extendible at the option of the Province on the initial  maturity date of July 23, 2004, and on each extended  maturity date thereafter to the final maturity date of July 23, 2009.  Interest is payable  semi-annually  at 4.30% in years 1-2, 5.10% in year 3, 5.80% in year 4, 6.30% in year 5, 6.50% in year 6, and 7.75% in the final year.  In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.45%.

82    uring the 2003-04 fiscal year, the Province purchased for cancellation $1.4 million of Series JA.

83.   Total Debt Issued for Provincial Purposes does not include the following debt issued by government organizations:  $2,169 million by Ontario Housing Corporation,  $79 million by Ontario Municipal Improvement  Corporation,  $422 million by Toronto Area Transit
      Operating Authority (Go Transit) and $323 million by Ontario Municipalities Economic Infrastructure Financing Authority.

84.   The Treasury Bill balance includes the following Treasury Bill holdings:  $186 million held by the Northern Ontario Heritage Fund
      Corporation,  $102 million held by Ontario Trillium Foundation,  $112 million held by Ontario Reality Corporation and $33 million held by Ontario Securities Commission, which are eliminated upon consolidation.

85.   Bonds are  extendible  at the option of the Province on the initial  maturity  date of February 18,  2005,  and on each  extended maturity date  thereafter to the final maturity date of February 18, 2010.  Interest is payable  semi-annually  at 4.15% in years
      1-2,  4.40% in year 3, 4.75% in year 4, 5.50% in year 5, 6.30% in year 6, and 7.15% in the final year. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.52%.

86.   Bonds were issued at discount  and are  callable at the option of the  Province at par on October 15,  2004.  Interest is payable semiannually  at 5.50% only after the option  date.  In  addition,  the  Province  entered into  interest  rate  agreements  that effectively converted the interest rate obligation to a three-month Canadian BA rate.

87.   Bonds are extendible at the option of the Province on the initial maturity date of March 19, 2006, and on each extended  maturity date  thereafter to the final maturity date of March 19, 2011.  Interest is payable  monthly at 3.25% in years 1-2, 3.30% in year
      3, 3.90% in year 4,  5.00% in year 5, 5.40% in year 6, and 6.35% in the final  year.  In  addition,  the  Province  entered  into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 2.31%

88.   Bonds are  callable  in full but not in part at the option of the  Province on March 7, 2005 and every six months  thereafter  to final maturity date of March 28, 2008.

89.   Bonds are  extendible  at the option of the Province on the initial  maturity  date of September  10, 2004,  and on each extended maturity date thereafter to the final maturity date of September 10, 2009.  Interest is payable  semi-annually  at 4.00% in years
      1-2,  4.50% in year 3, 5.25% in year 4, 6.00% in year 5, 6.50% in year 6, and 7.25% in the final year. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.52%.

90.   The terms of these debentures require that a special one-time interest payment of $31.1 million be made at maturity.

91.   U.S. Commercial Paper issues are non-interest bearing with maturities up to 182 days.

92.   Bonds are  extendible  at the option of the  Province on the initial  maturity  date of January 31,  2005,  and on each  extended maturity date  thereafter to the final  maturity date of January 31, 2011.  Interest is payable  semi-annually  at 4.25% in years
      1-2,  4.35% in year 3,  4.45% in year 4,  5.25% in year 5,  5.35% in year 6,  5.75% in year 7, and  6.25% in the final  year.  In addition,  the Province entered into interest rate agreements that effectively  converted the interest rate obligation to a fixed rate of 3.53%..

93.   The Province  entered into currency  exchange  agreements that  effectively  converted these U.S. dollar  obligations to Canadian dollar  obligations  at an exchange  rate of 1.47821.  In addition,  the Province  entered into  interest  rate  agreements  that effectively  converted  the interest rate  obligations  on $835 million of these debts to 4.32% and $425 million to a three-month
      Canadian BA rate plus 0.024%.

94.   Bonds are  extendible at the option of the Province on March 24, 2006 to the final  maturity date of March 24, 2011.  Interest is payable  semi-annually  at 3.00% in years 1-2,  and 5.05% if extended.  In addition,  the  Province  entered into  interest  rate agreements that effectively converted the interest rate obligation to a fixed rate of 2.40%.

95.   Bonds were  extended at the option of the bond holders on the initial  maturity  date of November 20,  2002,  and are  extendible annually on each  extended  maturity  date  thereafter  to the final  maturity  date of February  20,  2007.  Interest is payable quarterly  at a  three-month  Canadian  BA rate  minus  0.05% in year 1,  three-month  Canadian  BA rate  minus  0.01% in year 2, three-month  Canadian BA rate plus 0.03% in year 3, three-month  Canadian BA rate plus 0.05% in year 4, and three-month  Canadian
      BA rate plus 0.07% for the remaining term.

96.   Bonds are  extendible  at the option of the Province on the initial  maturity  date of December 20,  2004,  and on each  extended maturity date  thereafter to the final  maturity date of December 20, 2009.  Interest is payable  semi-annually  at 4.0% in years
      1-2,  4.20% in year 3, 4.75% in year 4, 5.5% in year 5, 6.0% in year 6, and 6.50% in the final year.  In  addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.32%.

97.   Outstanding  amounts  include  bonds held by Legal Aid, a government  organization  of $3.2 million in Series NL, $4.6 million in
      Series DMTN8 and $0.34 million in Series DMTN16.

98.   This is a variable payment, zero coupon bond with a yield of 4.54%.

99.   During the 2003-04 fiscal year, Series DMTN104 was re-opened once, bringing the total issue size to $64 million.

100.  Bonds are extendible at the option of the Province on the initial  maturity date of March 3, 2005, and on each extended  maturity date thereafter to the final maturity date of March 3, 2009.  Interest is payable  semi-annually  at 4.05% in years 1-2, 4.40% in year 3, 4.85% in year 4, 5.85% in year 5, and 6.875% in the final year.  In addition,  the Province  entered into  interest  rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.55%.

101.  Bonds are extendible at the option of the Province on the initial maturity date of March 26, 2006, and on each extended  maturity date thereafter to the final maturity date of March 26, 2014.  Interest is payable  semi-annually at 4.00% in years 1-2, 4.10% in year 3,  4.15% in year 4,  4.30% in year 5,  4.50% in year 6, 4.75% in year 7, 5.00% in year 8, 5.25% in year 9, and 5.75% in the final year.  In addition,  the Province  entered into  interest  rate  agreements  that  effectively  converted the interest rate obligation to a fixed rate of 2.35%.

102.  Bonds are extendible at the option of the Province on the initial maturity date of March 17, 2005, and on each extended  maturity date thereafter to the final maturity date of March 17, 2008.  Interest is payable  semi-annually  at 4.0% in years 1-2, 4.10% in year 3, 5.0% in year 4, 6.0% in the final year. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a three-month Canadian BA rate minus 0.07%.

103.  The Province  entered into interest rate  agreements that  effectively  converted the interest rate obligation to a fixed rate of
      3.71%.

104.  The Province  entered into interest rate agreement  that  effectively  converted the interest rate  obligation to a fixed rate of
      3.28%.

105.  The Province  entered into interest rate  agreements that  effectively  converted the interest rate obligation on $425 million of this debt to a fixed rate of 4.68%.

106.  The Province  entered into interest rate agreement  that  effectively  converted the interest rate  obligation to a fixed rate of
      3.37%.

107.  During the 2003-04  fiscal year,  Series DMTN85 was re-opened  fifteen  times,  bringing the total issue size to $2,096  million, including $336 million for OEFC.

108.  During the 2003-04 fiscal year, Series DMTN100 was re-opened once, bringing the total issue size to $275 million.

109.  During the 2003-04 fiscal year,  Series DMTN93 was re-opened  twice,  bringing the total issue size to $1,500 million,  including
      $500 million for OEFC.

110.  Bonds were  extended at the option of the bond  holders on the  initial  maturity  date of  December  5, 2002 and are  extendible annually on each extended maturity date thereafter to the final maturity date of December 5, 2008.  Interest is payable quarterly at a three-month  Canadian BA rate minus 0.05% in year 1, minus 0.01% in year 2, plus 0.03% in year 3, plus 0.05% in year 4, plus
      0.07% in year 5, and plus 0.08% in the final two years.

111.  Bonds are  extendible  at the option of the Province on June 18, 2004 to the final  maturity  date of June 18, 2007.  Interest is payable  semi-annually at 4.20% in years 1-2 and 6.05% in the final three years, if extended.  In addition,  the Province entered into interest rate agreements  that  effectively  converted the interest rate obligation to a three-month  Canadian BA rate minus
      0.06%.

112.  Bonds are  extendible  at the option of the Province on July 21, 2004 to the final  maturity  date of July 21, 2007.  Interest is payable semi-annually at 4.00% in years 1-2, and 6.00% in the final three years, if extended.  In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.38%.

113.  During the 2003-04 fiscal year, Series DMTN79 was re-opened once, bringing the total issue size to $125 million.

114.  During the 2003-04 fiscal year, Series DMTN33 was re-opened once, bringing the total issue size to $240 million.

115.  Interest is payable  quarterly at a three-month  Canadian BA rate plus 0.275% up to a maximum of 4.775% in the first year, 5.025%
      in the second  year,  and 5.775% in the third year.  In  addition,  the  Province  entered into  interest  rate  agreements  that effectively converted the interest rate obligation to a three-month Canadian BA rate minus 0.01%.

116.  Bonds are callable at the option of the Province on June 1, 2005.  Interest is payable  quarterly  at a  three-month  Canadian BA rate plus 0.59% in years 1-3,  and  semi-annually  at 5.70% if not  called.  In the event that the bond is not  called,  the bond holder has the right to exchange this series for series LZ. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a three-month Canadian BA rate minus 0.03%.

117.  The Province  entered into currency  exchange  agreements that  effectively  converted  these  Australian  dollar  obligations to
      Canadian dollar obligations at an exchange rate of 0.89154. In addition,  the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 5.06%.

118.  The amount  outstanding  in legacy  currency is French franc 3 billion.  The French franc was converted to euro using  conversion rate of one euro equals:  6.55957 French francs in accordance with Council Regulation (EU) No. 2866/98. In addition, the Province entered into interest rate agreements that effectively converted the interest rate obligation to a rate of 5.23%.

119.     Bonds are callable at the option of the Province on September 12, 2005. In addition,  the Province  entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 3.17%.

120. The amount  outstanding in legacy currency is Netherlands  guilders 400 million.  The Netherlands  guilders were converted to euro using conversion rate of one euro equals:  2.20371  Netherlands  guilders in accordance with Council  Regulation (EU) No. 2866/98.
     In addition,  the Province  entered into interest rate  agreements  that  effectively  converted the interest rate obligation to a rate of 10.04%.

121.  The amount  outstanding  in legacy  currency is French franc 3 billion.  The French franc was converted to euro using  conversion rate of one euro equals:  6.55957 French francs in accordance with Council Regulation (EU) No. 2866/98. In addition, the Province entered into interest rate agreements that effectively converted the interest rate obligation to a fixed rate of 6.61%.

122.  The Province  entered into currency  exchange  agreements that  effectively  converted these Japanese yen obligations to Canadian dollar  obligations  at an exchange  rate of 0.012481.  In addition,  the Province  entered into interest  rate  agreements  that effectively converted the interest rate obligation to a rate of 2.77%.

123.  These are zero coupon bonds with principal and interest  payable on individual  maturity date ranging from  2004-2008.  The total principal and interest to be paid over the life of these bonds are $73.8 million.

124.  Principal and interest are repayable in semi-annual  installment of $89.9 million  starting from August 13, 2004. The total issue size is $900  million,  including  $750 million for OEFC.  The Province  entered into interest rate  agreement  that  effectively converted the interest rate obligation to a fixed rate of 2.75%.

125.  The issue size is USD750 million, including USD268.3 million for OEFC.

126.  Debt issued for investment purposes is comprised of Notes payable to Ontario Electricity  Financial  Corporation as a result of a debt for equity swap between the Province and its two  wholly-owned  subsidiaries,  Ontario Power  Generation  Inc. and Hydro One
      Inc. The debt matures in three equal installments on March 31, 2039, 2040 and 2041 and bears interest at 5.85% payable monthly.

127.  During the 2003-04 fiscal year,  Series DMTN69 was re-opened  twice,  bringing the total issue size to $1,500  million  including
      $500 million for OEFC.

128.  Bonds  are  extendible  at the  option of the bond  holders  on March 8, 2009 to the final  maturity  date of March 8,  2033.  In addition,  the bond holders have the option to exchange this bond for DMTN61 on March 18, 2009. Interest is payable semi-annually at 3.0% until March 8, 2009 and 5.85%, thereafter if extended.

129.  In addition,  the Province  entered into interest rate  agreements that  effectively  converted the interest rate obligation to a fixed rate of 3.89%.

130.  The Province  entered into interest rate  agreements that  effectively  converted the interest rate obligation on $100 million of this debt to a three-month Canadian BA rate minus 0.125%.

131.  Bonds are  extendible at the option of the Province on the initial  maturity date of May 3, 2004,  and on each extended  maturity date  thereafter to the final maturity date of May 3, 2007.  Interest is payable  monthly at 4.70% in years 1-2, 5.15% in year 3,
      6.05% in year 4, and 6.90% in the final year. In addition,  the Province  entered into interest rate agreements that  effectively converted the interest rate obligation to a fixed rate of 4.08%.

                                                 PUBLIC ACCOUNTS, 2003-2004-- VOLUME 1

                                        III. CONTINGENT LIABILITIES-- OBLIGATIONS GUARANTEED BY
                                                        THE PROVINCE OF ONTARIO

                                                         As at March 31, 2004

LOANS GUARANTEED

                                                                              Year of           Rate of        Outstanding
                                                                               Issue           Interest      March 31, 2004  References
                                                                                                   %                $
MINISTRY OF AGRICULTURE AND FOOD
  Commodity Loan Guarantee Program................................            1994             Various           11,901,554      (1)
  Feeder Cattle Loan Guarantee Program............................            1994             Various            9,400,198
  FarmPlus Rural Loan Pool Program................................            1994             Various            4,469,157      (2)
   TOTAL MINISTRY OF AGRICULTURE AND FOOD...........................................................             25,770,909
MINISTRY OF COMMUNITY, FAMILY AND CHILDREN'S SERVICES
  Ontario College of Social Workers and Social Service Workers....            1999            Prime--0.6          3,100,000      (3)
   TOTAL MINISTRY OF COMMUNITY, FAMILY AND CHILDREN'S SERVICES......................................              3,100,000
MINISTRY OF ENTERPRISE, OPPORTUNITY AND INNOVATION
  The Development Corporations Act
   Total guarantees re various companies..........................           Various           Prime+1              967,522
  Ontario Aerospace Corporation...................................            1995               N/A              2,250,000      (4)
  Youth Entrepreneurs Program.....................................          2001-2002          Prime+1            1,202,123
  Young Entrepreneurs Program.....................................          1997-2001          Prime+2               30,600      (5)
   TOTAL MINISTRY OF ENTERPRISE, OPPORTUNITY AND INNOVATION.........................................              4,450,245
MANAGEMENT BOARD SECRETARIAT
  Mortgage Guarantees Dissolution of Ontario Land Corporation.....          1971-1976            N/A                 43,489      (6)
   TOTAL MANAGEMENT BOARD SECRETARIAT.............................                                                   43,489
MINISTRY OF MUNICIPAL AFFAIRS AND HOUSING
   Ontario Housing Corporation "Homes Now" Mortgage Financing
     Program......................................................            1989             Various          166,127,703      (7)
   TOTAL MINISTRY OF MUNICIPAL AFFAIRS AND HOUSING..................................................            166,127,703
MINISTRY OF NATURAL RESOURCES
  Freshwater Fish Marketing Corporation...........................            1969               7.14             1,000,000
   TOTAL MINISTRY OF NATURAL RESOURCES............................                                                1,000,000
MINISTRY OF TRAINING, COLLEGES AND UNIVERSITIES
  Ontario Student Loan Plan:
  Class "A".......................................................           Various            Prime           640,236,231
  Class "B".......................................................           Various           Prime+1          599,450,761
  Class "C".......................................................           Various           Prime+1        1,212,102,726
   TOTAL MINISTRY OF TRAINING, COLLEGES AND UNIVERSITIES..........                                            2,451,789,718
TOTAL LOANS GUARANTEED............................................                                            2,652,282,064
OTHER
MINISTRY OF FINANCE
  GO Transit Refinancing (TATOA)..................................            1994               N/A            422,202,733      (8)
  Ontario Municipal Improvement Corporation.......................            1991               N/A             79,043,000      (9)
   TOTAL MINISTRY OF FINANCE........................................................................            501,245,733
   TOTAL OTHER......................................................................................            501,245,733
   TOTAL CONTINGENT LIABILITIES.....................................................................          3,153,527,797

                                                 PUBLIC ACCOUNTS, 2003-2004-- VOLUME 1

                                        III. CONTINGENT LIABILITIES-- OBLIGATIONS GUARANTEED BY
                                                  THE PROVINCE OF ONTARIO-- Concluded

                                                         As at March 31, 2004

References:

1. The Province's maximum liability for the program is $200,000,000.

2. The Province's maximum liability for the program is $50,000,000.

3. Amount  represents  loan  guarantee  for the Ontario  College of Social  Workers and Social  Service  Workers from the Royal Bank of
   Canada up to $3,100,000 for a period ending December 31, 2006.

4. Guarantee  required  only in event of default by aircraft  purchaser  and if sale of  repossessed  aircraft does not fully cover the sales financing liability.

5. The Province guarantees 85% of both interest and principal of the outstanding loan balance of $36,000.

6. The Ministry of Finance assumed the contingent  liability  arising from the Mortgage  Guaranty Fund of the Ontario Land Corporation,
   which was dissolved on March 31, 1987.

7. Loans totaling $1,323 million taken by OHC for "Homes Now" from the Federal  Government's  CPP allotment have been guaranteed by the
   Province.  Since 1993,  these loans have been refinanced from the private sector and funds advanced to the Ministry of Finance.  The total amount debentured to the Province as at March 31, 2003 was $1,157 million which has been reduced from the guarantee.

8. The Province has entered into a sale and conditional  sale-back  arrangement of GO Transit with Asset Finance Bermuda  Limited.  The deal  provided the Province with about $431 million in the initial  fiscal year 1993-94 with an option of  additional  borrowing and to repay in year 2006.  GO Transit will maintain  control over its assets and  operations  and provision  will be made within twelve years to buy back the asset.

9. This debt was originally  borrowed by Ontario  Municipal  Improvement  Corporation  (OMIC) from the Canada  Pension Plan  Investment
   Fund.  In  accordance  with the  Capital  Investment  Plan Act,  1993  OMIC  ceased to exist and its  assets  and  liabilities  were transferred to the Ontario Financing Authority (OFA).

                                                 PUBLIC ACCOUNTS, 2003-2004-- VOLUME 1

                                                     IV. CLAIMS AGAINST THE CROWN

                                                         As at March 31, 2004

    The  following  are claims  arising from legal action  either in progress or  threatened  against the Crown in respect of breach of contract,  damages to persons and property and like items.  The amounts claimed have not been specified,  but in each case are expected to exceed $50 million:

1.   Dudley Abbot et al. (preferred shareholders of Crown Trust) v. HMQRO.

2.   The Chippewas of Sarnia, the Chippewas of Kettle Point et al. v. HMQRO, Polysar Hydrocarbons Limited et al.

3.   Roy  Michano et al.,  for  themselves  and on behalf of the members of the Pic Heron Bay,  Pays Plat,  Rocky Bay,  Whitesand,  Pic
     Mobert, Red Rock, Sand Point and Long Lake No. 58 Bands of Indians v. HMQRO.

4.   Clifford Meness et al., for themselves and all other members of the Algonquins of Golden Lake Band of Indians v. HMQRO.

5.   Roger Southwind on behalf of the Lac Seul Indian Band v. HMQRO.

6.   Theriault in respect of mining leases to Hemlo Gold Mines v. HMQRO.

7.   Moose Factory First Nation et al. v. Spruce Falls Power and Paper Company Limited.

8.   New Post First Nation et al. v. Spruce Falls Power and Paper Company Limited.

9.   Beaver House First Nation v. HMQRO.

10.  The Chippewas of Saugeen and Nawash First Nations regarding Bruce Peninsula v. HMQRO.

11.  Missanabie Cree First Nation v. HMQRO and HMQRC.

12.  Six Nations of the Grand River Band v. HMQRO.

13.  Mishkeegogamang First Nation and seventeen others v. HMQRO.

14.  Chiefs of Ontario v. HMQRO.

15.  Wesley Big George on behalf of seven Lake of the Woods First Nations v. HMQRO.

16.  Wikwemikong Indian Band v. HMQRO.

17.  Chippewas of Sarnia Band v. HMQRO.

18.  Mary Lou LaPratte, Roland LaPratte, Sheila Horrell, Arthur Horrell et al v. HMQRO.

19.  Anderlis Leasing Enterprises et al. v. HMQRO.

20.  Northern Diamond Gaming Services Limited and Diamond Gaming Services Inc. et al v. HMQRO.

21.  1191067 Ontario Inc., Silvo Di Gregorio and Tom Jones v. HMQRO.

22.  Monaghan, John Richard v. HMQRO.

23.  Alberto Docouto v. HMQRO.

24.  Mississauga of Alderville,  Beausoleil,  Chippewas of Georgia Island,  Mnjikaning (Rama),  Curve Lake Hiawatha,  and Scugog Island
     First Nation v. HMQRO.

25.  First Class Casinos and Mr. Casino Inc. v. HMQRO.

26.  Jeevaratnam et al. v. HMQRO, Municipality of Metropolitan Toronto and the Regional Municipality of Ottawa Carleton.

27.  Somaskantharanjan et al. v. HMQRO, the City of Toronto.

28.  Robyn Wynberg et al. v. HMQRO.

29.  Simsta Art Creations, Simona Stanculescu v. HMQRO.

30.  Vance Hamilton Egglestone v. HMQRO, Barker and Maier.

31.  Arnold Guettler, Neo-Form Corporation and Neo-Form North America Corporation v. HMQRO et al.

32.  Big Grassy  (Mishkosiimiiniiziibing)  First Nation and Ojibways of Onigaming  First Nations  adjacent to the Lake of the Woods and
     Winnipeg River area who are signatories to Treaty 3 v. HMQRO.

33.  Wauzhushk Onigum First Nation and Ochiichagwe'babig o'ining First Nation and Washagamis Bay First Nations v. HMQRO.

34.  Walpole Island First Nations v. HMQRO.

35.  Timothy Natyshak v. HMQRO et al.

36.  The Begetikong Anishnabe First Nation (aka the Ojibways of Pic River) Chief Roy Michano,  Councillor Duncan Michano and Councillor
     Arthur H. Fisher v. HMQRO.

37.  Whitesand First Nation v. HMQRO.

38.  Red Rock First Nation v. HMQRO.

39.  Moose Deer Point First Nation v. HMQRO.

40.  R. Shawn A. Cantlon v. HMQRO.

41.  Anne and Alexander Larcade v. HMQRO.

42.  Pearson v. Inco Ltd., HMQRO.

43.  Ayok, Chol v. York University.

44.  Frank Defazio, et al v. HMQRO, Toronto Transit Commission, Pinchen Environmental Consultants, et al.

45.  Dumoulin v. Ontario Realty Corporation and HMQRO.

46.  Hamilton Kilty Hockey Club Inc. v. HMQRO.

47.  Kinew, Tobasonakwut v. HMQRC and HMQRO.

48.  Adrian, Shirley et al v. HMQRC and HMQRO.

49.  Palahnuk, Robert E, to CLOC v. HMQRO.

50.  Deutsch, Melvin P v. HMQRO.

51.  Augier, Gideon McGuire v. HMQRO.

52.  Mortune, Felicia v. HMQRO.

53.  Peter Fallis v. HMQRO.

54.  Robert Fenn v. HMQRO.

55.  Chapleau Cree v. HMQRO.

56.  Class action lawsuit for contamination of property located in the vicinity of the mine site in the Village of Deloro.

57.  Deep, Dr. Albert Ross v. HMQRO.

58.  Mastronardi, Giovanna v. HMQRO.

59.  Miron, Arthur v. HMQRO.

60.  Twain, Jim Chief v. HMQRO.

61.  Garden River First Nation Reserve No. 14 v. HMQRO.

62.  Mushkegouk Council (Onasburgh) v. HMQRO.

63.  Kakeway, George v. HMQRO.

64.  Sinclare, Alfred v. HMQRO.

65.  Koumoundouros, Terry v. HMQRO.

66.  General Motors Corporation v. HMQRO.

67.  West Nile Virus v. HMQRO.

68.  Adam's Mine Rail Haul v. HMQRO.

69.  Aylmer Meat Packers Inc. v. HMQRO.

70.  Mosher, Donald B. v. HMQRO.

71.  Williams Andrea v. HMQRO.

72.  Office & Professional Employees International Union and Ontario Public Service Employees' Union v. HMQRO.

73.  Mitusev v. General Motors et. al. and HMQRO.

74.  Harrison, John Arthur v. HMQRO.

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